UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2026

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

ANNUAL BUSINESS REPORT

(From January 1, 2025 to December 31, 2025)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	21	1	3	19	11
Total	21	1	3	19	11

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

For a list of the Company’s subsidiaries as of December 31, 2025, see Note 1(2) of the notes to the Company’s audited consolidated financial statements attached hereto.

Changes in the Company’s consolidated subsidiaries during the year ended December 31, 2025 are set forth below.

Change	Name	Remarks
Additions	Forest AI Investment	Newly established by Atlas Investment during the reporting period
Exclusions	NATE Communications Corporation (formerly SK Communications Co., Ltd.)	Lost control during the reporting period
	SK m&service Co., Ltd. (“SK M&Service”)	Lost control during the reporting period
	YTK Investment Ltd.	Liquidated during the reporting period

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high-speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material entities	Description of business	Proportion of revenue
Wireless business	SK Telecom	Mobile telephone, wireless data, information and communications services, etc.	73%
	PS&Marketing Co., Ltd. (“PS&Marketing”)
	SK O&S Co., Ltd. (“SK O&S”)

Fixed-line business	SK Broadband Co., Ltd. (“SK Broadband”)	Telephone, high-speed Internet, data, communications network leasing services, etc.	25%
	SK Telink Co., Ltd. (“SK Telink”)
	Home & Service Co., Ltd. (“Home&Service”)

Other businesses	SK stoa Co., Ltd. (“SK Stoa”)	Commercial retail data broadcasting channel services, etc.	2%

Total			100%

2

The total number of the Company’s consolidated subsidiaries as of December 31, 2025 was 19, including SK Broadband and PS&Marketing, among others.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 29, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 1, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 7, 2024	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
June 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
June 11, 2024	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
June 11, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 17, 2024	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 17, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
November 26, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
November 27, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
November 27, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
August 28, 2025	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

3

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
September 1, 2025	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 29, 2025	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

**	Rating definition: “AA” – The certainty of principal and interest payment is very high with very low investment risk, but has slightly inferior factors compared to securities that are rated “AAA.”
***	From ratings “AA” to “B,” “+” and “-” signs are attached depending on the relative superiority within the grade.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Current rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 20, 2022	CP	A1	Korea Ratings	Current rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Current rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
December 2, 2022	CP	A1	Korea Ratings	Regular rating
December 2, 2022	Short-term bond	A1	Korea Ratings	Regular rating
December 2, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 2, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
January 2, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
January 3, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Rating update
May 22, 2023	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	Korea Ratings	Current rating
May 22, 2023	CP	A1	Korea Ratings	Current rating
May 22, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 22, 2023	CP	A1	Korea Investors Service, Inc.	Current rating
September 27, 2023	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 27, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 4, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 4, 2023	CP	A1	Korea Investors Service, Inc.	Regular rating
October 13, 2023	Short-term bond	A1	Korea Ratings	Regular rating
October 13, 2023	CP	A1	Korea Ratings	Regular rating
June 7, 2024	Short-term bond	A1	Korea Ratings	Current rating
June 7, 2024	CP	A1	Korea Ratings	Current rating
June 11, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 11, 2024	CP	A1	Korea Investors Service, Inc.	Current rating

4

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 17, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 17, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 26, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
November 26, 2024	CP	A1	Korea Investors Service, Inc.	Current rating
November 27, 2024	Short-term bond	A1	Korea Ratings	Current rating
November 27, 2024	CP	A1	Korea Ratings	Current rating
November 27, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
November 27, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 12, 2025	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 12, 2025	CP	A1	Korea Investors Service, Inc.	Current rating
June 12, 2025	Short-term bond	A1	Korea Ratings	Current rating
June 12, 2025	CP	A1	Korea Ratings	Current rating
June 13, 2025	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 13, 2025	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1” – Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
December 2, 2022	Bonds denominated in foreign currency	A- (Positive)	Fitch Ratings	Regular rating
February 23, 2023	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
August 28, 2023	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
November 28, 2023	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2024	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 2, 2024	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
May 24, 2024	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
January 7, 2025	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2025	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
April 2, 2025	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
November 4, 2025	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

5

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad (“Tbroad Merger”)

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
March 28, 2023	General Meeting of Shareholders	Haeyun Oh	Yong-Hak Kim, Junmo Kim	Jung Ho Ahn
March 26, 2024	General Meeting of Shareholders	Yang Seob Kim, Sung Hyung Lee, Mi Kyung Noh	Young Sang Ryu	Kyu-Nam Choi, Youngmin Yoon
March 26, 2025	General Meeting of Shareholders	Dong Soo Kang, Chang Bo Kim	—	Jong Ryeol Kang, Sung Hyung Lee, Seok-Dong Kim
*

At the 41st General Meeting of Shareholders held on March 26, 2025, Dong Soo Kang and Chang Bo Kim were newly elected as a non-executive director and an independent director/audit committee member, respectively.

**	Additional director appointments were decided at the 42nd General Meeting of Shareholders, which was held after the date of original submission of this business report.

C.	Change in Company Name

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communications technology (“ICT”) businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

6

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

(2) Transfer of artificial intelligence (“AI”) semiconductor business

On December 21, 2021, the Company’s board of directors (the “Board of Directors”) resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire the business-to-business (“B2B”) business of SK Telink Co., Ltd. with the purpose of strengthening the market competitiveness of the B2B business through a reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(2) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd. (“Media S”), a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 23, 2022, SK Broadband acquired 5,000,000 additional shares of Media S for Won 25.0 billion through a capital increase by allocation to shareholders.

(3) Merger

On March 30, 2022, the board of directors of SK Broadband approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

(4) Transfer of business

On December 27, 2023, the board of directors and the shareholders of Home&Service, a subsidiary of SK Broadband, resolved to transfer Home&Service’s electric vehicle standard-charge business. The business was transferred to GS ChargEV on April 15, 2024.

(5) Capital reduction of subsidiary

On July 5, 2024, the board of directors and the shareholders of Home&Service approved the capital reduction with consideration. The capital reduction will be achieved by acquiring 2,770,000 common shares of Home&Service held by SK Broadband (at Won 7,237 per share) and immediately cancelling such shares. In consideration of the capital reduction, Won 20,046 million will be paid to SK Broadband. Such transaction will not result in a change in SK Broadband’s ownership interest in Home&Service (100%) while the number of shares owned will decrease from 9,200,000 shares to 6,430,000 shares.

(6) Acquisition of business

On May 12, 2025, the board of directors of SK Broadband resolved to acquire SK Inc.’s Pangyo Data Center in order to expand the data center business and generate synergy. The acquisition was completed on July 1, 2025.

(7) Sale of equity interest in subsidiary

On December 24, 2025, SK Broadband entered into a share purchase agreement to sell 100% (9,200,000 shares) of its ownership interest in Media S to Rapport Labs Inc.

7

[SK Telink]

(1) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

[PS&Marketing]

(1) Acquisition of shares of SK M&Service

PS&Marketing acquired 3,099,112 shares of SK M&Service (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

(2) Disposal of equity interest in SK M&Service

On December 18, 2024, the board of directors of PS&Marketing approved the disposal of certain of its equity interest in SK M&Service, a subsidiary of PS&Marketing, as originally proposed. On February 25, 2025, PS&Marketing transferred 2,169,379 shares of SK M&Service (representing a 70% equity interest) to Samgu Inc. for Won 58,515 million. Following the transfer, PS&Marketing holds a 30% equity interest in SK M&Service, and SK M&Service has become excluded from the scope of the Company’s consolidated subsidiaries.

3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2025)	(Unit: in shares and percentages)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares cancelled to date	90,137,106	—	90,137,106	—
a. reduction of capital	—	—	—	—
b. cancelled with profit	90,137,106	—	90,137,106	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	214,790,053	—	214,790,053	—
V. Number of treasury shares	1,807,778	—	1,807,778	—
VI. Number of outstanding shares (IV-V)	212,982,275	—	212,982,275	—
VII. Percentage of treasury shares held	0.8%	—	0.8%	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share). Additionally, the total number of issued shares changed to 214,790,053 shares following the cancellation of 4,043,091 treasury shares on February 5, 2024.

8

B.	Treasury Shares

(As of December 31, 2025)			(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Cancelled (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	1,903,711	—	95,933	—	1,807,778
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	1,903,711	—	95,933	—	1,807,778
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	1,903,711	—	95,933	—	1,807,778
			Preferred shares	—	—	—	—	—

*	On April 28, 2025, the Company disposed 4,860 treasury shares for bonus payment purposes.
**	On May 2, 2025, the Company disposed 91,073 treasury shares due to the exercise of certain outstanding stock options.

4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of December 31, 2025)	(Unit: in Won and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 15, 2021	30,218,595,000	29,642,550,000	98%	Feb. 8, 2021
Direct Disposal	Jun. 11, 2021	Jun. 24, 2021	163,750,000	160,500,000	98	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Jan. 12, 2022	158,340,000,000	156,374,875,000	99	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Feb. 11, 2022	23,049,864,000	23,256,404,000	101	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Mar. 4, 2022	417,890,000	409,532,200	98	Feb. 28, 2022
Direct Disposal	April 29, 2022	May 20, 2022	340,914,723	341,088,000	100	May 17, 2022
Direct Disposal	April 29, 2022	May 20, 2022	1,323,950,077	1,417,579,000	107	May 17, 2022
Direct Disposal	Feb. 9, 2023	Feb. 28, 2023	15,011,825,000	15,157,886,000	101	Feb. 13, 2023
Direct Disposal	Feb. 27, 2023	Mar. 26, 2023	4,938,810,800	4,922,384,600	100	Mar. 2, 2023
Direct Disposal	Apr. 21, 2023	May 31, 2023	339,801,450	279,874,700	82	Apr. 25, 2023
Direct Disposal	Jan. 29, 2024	Feb. 29, 2024	24,508,242,000	24,707,496,000	101	Feb. 2, 2024
Direct Disposal	Apr. 26, 2024	May 31, 2025	279,874,700	280,422,400	100	Apr. 30, 2024
Direct Disposal	Apr. 25, 2025	May 31, 2025	279,936,000	261,954,000	94	Apr. 30, 2025
Direct Disposal	May 2, 2025	Mar. 26, 2027	14,240,890,460	5,355,150,828	38	—

*

As the disposal on May 2, 2025 involved the delivery of treasury shares in connection with the exercise of certain outstanding stock options, the submission of the disposal results was omitted in accordance with Article 5-9(4) of the Regulation on Securities Issuance and Disclosure.

**

The disposal on May 2, 2025 concerns the disclosure of all stock options granted at the 36th General Meeting of Shareholders as shares scheduled for disposal, triggered by the initial exercise of stock options. The confirmed number of shares scheduled for disposal is 91,073 shares.

9

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of December 31, 2025)	(Unit: in Won, percentages and number of instances)
Classification	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
	Start Date	End Date						Number of Instances	Date
Trust Agreement Execution	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	—	—	Apr. 30, 2021
Trust Agreement Execution	Jul. 27, 2023	Jan. 26, 2024	~~W~~	300,000,000,000	~~W~~	301,274,969,250	100.42%	—	—	Jan. 26, 2024

*	The Company completed the repurchase of treasury shares pursuant to the Trust Agreement on July 27, 2023, and reported the results of the termination of the Trust Agreement on January 26, 2024.

6. Status of Cancellation of Treasury Shares

	(Unit: in Won and number of shares)
Cancellation Date	Cancellation Method	Share Type	Number of Shares Cancelled	Value of Shares Cancelled
May 6, 2021	Share repurchase and cancellation	Common share	8,685,568	1,965,952,260,096
February 5, 2024	Share repurchase and cancellation	Common share	4,043,091	200,000,000,000

*	The number of shares cancelled on May 6, 2021 is based on the figures prior to the Stock Split.

7. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share

March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses

March 26, 2024	40th General Meeting of Shareholders	Board meeting notice period, year-end dividend record date	To strengthen the Board’s deliberation function by providing sufficient time for advance review and to enhance shareholders’ ability to estimate future dividends

March 26, 2025	41st General Meeting of Shareholders	Quarterly dividend record date	To enhance shareholders’ ability to estimate future dividends

*

Prior to the date of original submission of this business report, the Company’s Articles of Incorporation were last amended on March 26, 2025. Proposed amendments to the Articles of Incorporation were included in the agenda for the 42nd General Meeting of Shareholders, which was held on March 26, 2026.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

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Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S	Maintenance of base stations

	Service Ace Co., Ltd. (“Service Ace”)	Management and operation of customer centers

Fixed-line	SK Broadband

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home&Service	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services

	SK Telink	International wireless direct-dial “00700” services and mobile virtual network operator (“MVNO”) business

Other business	SK Stoa	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits

	Astra AI Infra LLC	Investments

	SK Telecom Americas, Inc.	Information collection and consulting services

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The number of the Company’s 5G subscribers recorded 17.49 million subscribers as of December 31, 2025, and accounted for 80% of the Company’s total number of subscribers. The Company seeks to enhance profitability through stable market operations while striving to further expand customer choices and benefits in order to minimize the slowdown in the growths of wireless services revenue and Average Revenue Per User (“ARPU”). The Company seeks to achieve solid growth in profit from its wireless telecommunications business even in the mature 5G market by leveraging its fundamental competitive strengths, including product and channel realignment and the optimization of operations centered on customer lifetime value.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and wireless telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

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The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of Internet-of-Things (“IoT”)-based B2B businesses.

		(Unit: in 1,000 persons)
		As of December 31,
Classification		2025	2024	2023
Number of subscribers	SK Telecom	30,853	31,786	31,276
	Others (KT, LG U+)	41,466	38,360	35,643
	MVNO	19,885	17,825	15,851
	Total	92,203	87,971	82,770

*	Source: Wireless telecommunications service data from the Ministry of Science and ICT (“MSIT”) as of December 31, 2025.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of December 31,
	2025	2024	2023
Mobile communication services	42.7	45.3	46.7

*	Source: Wireless telecommunications service data from the MSIT as of December 31, 2025.

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[Fixed-line Business]

A.	Overview

For the year ended December 31, 2025, SK Broadband recorded Won 4.53 trillion in revenue on a consolidated basis, which represented a 2.8% increase from Won 4.41 trillion for the year ended December 31, 2024. Such increase was primarily attributable to the growth of SK Broadband’s high-speed Internet business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the year ended December 31, 2025, the media business segment recorded Won 1.91 trillion in revenue, which represented a 0.8% decrease compared to the year ended December 31, 2024. For the year ended December 31, 2025, the fixed-line business segment recorded Won 2.63 trillion in revenue, which represented a 5.6% increase compared to the year ended December 31, 2024.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can primarily be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

13

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the pay TV market, competition for content has been intensifying, at the center of which are large over-the-top operators with exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services based on novel technology, including AI data centers. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

		(Unit: in persons)
Classification		As of December 31,
		2025	2024	2023
Fixed-line Subscribers	High-speed Internet	25,233,811	24,721,782	24,098,164
	Fixed-line telephone	9,691,648	10,325,245	10,973,838
	IPTV	21,310,250	21,190,908	20,870,152
	Cable TV	12,273,098	12,342,797	12,586,391

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of December 31, 2025, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2024.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2025	2024	2023
High-speed Internet (including resales)	28.7	28.9	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))	18.6	18.3	18.0
IPTV	31.8	32.0	31.8
Cable TV	22.9	22.8	22.4

*	Source: MSIT website.
**	With respect to fixed-line telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of landline and IP phone subscribers.
***

Market shares for the high-speed Internet and fixed-line telephone markets are based on the market shares as of December 31, 2025 and market shares for the IPTV and cable TV markets are based on the average number of subscribers in the second half of 2024.

The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

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[Other Businesses]

A.	Other businesses

SK Stoa operates the commercial retail data broadcasting channel business, offering an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

	(Unit: in millions of Won and percentages)
Classification	As of December 31,
	2025		2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,731,253	75%	25,154,898	75%	25,608,563	77%
Fixed-line	7,158,666	21%	7,174,920	21%	6,825,342	20%
Other	1,392,466	4%	1,276,546	4%	910,020	3%
Subtotal	34,282,385	100%	33,606,364	100%	33,343,925	100%
Consolidation Adjustment	(4,174,602)	—	(3,091,111)	—	(3,224,698)	—

Total	30,107,783	—	30,515,254	—	30,119,227	—

B.	Revenue

	(Unit: in millions of Won and percentages)
Classification	For the year ended December 31,
	2025		2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	12,552,543	73%	13,318,213	74%	13,123,166	75%
Fixed-line	4,191,113	25%	4,075,412	23%	3,928,020	22%
Other	355,557	2%	546,984	3%	557,325	3%

Total	17,099,213	100%	17,940,609	100%	17,608,511	100%

C.	Operating Profit

	(Unit: in millions of Won and percentages)
Classification	For the year ended December 31,
	2025		2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	817,941	75%	1,529,971	84%	1,463,934	84%
Fixed-line	308,372	28%	366,517	20%	329,072	19%
Other	(30,551)	(3)%	(64,929)	(4)%	(42,771)	(2)%
Subtotal	1,095,762	100%	1,831,559	100%	1,750,235	100%
Consolidation Adjustment	(22,547)	—	(8,150)	—	2,969	—

Total	1,073,215	—	1,823,409	—	1,753,204	—

3. Updates on Major Products and Services

	(Unit: in millions of Won and percentages)
Business				For the year ended December 31,
				2025		2024		2023
	Major Companies	Items	Major Trademarks	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom, PS&Marketing, Service Ace, SK O&S, SK M&Service, etc.	Mobile communications service, wireless data service, ICT service and others	T, 5GX, T Plan and others	12,552,543	73%	13,318,213	74%	13,123,166	75%

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	(Unit: in millions of Won and percentages)
Business				For the year ended December 31,
				2025		2024		2023
	Major Companies	Items	Major Trademarks	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Fixed-line	SK Broadband, SK Telink, Home&Service	Fixed-line phone, high- speed Internet, data and network lease service and others	B tv, 00700 international call, 7mobile and others	4,191,113	25%	4,075,412	23%	3,928,020	22%
Other	SK Stoa, etc.	Commercial retail data broadcasting channel service and others	Stoa ON	355,557	2%	546,984	3%	557,325	3%

Total				17,099,213	100%	17,940,609	100%	17,608,511	100%

4. Price Trends for Major Products

[Wireless Business]

As of December 31, 2025, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). In October 2025, the Company launched six types of subscription plans for “air”, our digital communication service available exclusively for unlocked devices. The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

The monthly subscription fees for the services offered by SK Broadband are as follows:

-	IPTV (media business segment): from Won 11,000 (B tv Mini) to Won 50,600 (B tv All + Catch On + major networks) under no fixed-term contract

-

Cable TV (based on Suwon broadcasting) direct cable TV: from Won 4,400 or less (B tv Cable 20) to Won 16,500 or less (B tv Cable 90) under no fixed-term contract, and from Won 3,520 or less (B tv Cable 20) to Won 13,200 (B tv Cable 90) under a three-year contract

-

Digital cable TV: from Won 13,200 or less (B tv Cable 100) to Won 26,400 (B tv Cable 200) under no fixed-term contract, and from Won 10,560 (B tv Cable 100) to Won 21,120 (B tv Cable 200) under a three-year contract

-

Technology-neutral service: from Won 13,200 (B tv Pop 100) to Won 33,990 (B tv Pop 230+) under no fixed-term contract, and from Won 7,700 (B tv Pop 100) to Won 20,900 (B tv Pop 230+) under a three-year contract

-

High-speed Internet service (fixed-line business segment): from Won 30,800 (Speed Internet) to Won 104,500 (Giga Premium×10) under no fixed-term contract, and from Won 22,000 (Speed Internet) to Won 82,500 (Giga Premium×10) under a three-year contract

-

Bundled products that combine high-speed Internet and IPTV services: from Won 33,000 (Speed Internet + B tv Economy) to Won 111,100 (Giga Premium×10 + B tv All + Catch On + major networks) under a three-year contract

The above fees may vary depending on the conditions for subscription, including services provided, contract period and bundled products.

16

In 2025, SK Broadband has been launching various new subscription plans. On March 4, 2025, SK Broadband launched the “AI Speaker Set-Top Box” for its Internet protocol cable TV service, which meets cable TV customers’ demand for AI services based on voice recognition and offers broader choice of set-top box options. The monthly rental fee for the AI Speaker Set-Top Box is Won 6,600 per month based on a three-year contract. As part of a launch promotion, customers who newly subscribe under a three-year contract by August 31, 2025 receive a rental fee discount of Won 6,600.

On May 9, 2025, SK Broadband launched two new subscription plans, “B tv pop 230+” and “B tv pop 180+”, which allow users to combine IP cable TV products with B tv+ monthly subscription services. Users can enjoy the same contents at up to a 46% lower cost compared to subscribing separately.

On August 31, 2025, SK Broadband launched the “Baro Bundled Discount” plan, which provides an additional discount on top of existing contract discounts when customers newly subscribe through direct channels including its customer center or official website. The plan offers discounts for standalone high-speed Internet subscriptions or high-speed Internet and IPTV bundled subscriptions under a three-year contract, and was introduced to reduce the financial burden for price-sensitive customers such as young adults.

In addition, starting on August 31, 2025, three existing cable Internet plans (Cable Fiber Optic Local Area Network (“LAN”), Cable Giga Lite and Cable Giga) were discontinued for new subscriptions and plan changes, and were replaced by six new products (Cable Smart 100M/320M/1G and Cable Smart 100M/320M/1G Wi-Fi). Recognizing that cable Internet customers are more sensitive to subscription fees, the three-year contract rates were reduced by from 13.7% to 17.7%. Furthermore, for an additional monthly fee of Won 1,100, customers can upgrade to include Wi-Fi with the Cable Smart 100M/320M/1G plans, thereby enhancing the convenience of Wi-Fi usage.

SK Broadband launched the “Deundeun Internet” and “Share Internet” plans on July 10, 2025 and September 15, 2025, respectively, in order to expand the product lineup for small business customers. The “Deundeun Internet” plan includes Internet and Wi-Fi services, and offers device repair compensation for store equipment and financial fraud compensation for the same price as the existing integrated Wi-Fi plans. “Share Internet”, which is designed for businesses such as small offices, academies and cafes where multiple PCs and laptops are used simultaneously at the same location, is an Internet product that can support up to 10 PCs and laptops concurrently.

On November 17, 2025, SK Broadband consolidated its three existing security services (Modoo Ansim, Power Vaccine and Remote Care) into a single service in order to improve customers’ Internet usage environment through enhanced in-home security and launched four new “Ansim” packages (Ansim/More Ansim/Ansim Share/More Ansim Share) with enhanced financial fraud prevention and compensation features. The Ansim package is characterized by bundled features including proactive protection against financial fraud, compensation for PC-based financial fraud and online transaction scams, add additional PC connection services. By consolidating the three existing security services, each previously offered at Won 1,500 per month, into a single package priced at Won 2,000 per month, SK Broadband has improved customer convenience while significantly reducing the overall cost burden for customers. For an additional Won 1,000 per month, customers can benefit from advanced protection that proactively blocks financial fraud such as smishing, phishing, hacking, and “Qshing” (QR-code phishing), and receive up to Won 5.5 million in compensation in case of damages from financial fraud or online transaction scams. This further strengthens customer benefits compared to similar products from competitors. Furthermore, to address the needs of customers with multiple devices at home as a result of the expansion of remote work and online learning, SK Broadband offers an additional PC connection service for Won 1,000 per month, ensuring stable security services across various usage environments.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.bworld.co.kr.

5. Investment Status

[Wireless Business]

A.	Investment in Progress and Future Investment Plan

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Year ended December 31, 2025	1,244	1,244	Upgrades to the existing services and expanded provision of network services including 5G

17

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested*	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Year ended December 31, 2025	885	To be determined	Securing subscriber network and equipment; quality and system improvement

*	Represents investments by SK Broadband on a separate basis.

6. Revenues

	(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Wireless	Services	Mobile communication, wireless data, information communication	Export	196,249	212,235	169,885
			Domestic	12,356,294	13,105,978	12,953,281
			Subtotal	12,552,543	13,318,213	13,123,166
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	205,494	213,815	178,824
			Domestic	3,985,619	3,861,597	3,749,196
			Subtotal	4,191,113	4,075,412	3,928,020
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	355,557	546,984	557,325
			Subtotal	355,557	546,984	557,325
Total			Export	401,744	426,050	348,709
			Domestic	16,697,469	17,514,559	17,259,802
			Total	17,099,213	17,940,609	17,608,511

	(Unit: in millions of Won)
For the year ended December 31, 2025	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	14,155,266	5,421,288	390,147	19,966,701	(2,867,488)	17,099,213
Internal sales	1,602,723	1,230,175	34,590	2,867,488	(2,867,488)	—
External sales	12,552,543	4,191,113	355,557	17,099,213	—	17,099,213
Depreciation and amortization	2,551,737	993,930	18,979	3,564,646	(97,512)	3,467,134
Operating profit (loss)	817,941	308,372	(30,551)	1,095,762	(22,547)	1,073,215
Finance profit (loss)						(262,638)
Loss from investments in subsidiaries, associates and joint ventures						(63,602)
Other non-operating profit (loss)						(24,714)
Profit before income tax						722,261

18

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2025 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds (face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
June 28, 2023	Fixed rate foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028
October 7, 2024	Floating rate Won denominated borrowings (face value of Won 200 billion)	Interest rate risk	Interest rate swap	DBS Bank Ltd.	October 10, 2024 – October 8, 2026
May 28, 2025	Floating rate foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank Ltd.	May 28, 2025 – May 26, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	Remarks
	Raw material	27	492	48	—
	Labor	116,856	134,508	140,790	—
	Depreciation	123,083	134,989	137,264	—
	Commissioned service	49,033	61,588	51,749	—
	Others	66,773	61,267	61,992	—
	Total R&D costs	355,772	392,844	391,843	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	338,841	378,079	369,507	—
	Development costs (Intangible assets)	16,931	14,765	22,334	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.08%	2.19%	2.23%	—

19

10. Other Information Relating to Investment Decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2025, the registered patents and trademarks held by the Company included 2,858 Korean-registered patents, 1,776 foreign-registered patents and 743 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2025, SK Broadband held 194 Korean-registered patents and 39 foreign-registered patents (including those held jointly with other companies). It also holds 247 Korean-registered trademarks. The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

20

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023. The Company’s consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	6,727,130	7,476,682	6,585,602
• Cash and Cash Equivalents	1,490,024	2,023,721	1,454,978
• Accounts Receivable – Trade, net	1,918,502	1,989,306	1,978,532
• Accounts Receivable – Other, net	346,326	369,192	344,350
• Others	2,972,278	3,094,463	2,807,742
Non-Current Assets	23,380,653	23,038,573	23,533,625
• Long-Term Investment Securities	3,188,572	1,877,922	1,679,384
• Investments in Associates and Joint Ventures	2,238,470	2,341,827	1,915,012
• Property and Equipment, net	11,902,173	12,617,394	13,006,196
• Goodwill	2,072,493	2,072,493	2,075,009
• Intangible Assets, net	1,710,620	2,194,871	2,861,137
• Others	2,268,325	1,934,066	1,996,887
Total Assets	30,107,783	30,515,255	30,119,227
Liabilities
Current Liabilities	6,529,775	9,224,278	6,993,980
Non-Current Liabilities	10,622,716	9,463,343	10,896,848
Total Liabilities	17,152,491	18,687,621	17,890,828
Equity
Equity Attributable to Owners of the Parent Company	12,863,103	11,698,627	11,389,046
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(12,131,340)	(11,954,936)	(11,828,644)
Retained Earnings	22,938,268	22,976,127	22,799,981
Reserves	2,025,682	646,943	387,216
Non-controlling Interests	92,189	129,007	839,353
Total Equity	12,955,292	11,827,634	12,228,399
Total Liabilities and Equity	30,107,783	30,515,255	30,119,227

	(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	17,099,213	17,940,609	17,608,511
Operating Profit	1,073,215	1,823,409	1,753,204
Profit Before Income Tax	722,261	1,761,765	1,488,179
Profit for the Period	375,084	1,387,095	1,145,937
Profit for the Period Attributable to Owners of the Parent Company	408,410	1,250,155	1,093,611
Profit for the Period Attributable to Non-controlling Interests	(33,326)	136,940	52,326
Basic Earnings Per Share (Won)	1,825	5,780	4,954
Diluted Earnings Per Share (Won)	1,825	5,765	4,950
Total Number of Consolidated Subsidiaries	19	21	25

21

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023. The Company’s separate financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	4,932,557	5,242,405	4,703,844
• Cash and Cash Equivalents	771,861	1,165,158	631,066
• Accounts Receivable – Trade, net	1,469,426	1,508,893	1,495,617
• Accounts Receivable – Other, net	393,136	390,243	343,036
• Others	2,298,134	2,178,111	2,234,125
Non-Current Assets	20,216,179	19,343,221	20,292,088
• Long-Term Investment Securities	2,396,996	1,418,465	1,426,290
• Investments in Subsidiaries and Associates	5,892,726	4,899,558	4,670,568
• Property and Equipment, net	7,680,504	8,515,225	9,076,459
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,230,202	1,683,018	2,250,829
• Others	1,709,515	1,520,719	1,561,706
Total Assets	25,148,736	24,585,626	24,995,932
Liabilities
Current Liabilities	5,070,242	6,240,886	5,505,470
Non-Current Liabilities	8,087,444	7,383,886	9,054,369
Total Liabilities	13,157,686	13,624,772	14,559,839
Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(4,547,673)	(4,551,820)	(4,766,147)
Retained Earnings	15,199,915	15,273,451	15,032,473
Reserves	1,308,315	208,730	139,274
Total Equity	11,991,050	10,960,854	10,436,093
Total Liabilities and Equity	25,148,736	24,585,626	24,995,932

	(Unit: in millions of Won)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	12,051,068	12,774,060	12,589,220
Operating Profit	811,842	1,523,175	1,455,870
Profit Before Income Tax	736,498	1,477,084	1,354,939
Profit for the Period	410,795	1,280,484	1,059,750
Basic Earnings Per Share (Won)	1,836	5,923	4,798
Diluted Earnings Per Share (Won)	1,836	5,907	4,794

2. Dividends and Others

A.	Dividend Policy

(1)	Financial Metrics and Calculation Methods Used to Determine Dividend Targets

In April 2024, the Company disclosed its shareholder return policy for fiscal years 2024 through 2026, under which the total amount of shareholder return for each year is expected to be at least 50% of the adjusted profit for the year on a consolidated basis. Shareholder returns are expected to be provided in the form of cash dividend distribution and/or through acquisition and cancellation of the Company’s treasury shares. The Board of Directors will make its determinations on dividends in accordance with such policy.

Adjusted consolidated profit is based on profit attributable to controlling interests, excluding one-time non-recurring gains and losses.

22

(2)	Outlook for Future Dividend LevelsFuture Dividend Policy Direction

The Company seeks to enhance its enterprise value through distribution of cash dividends based on stable business performance and by increasing long-term shareholder returns based on sustainable growth. The Company has established and is implementing a capital allocation strategy that balances the use of additional free cash flow generated from enhancement in performance and operational improvement across shareholder returns, investments for growth and enhancement in financial structure.

The Company determines the amount of its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its Articles of Incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders.

In accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy through the approval of certain amendments to the Company’s Articles of Incorporation at the 37th General Meeting of Shareholders held in March 2021 and has been distributing quarterly dividends since the second quarter of 2021.

The Company has engaged in repurchases and cancelations of its own shares from time to time to enhance its enterprise value in consideration of the market price of the Company’s shares and its financial resources. From 2020 to 2021, the Company purchased approximately Won 500 billion of treasury shares, and in May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares (10.76% of the total number of shares issued at the time) to enhance shareholder value. In addition, in 2023, the Company purchased approximately Won 300 billion of treasury shares, and in February 2024, the Company canceled 4,043,091 units of treasury share (1.85% of the total number of shares issued at the time).

(3)	Policy on Restriction of Dividends

Not Applicable.

B.	Matters related to Provision of Dividend Predictability

(1) Dividend Improvement Procedures in the Articles of Incorporation

Classification	Annual Dividends	Quarterly or Interim Dividends
Authority for deciding dividend amounts	General Meeting of Shareholders	Board of Directors

Whether it is possible to set the dividend record date after the dividend amount is determined	Yes	Yes

Plans for implementing dividend improvement procedures	—	—

*

Following the amendments to the Company’s Articles of Incorporation at the 40th General Meeting of Shareholders on March 26, 2024, the Company’s dividend policy was improved by allowing the annual dividend record date to be set after determination of the dividend amount.

**

Following the amendments to the Company’s Articles of Incorporation at the 41st General Meeting of Shareholders on March 26, 2025, the Company’s dividend policy was further improved by allowing the quarterly dividend record date to be set after determination of the dividend amount.

23

(2) Status of Dividend Amount Determination Date and Dividend Record Date

Classification	Fiscal month	Dividend status	Dividend amount determination date	Dividend record date	Provision of dividend predictability	Remarks
Annual dividend	December 2025	Not Declared	—	—	Provided	—
Quarterly dividend	September 2025	Not Declared	—	—	Provided	—
Quarterly dividend	June 2025	Declared	July 24, 2025	August 31, 2025	Provided	—
Quarterly dividend	March 2025	Declared	April 24, 2025	May 31, 2025	Provided	—
Annual dividend	December 2024	Declared	March 26, 2025	February 28, 2025	Provided	—
Quarterly dividend	September 2024	Declared	October 24, 2024	September 30, 2024	Not Provided	—
Quarterly dividend	June 2024	Declared	July 25, 2024	June 30, 2024	Not Provided	—
Quarterly dividend	March 2024	Declared	April 25, 2024	March 31, 2024	Not Provided	—
Annual dividend	December 2023	Declared	March 26, 2024	December 31, 2023	Not provided	—
Quarterly dividend	September 2023	Declared	October 25, 2023	September 30, 2024	Not provided	—
Quarterly dividend	June 2023	Declared	July 26, 2023	June 30, 2023	Not Provided	—
Quarterly dividend	March 2023	Declared	April 20, 2023	March 31, 2023	Not Provided	—

*

After reporting to the Board of Directors, the Company disclosed through a voluntary disclosure of management matters that it will not pay cash dividends in light of changes to the business environment. The disclosure for the third quarter of 2025 was made on October 30, 2025 and the disclosure for the year ended December 31, 2025 was made on February 5, 2026.

C.	Dividends for the Past Three Fiscal Years

		(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for year ended December 31, 2025	As of and for the year ended December 31, 2024	As of and for the year ended December 31, 2023
Par value per share (Won)		100	100	100
(Consolidated) Net income		408,410	1,250,155	1,093,611
(Separate) Net income		410,795	1,280,484	1,059,750
Net income per share (Won)		1,825	5,780	4,954
Total cash dividend		353,551	753,613	765,618
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		86.6	60.3	70.0
Cash dividend yield ratio (%)	Common shares	3.1	6.1	7.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	1,660	3,540	3,540
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year in accordance with applicable disclosure requirements.

**	Consolidated net income is based on equity attributable to owners of the parent company.
***

Cash dividend for the year ended December 31, 2023 includes quarterly dividends of Won 830 per share declared for the first, second and third quarters of 2023, and cash dividend of Won 1,050 per share declared for the fourth quarter of 2023.

****

Cash dividend for the year ended December 31, 2024 includes quarterly dividends of Won 830 per share declared for the first, second and third quarters of 2024, and cash dividend of Won 1,050 per share declared for the fourth quarter of 2024.

*****	Cash dividend for the year ended December 31, 2025 includes a quarterly dividend of Won 830 per share declared for the first and second quarters of 2025.
******	The Company disclosed through a voluntary disclosure of management matters that it will not pay cash dividends in the third quarter of 2025.
*******	The cash dividend yield ratio for the year ended December 31, 2024 was calculated based on the annual dividend record date of February 28, 2025.
********	The cash dividend yield ratio for the year ended December 31, 2025 was calculated based on the date of December 31, 2025 as no annual dividend was declared.

24

D.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Quarterly (or interim) dividends	Annual dividends	Past three years	Past five years
—	—	5.4	5.8

(1)	Distribution of quarterly dividends of Won 830 per share was approved during the 477th Board of Directors’ Meeting on April 20, 2023.
(2)	Distribution of quarterly dividends of Won 830 per share was approved during the 479th Board of Directors’ Meeting on July 26, 2023.
(3)	Distribution of quarterly dividends of Won 830 per share was approved during the 481st Board of Directors’ Meeting on October 25, 2023.
(4)	Distribution of cash dividends of Won 1,050 per share was approved during the 40th General Meeting of Shareholders on March 26, 2024.
(5)	Distribution of quarterly dividends of Won 830 per share was approved during the 491st Board of Directors’ Meeting on April 25, 2024.
(6)	Distribution of quarterly dividends of Won 830 per share was approved during the 495th Board of Directors’ Meeting on July 25, 2024.
(7)	Distribution of quarterly dividends of Won 830 per share was approved during the 498th Board of Directors’ Meeting on October 24, 2024.
(8)	Distribution of cash dividends of Won 1,050 per share was approved during the 41st General Meeting of Shareholders on March 26, 2025.
(9)	Distribution of quarterly dividends of Won 830 per share was approved during the 512th Board of Directors’ Meeting on April 23, 2025.
(10)	Distribution of quarterly dividends of Won 830 per share was approved during the 515th Board of Directors’ Meeting on July 24, 2025.
(11)	Non-distribution of dividends for the third quarter of 2025 was decided at the 517th Board of Directors’ Meeting on October 29, 2025.
(12)	Non-distribution of annual dividends for the year ended 2025 was decided at the 520th Board of Directors’ Meeting on February 5, 2026.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of December 31, 2025)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 90-1,2,3	February 21, 2025	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 91-1,2,3	September 11, 2025	Repayment of debt	310,000	Repayment of debt	310,000	—

[SK Broadband]

(As of December 31, 2025)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 57-1	April 29, 2025	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 57-2	April 29, 2025	Repayment of debt	120,000	Repayment of debt	120,000	—
Corporate bond	Series 57-3	April 29, 2025	Repayment of debt	30,000	Repayment of debt	30,000	—
Corporate bond	Series 58-1	June 19, 2025	Acquisition of business	480,000	Acquisition of business	480,000	—
Corporate bond	Series 58-2	June 19, 2025	Acquisition of business	50,000	Acquisition of business	50,000	—

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

25

B.	Loss Allowance

(1) Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2025
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,194,385	267,482	12.2%
Loans	121,702	19,854	16.3%
Accounts receivable – other	531,547	20,459	3.8%
Accrued income	1,998	—	—
Guarantee deposits	270,219	—	—

Total	3,119,851	307,795	9.9%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,258,412	258,030	11.4%
Loans	141,609	41,958	29.6%
Accounts receivable – other	568,072	25,628	4.5%
Accrued income	4,242	—	—
Guarantee deposits	275,450	—	—

Total	3,247,785	325,616	10.0%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

(2) Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	325,615	318,401	325,003
Effect of change in accounting policy	—	—	—
Increase of loss allowance	47,465	54,703	43,162
Reversal of loss allowance	—	—	—
Write-offs	(65,285)	(44,556)	(49,764)
Other	—	(2,933)	—

Ending balance	307,795	325,615	318,400

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

26

(4) Aging of Accounts Receivable

	(Unit: in millions of Won, except percentages)
	As of December 31, 2025
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,927,698	61,809	159,274	45,604	2,194,385
Percentage	87.85%	2.82%	7.26%	2.08%	100.0%

C.	Inventories

(1) Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Merchandise	154,054	183,202	166,614
Goods in transit	—	—	—
Other inventories	13,586	26,581	13,195

Total	167,640	209,783	179,809

Percentage of inventories to total assets [Inventories / Total assets]	0.56%	0.69%	0.60%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	6.73	6.73	7.32

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 19 and 35 of the notes to the Company’s audited consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company as of December 31, 2025. The compliance status is as of December 31, 2025.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

27

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

28

Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

29

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

30

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	Apr. 12, 2022	Apr. 12, 2027	70,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	Apr. 12, 2022	Apr. 12, 2042	40,000	Mar. 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-2	Aug. 10, 2022	Aug. 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	Dec. 14, 2022	Dec. 14, 2027	60,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	Dec. 14, 2022	Dec. 14, 2032	40,000	Dec. 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	Feb. 17, 2023	Feb. 17, 2026	110,000	Feb. 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	Feb. 17, 2023	Feb. 17, 2028	190,000	Feb. 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

31

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	Apr. 12, 2023	Apr. 10, 2026	80,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	Apr. 12, 2023	Apr. 12, 2028	200,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	Apr. 12, 2023	Apr. 12, 2030	70,000	Mar. 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	Oct. 18, 2023	Oct. 16, 2026	115,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	Oct. 18, 2023	Oct. 18, 2028	100,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	Oct. 18, 2023	Oct. 18, 2030	50,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	Oct. 18, 2023	Oct. 18, 2033	30,000	Oct. 5, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

32

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	Feb. 22, 2024	Feb. 22, 2027	180,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	Feb. 22, 2024	Feb. 22, 2029	110,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	Feb. 22, 2024	Feb. 22, 2034	110,000	Feb. 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 89-1	Dec. 11, 2024	Dec. 10, 2027	170,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-2	Dec. 11, 2024	Dec. 11, 2029	90,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-3	Dec. 11, 2024	Dec. 11, 2034	40,000	Nov. 29, 2024	Korea Securities Finance Corp.

33

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 90-1	Feb. 21, 2025	Feb. 21, 2028	190,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-2	Feb. 21, 2025	Feb. 21, 2030	70,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-3	Feb. 21, 2025	Feb. 21, 2035	140,000	Feb. 11, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 10, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 91-1	Sept. 11, 2025	Sept. 11, 2028	80,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-2	Sept. 11, 2025	Sept. 10, 2030	190,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-3	Sept. 11, 2025	Sept. 11, 2035	40,000	Sept. 1, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next annual business report

34

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	Jan. 22, 2024	Jan. 22, 2027	170,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	Jan. 22, 2024	Jan. 22, 2029	60,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-1	Dec. 4, 2024	Dec. 3, 2027	130,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2029	115,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-3	Dec. 4, 2024	Dec. 4, 2031	50,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 57-1	Apr. 29, 2025	Apr. 28, 2028	50,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-2	Apr. 29, 2025	Apr. 29, 2030	120,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-3	Apr. 29, 2025	Apr. 29, 2035	30,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-1	Jun. 19, 2025	Jun. 19, 2030	480,000	Jun. 9, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-2	Jun. 19, 2025	Jun. 19, 2035	50,000	Jun. 9, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 5, 2025

35

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Forward-looking statements are not statements of historical facts and include statements about the Company’s beliefs and expectations. Such forward-looking statements include known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2. Overview

A.	Summary of Business Performance

In 2025, the Company focused on responding to the changing business environment caused in light of a certain cybersecurity incident, which the Company became aware of in April 2025, in its wireless and fixed-line telecommunications business (the “Cybersecurity Incident”), while laying the foundation for new growth drivers in its AI business.

The Company’s revenue decreased by 4.7% from 2024 to Won 17.10 trillion in 2025, primarily due to its disposal of certain subsidiaries, as well as a net decrease in subscribers and the implementation of certain “accountability and customer commitment” programs (which included subscription fee reductions) following the Cybersecurity Incident. The Company’s operating profit decreased by 41.1% from 2024 to Won 1.07 trillion in 2025, primarily attributable to the decrease in revenue, costs related to the Cybersecurity Incident, including USIM replacement costs, and expenses incurred in the course of year-end business restructuring.

The Company will continue to strengthen its fundamental competitiveness across its businesses with a focus on customer value, enhance the structural fundamentals of its wireless and fixed-line telecommunications business, and strive to restore profitability through the performance of its AI business, particularly centered on AI data centers.

B.	Key Indicators of Consolidated Business Performance

[SK Telecom]

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2025	For the year ended December 31, 2024	Percentage Change from 2024 to 2025
Operating Revenue	17,099.2	17,940.6	(4.7)%
Operating Profit	1,073.2	1,823.4	(41.1)%
Operating Profit Margin (%)	6.3	10.2	(3.9	)%p
EBITDA	4,663.4	5,518.1	(15.5)%
EBITDA Margin (%)	27.3	30.8	(3.5	)%p

36

3. Analysis of Consolidated Financial Position

A.	Analysis of Financial Position

(1) Analysis of Consolidated Financial Position

	(Unit: in billions of Won, except percentages)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Current Assets	6,727	7,477	6,586
Non-Current Assets	23,381	23,039	23,534
Total Assets	30,108	30,515	30,119
Current Liabilities	6,530	9,224	6,994
Non-current Liabilities	10,623	9,463	10,897
Total Liabilities	17,152	18,688	17,891
Total Equity	12,955	11,828	12,228

The Company’s total assets as of December 31, 2025 decreased compared to the end of the previous year, primarily as a result of decreases in property, plant and equipment, and intangible assets.

The Company’s total liabilities as of December 31, 2025 decreased compared to the end of the previous year, primarily due to decreases in current portion of long-term debt and long-term borrowings.

B.	Analysis of Results of Operations

(1) Consolidated Results of Operations

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	17,099	17,941	17,609
Operating Expense	16,026	16,117	15,855
Operating Profit	1,073	1,823	1,753
Profit for the Year	375	1,387	1,146

The Company’s revenue in 2025 decreased by 4.7% compared to 2024 mainly due to a decrease in wireless telecommunications revenue following the Cybersecurity Incident.

The Company’s operating profit in 2025 decreased by 41.1% compared to 2024 mainly due to costs incurred in responding to the Cybersecurity Incident and expenses related to voluntary retirement programs.

(2) Operating performance by business

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business segments consist of (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others, and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries in 2025.

Classification	Company name	Description of business
Wireless	SK Telecom	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S	Maintenance of switching stations

	Service Ace	Management and operation of customer centers

Fixed-line	SK Broadband

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home&Service	System maintenance of high-speed Internet, IPTV and fixed-line services

	SK Telink	International wireless direct-dial “00700” services and MVNO business

37

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

	SAPEON Inc.	Non-memory and other electronic integrated circuits

	Astra AI Infra LLC	Investments

	SK Telecom Americas, Inc.	Information collection and consulting services

The Company’s wireless business, fixed-line business and other businesses accounted for 73%, 25% and 2%, respectively, of the Company’s operating revenue in 2025. The following table shows the breakdown of the Company’s operating revenue by business segment:

	(Unit: in millions of Won and percentages)
	For the year ended December 31,
	2025		2024		2023
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	12,552,543	73%	13,318,213	74%	13,123,166	75%
Fixed-line	4,191,113	25%	4,075,412	23%	3,928,020	22%
Other	355,557	2%	546,984	3%	557,325	3%
Total	17,099,213	100%	17,940,609	100%	17,608,511	100%

(a) Wireless Communications Business

[1] Market Conditions

Wireless communications service has the characteristics of a domestic industry because its business area is limited to Korea. As a result, the size of the industry is greatly affected by domestic market conditions, including the population using domestic telecommunications services and the level of telecommunications expenditures by income level.

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services by leveraging advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services.

[2] Analysis of Changes in Factors Affecting Results of Operations

[Number of Subscribers]

	(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Wireless Subscribers	30,853	31,786	31,276
Monthly Churn Rate (%)	0.9%	0.8%	0.9%
5G Subscribers	17,492	16,917	15,500

The number of SK Telecom’s wireless subscribers decreased to 30.85 million and a market share of 42.7% in 2025 primarily due to the Cybersecurity Incident.

Despite the effects of the Cybersecurity Incident, SK Telecom managed to record an annual churn rate of 0.9% in 2025 through its efforts to restore customer confidence.

The 5G penetration rate recorded 80%, the number of SK Telecom’s 5G subscribers recorded 17.49 million and a market share of 45.5% in 2025.

•	Average Monthly Revenue per Subscriber

38

The billing ARPU decreased by 5.1% in 2025 compared to 2024 primarily due to the effects of the Cybersecurity Incident.

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Billing ARPU (Won)	27,845	29,355	29,874

*

The billing ARPU is derived by dividing total revenue of SK Telecom from voice service and data service (excluding revenue from MVNO subscribers) for the period by the average number of subscribers that are not MVNO subscribers for the period.

	1st Quarter of 2025	2nd Quarter of 2025	3rd Quarter of 2025	4th Quarter of 2025
Billing ARPU (Won)	29,202	29,204	24,125	28,848

•	Capital Expenditures (SK Telecom on a separate basis)

	(Unit: in billions of Won)
New investments and expansions	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	Method of financing
Network investment	734	1,259	1,381	Internal Cashflow
Other investment	510	285	362
Total	1,244	1,544	1,743

In 2025, SK Telecom invested Won 1.24 trillion in network facility and other new businesses to primarily expand 5G service coverage, maintain network quality and invest in other new businesses.

(b) Fixed-Line Communications Business

[1] Market Conditions

The domestic telecommunications service industry is a domestic industry whose coverage area is limited to Korea, and the size of the industry is significantly affected by domestic economic factors, including the domestic user population and the level of telecommunications service expenditures by income level.

Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. It is a mature market where the impact of general economic fluctuations is relatively low as the level of competition has stabilized due to a reduced degree of differentiation among players.

The price, quality and speed of services are the primary competitive factors, and in the case of IPTV business, advanced services based on new technology and content differentiation are emerging as competitive factors.

[2] Analysis of factors and impact of changes in operating revenue

[Market Share]

	(Unit: in percentages)
Operating revenue	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
High-speed Internet (including SKT resale)	28.7	28.9	28.7
Local calls (including Internet calls)	18.6	18.3	18.0
IPTV	31.8	32.0	31.8
Cable TV	22.9	22.8	22.4

SK Broadband’s media business consists of paid broadcasting services based on IPTV and cable TV services. The total number of media subscribers recorded 9.45 million in 2025. Revenue from IPTV services continued to grow based on an increases in the number of subscribers and the proportion of subscribers to high-priced products from whom the Company derives higher ARPU. Revenue from IPTV services decreased by 0.7% from 2024 to Won 1.54 trillion in 2025, while revenue from cable TV services decreased by 1.0% from 2024 to Won 365.8 billion in 2025 due to a slight decrease in the number of subscribers.

39

SK Broadband’s fixed-line telecommunications business consists of high-speed Internet services, corporate business and residential telephone services. Revenue from high-speed Internet services increased by 2.5% from 2024 to Won 1.81 trillion in 2025 mainly due to an increase in the number of subscribers to premium plans such as GiGA Internet. Revenue from the corporate business increased by 7.8% from 2024 to Won 1.47 trillion in 2025 due to various factors including an increase in revenue from corporate lines reflecting an increase in the number of new customers mainly due to SK Broadband’s improved competitiveness as well as increases in the scale and utilization rate of its data centers. Revenue from residential telephone services increased by 6.6% from 2024 to Won 73.8 billion in 2025.

C.	New Businesses

None.

D.	Discontinued Operations During the Reporting Period

None.

E.	Corporate Reorganization

In 2025, SK Telecom reorganized its businesses into seven units in order to focus its capabilities on two core areas of telecommunications and AI. The telecommunications business comprises mobile network operations, fixed-line and media, and enterprise business units, while the AI business comprises A dot, global personal AI agent, AI transformation and AI data center business units.

In September 2025, SK Telecom further reorganized its AI capabilities into a centralized internal organization referred to as the “AI Company-in-Company (“CIC”)” thereby advancing a company-wide transition to an AI-driven business structure. SK Telecom also reorganized its telecommunications business into the CIC structure and has been operating under a dual-CIC structure since 2026.

F.	Effects of Exchange Rate Fluctuation

The Company has exchange positions due to its income and expenditure from global operations. Foreign currencies in which exchange positions primarily are generated are U.S. dollars and Euros.

See Note 35 of the notes to the Company’s audited consolidated financial statements attached hereto for further information regarding the company’s exchange rate risk.

G.	Asset Impairment and Write-downs

(1) Impairment assessment of goodwill in cash-generating units of fixed-line businesses

As described in Notes 3(10) and 15 of the notes to the Company’s audited consolidated financial statements attached hereto, the Company assesses impairment of goodwill allocated to a cash generating unit (“CGU”) at least annually or when there is an indication of possible impairment by comparing the carrying amount of a CGU to its recoverable amount based on value-in-use (“VIU”). The amount of goodwill allocated to the fixed-line telecommunications services CGU was Won 764.1 billion as of December 31, 2025.

(2) Impairment assessment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

40

The Company estimates the recoverable amount of an individual asset, or if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of a CGU. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

For more information on asset impairment, see the notes to the Company’s audited consolidated financial statements attached hereto.

4. Liquidity, Financing and Expenses

A.	Liquidity

The Company’s cashflow status is as follows:

	(Units: in millions of Won)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flow from operating activities	3,923,847	5,087,285	4,947,205
Cash flow used by investing activities	(1,737,109)	(2,711,827)	(3,352,905)
Cash flow used by financial activities	(2,711,763)	(1,809,853)	(2,020,990)
Increase (decrease) in cash and cash equivalents	(525,025)	565,605	(426,690)
Cash and cash equivalents at the beginning of the period	2,023,721	1,454,978	1,882,291
Effects of exchange rate fluctuations on foreign-currency denominated cash and cash equivalents	(4,088)	26,124	(623)
Cash and cash equivalents at the end of the period	1,490,024	2,023,721	1,454,978

The Company classifies cash and cash equivalents to comprise cash balances, call deposits and investment securities with maturities of three months or less from their acquisition dates that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

As of December 31, 2025, the Company had cash and cash equivalent of Won 1,490.0 billion. Interest coverage ratio (EBITDA divided by interest expense) was 12.2 times, 13.7 times and 14.1 times at the end of each of 2025, 2024 and 2023, respectively. The Company continues to have sufficient liquidity.

The Company strives to secure sufficient liquidity by maintaining a sufficient level of cash and cash equivalents and securing credit limits from financial institutions. The Company maintains sufficient liquidity within its credit limit through active business activities. For more information on the contractual maturity of the Company’s financial liabilities, see “— Financing — Status and Conditions of Financing — Maturity of Borrowings” below.

B.	Financing

(1)	Status and conditions of financing

(a)	Short-term borrowings

For information on short-term borrowings as of December 31, 2025 and 2024, see Note 17 of the notes to the Company’s audited consolidated financial statements attached hereto.

41

(b)	Long-term borrowings

For information on long-term borrowings as of December 31, 2025 and 2024, see Note 17 of the notes to the Company’s audited consolidated financial statements attached hereto.

(c)	Debentures

For information on debentures as of December 31, 2025 and 2024, see Note 17 of the notes to the Company’s audited consolidated financial statements attached hereto.

(2)	Maturity of borrowings

The contractual maturity of the Company’s financial liabilities as of December 31, 2025 is as follows:

	(Units: in millions of Won)
Classification	Book value	Cash flow according to the contract	Less than one year	One to five years	More than five years
Account payable – trade	110,867	110,867	110,867	—	—
Borrowings*	633,125	653,644	347,513	306,131	—
Debentures*	8,213,904	9,326,506	1,199,268	6,022,173	2,105,065
Lease liabilities	1,525,798	1,776,311	420,054	1,037,114	319,143
Accounts payable – other and other financial liabilities*/**	3,506,048	3,524,280	3,323,502	200,778	—
Total	13,989,742	15,391,608	5,401,204	7,566,196	2,424,208

*	Includes interest payments.
**

The Company’s accounts payable – other and other financial liabilities includes amounts for payments made using electronic payments under supplier finance arrangements, which payments are made by the Company within the normal operating cycle. No collateral is incurred in connection with such arrangements, and there are no substantive changes in the payment conditions. Therefore, such amount is classified as accounts payable – other and presented as part of operating cash flows in the statements of cash flows. Accounts payable – other and other financial liabilities related to supplier finance arrangements amounted to Won 240,565 million as of December 31, 2025, which is consistent with the amount already received by suppliers from the financing providers.

The Company does not expect this cash flow to occur significantly earlier or to be significantly different in amount.

As of December 31, 2025, periods in which cash flows from derivatives are expected to occur are as follows:

	(Units: in millions of Won)
Classification	Book value	Cash flow according to the contract	Less than one year	One to five years
Assets	201,262	207,405	22,033	185,372
Liabilities	(621)	(627)	(627)	—

(3)	Fulfillment conditions related to financing

The debentures issued publicly by the Company between 2012 and 2025 are subject to certain covenants for investor protection, including maintaining specified financial ratios and limitations on liens, disposal of assets and changes in control.

The Company is currently in compliance with all such covenants.

C.	Expenditures

(1)	Capital Expenditures

	(Unit: in trillions of Won)
	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Capital Expenditures	2.13	2.39	2.74

In 2025, the Company executed Won 2.39 trillion of capital expenditures, a slight decrease compared to the previous year, to enhance the competitiveness of its wireless and fixed-line network infrastructure as well as to invest in growth businesses, including data center and AI-based services.

42

In the future, additional capital expenditures will be required as the Company plans to actively pursue investments in AI data centers, which are expected to serve as a key driver of future growth. However, the expected size, timing and source of funding of such expenditures remain pending subject to market conditions.

5. Commitments and Contingencies

For information on the Company’s commitments and contingencies, see Note 37 of the notes to the Company’s audited consolidated financial statements attached hereto.

43

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Year ended December 31, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	Existence and accuracy of the Company’s cellular services revenue
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	Existence and accuracy of the Company’s cellular services revenue; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2024	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2023	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

B.	Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Year ended December 31, 2025	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	2,597	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	2,880	25,000
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

44

C.	Non-Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2025	December 11, 2025	Financial confirmation letter for frequency reallocation application	December 16, 2025 – December 27, 2025	3
	July 28, 2025	Consulting on overseas value-added tax	July 28, 2025 – October 31, 2025	21
	March 28, 2025	Research on international cases of carbon neutrality information disclosures	March 28, 2025 – May 31, 2025	100
	March 26, 2025	Consulting on international taxation	March 26, 2025 – March 31, 2026	50
	March 24, 2025	Interpretation of customs value	March 24, 2025 – June 30, 2026	15
	November 25, 2022	Appeal of overseas value-added tax	December 1, 2022 – April 30, 2025	176
Year ended December 31, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—

D.	Non-Audit Service Contracts with Network Accounting Firms of the Independent Auditors

(Unit: in millions of Won)
Period	Name of network accounting firm	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2025	KPMG LLP	February 26, 2025	Tax adjustment and advisory services	February 26, 2025 – September 11, 2025	62
Year ended December 31, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—

E.	Discussions Between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 25, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of audit of financial statements; report on results of 2024 internal accounting management system audit
April 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of Public Company Accounting Oversight Board (“PCAOB”) audit
May 21, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on audit plans for fiscal year 2025
July 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on results of external auditors’ 2025 semi-annual review
October 28, 2025	Company’s Audit Committee: 3 Auditor: 2	In-person	Role of the audit committee under strengthened fund controls and the new internal accounting management system evaluation and reporting standards
December 17, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2025 financial report internal control test result; report on 2025 year-end audit plans
February 24, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on audit plans for fiscal year 2025; report on results of 2025 internal accounting management system audit

45

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

Total number of directors	Inside directors	Independent directors	Non-executive director
8	Young Sang Ryu, Yang Seob Kim	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh, Chang Bo Kim	Dong Soo Kang

*

At the 41st General Meeting of Shareholders held on March 26, 2025, Chang Bo Kim was newly elected as an independent director/audit committee member and Dong Soo Kang was newly elected as a non-executive director.

B.	Significant Activities of the Board of Directors

(As of March 18, 2026)

Meeting	Date	Agenda	Approval

503rd (the 1st meeting of 2025)	January 20, 2025	• KPI evaluation for 2024 • Post-period report for the fourth quarter of 2024	Approved as proposed —

504th (the 2nd meeting of 2025)	January 23, 2025

•

2025 donations to the Korea Fencing Federation

•

Compensation of representative director

•

Compensation of inside director, Jong Ryeol Kang

•

Compensation of inside director, Yang Seob Kim

•

Operating budget performance of the Board of Directors in 2024 and plans for 2025

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

505th (the 3rd meeting of 2025)	February 11, 2025	• Dividends for the fiscal year 2024 • Financial statements as of and for the year ended December 31, 2024 • Annual business report for the year ended December 31, 2024	Approved as proposed Approved as proposed Approved as proposed

506th (the 4th meeting of 2025)	February 27, 2025

•

Report of internal accounting management system

•

Convocation of the 41st General Meeting of Shareholders

•

Appointment of compliance officer

•

Transaction with SK Inc. for maintenance of T ID service

•

Results of evaluation of internal accounting management system

— Approved as proposed Approved as proposed Approved as proposed —

507th (the 5th meeting of 2025)	March 10, 2025	• Approval of amendments to the financial statements as of and for the year ended December 31, 2024 • Re-approval of annual business report for the year ended December 31, 2024	Approved as proposed Approved as proposed

508th (the 6th meeting of 2025)	March 26, 2025

•

Election of the chairman of the Board of Directors

•

Appointment of committee members

•

Transactions with SK Inc. for the establishment of Next BSS in 2025

•

Transactions with SK Inc. in the second quarter of 2025

•

Results of personal credit information management and protection status inspection

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

509th (the 7th meeting of 2025)	April 24, 2025

•

Dividends for the first quarter of 2025

•

Disposal of shares of Kakao

•

Disposal of treasury shares

•

Payment of labor costs related to personnel exchanges in 2025

•

Provision of GPU cloud services to SK Biopharmaceuticals

•

Provision of P-5GX managed services to SK Incheon Petrochem

•

2025 donations to the Center for Social Value Enhancement Studies

•

Payment of operating expenses of SK SUPEX Council

•

Post-period report on the first quarter of 2025

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

510th (the 8th meeting of 2025)	May 2, 2025	• Review of interpretation and impact of terms of service related to the cybersecurity breach incident	—

511th (the 9th meeting of 2025)	May 7, 2025	• Interim report on cybersecurity breach incident and remedial measures	—

512th (the 10th meeting of 2025)	May 22, 2025	• Contract with SK Inc. for usage of cloud services • Progress and future plans related to the cybersecurity breach incident	Approved as proposed —

513th (the 11th meeting of 2025)	June 18, 2025	• Progress and future plans related to the cybersecurity breach incident • Contribution of funds to SKT Digital Trust information security fund	— Approved as proposed

46

Meeting	Date	Agenda	Approval

514th (the 12th meeting of 2025)	June 25, 2025

•

Disposal of equity interest in SK Investment Management Co., Ltd.(HK)

•

Provision of public cloud (AWS) services to SK Inc.

•

Transactions with SK Inc. in the third quarter of 2025

•

Donations for ESG management (creation of social value)

•

Review of key issues regarding termination penalties related to cybersecurity breach incident

•

Accountability and commitment program for cybersecurity breach incident

•

Resumption of Board of Directors meeting

•

Resumption of Board of Directors meeting

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — Approved as amended Approved as proposed Approved as proposed

515th (the 13th meeting of 2025)	July 24, 2025	• Report on the first half of 2025 • Dividends for the second quarter of 2025 • Post-period report on the second quarter of 2025 • Master plan for the second half of 2025	— Approved as proposed — —

516th (the 14th meeting of 2025)	September 25, 2025

•

Amendment to payment amount for usage of SK Inc.’s cloud services in 2025

•

Transactions with A dot biz service

•

Transactions with SK Inc. in the fourth quarter of 2025

•

Measures to enhance personal data protection governance framework

•

Details and impacts of the amendments to the Korean Commercial Code and the Yellow Envelope Act

Approved as proposed Approved as proposed Approved as proposed — —

517th (the 15th meeting of 2025)	October 29, 2025

•

Plan for enhancements to compliance system

•

Nomination of representative director candidate

•

Sale and lease agreement with SK Reit for Pangyo office building

•

Report on dividends for the third quarter of 2025 following the cybersecurity breach incident

•

Post-period report on the third quarter of 2025

•

Strategy for strengthening company-wide competitiveness in information security

— Approved as proposed Approved as proposed — — —

518th (the 16th meeting of 2025)	December 18, 2025

•

Issuance and delegation of electronic short-term bonds

•

Procurement and delegation of long-term borrowings

•

Payment of business aircraft operating expenses in 2026

•

Transactions with SK Pinx in 2026

•

Payment of mySUNI contributions with SK Innovation in 2026

•

Payment of operating expenses of SK Academy in 2026

•

Amendment to payment amount for usage of SK Inc.’s cloud services in 2025

•

Transactions with SK Inc. in 2026

•

Business plans for 2026

•

Determination of KPIs for 2026

•

Health and safety plan for 2026

•

Donations to Community Chest of Korea

•

Review results and plan for compliance control standards

•

Operation plans for Board of Directors in 2026

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

—

519th (the 1st meeting of 2026)	January 19, 2026	• KPI evaluation for 2025 • Post-period report on the fourth quarter of 2025 • Operating budget performance of the Board of Directors in 2025 and plans for 2026	Approved as proposed — —

520th (the 2nd meeting of 2026)	February 5, 2026

•

Financial statements as of and for the year ended December 31, 2025

•

Annual business report for the year ended December 31, 2025

•

Compensation of representative director

•

Compensation of executive director

•

Payment of labor costs related to personnel exchanges in 2026

•

Payment of service fees of SK Innovation energy-related business

•

2026 donations to the Korea Fencing Federation

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

521st (the 3rd meeting of 2026)	February 25, 2026	• Report of internal accounting management system • Convocation of the 42nd General Meeting of Shareholders • Results of evaluation of internal accounting management system	— Approved as proposed —

522nd (the 4th meeting of 2026)	March 5, 2026	• Plans for holding and disposal of treasury shares • Amendments to convocation of the 42nd General Meeting of Shareholders	Approved as proposed Approved as proposed

*	Line items that do not show approval are for reporting purposes only.

47

C.	Committees within Board of Directors

(1)	Committee structure

(a)	Independent Director Nomination Committee (as of December 31, 2025)

Total number of persons	Names of Member Directors	Task
3	Mi Kyung Noh, Chang Bo Kim, Dong Soo Kang	Evaluation and management of candidates for independent directors, confirmation of list of candidates; nomination of independent directors to be elected at the General Meeting of Shareholders

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Future Strategy Committee (as of December 31, 2025)

Total number of persons	Names of Member Directors	Task
8	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh, Chang Bo Kim, Young Sang Ryu, Dong Soo Kang, Yang Seob Kim

Deliberation of annual management plan and discussion of mid- to long-term strategy; establishment and evaluation of KPI and material investments; enhancement of enterprise value and establishment of future and direction of the Company

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Compensation Committee (as of December 31, 2025)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Dong Soo Kang	Management of CEO candidates; deliberation of election and re-election of CEO; review of CEO and inside director remuneration amount appropriateness

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d)	ESG Committee (as of December 31, 2025)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of December 31, 2025)

Total number of persons	Names of Member Directors	Task
4	Mi Kyung Noh, Yong-Hak Kim, Haeyun Oh, Chang Bo Kim	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Mi Kyung Noh (financial and accounting expert), Yong-Hak Kim, Haeyun Oh and Chang Bo Kim.

Major activities of the Audit Committee as of March 18, 2026 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2025	February 10, 2025

•

Compliance plan for regular business audit results for the second half of 2024

•

2024 performance and 2025 plan for the audit office

•

Pre-approval of non-audit services by external auditors

•

Collective approval of the services provided by external auditors in 2025

— Approved as proposed Approved as proposed Approved as proposed

48

Meeting	Date	Agenda	Approval
The 2nd meeting of 2025	February 25, 2025

•

Operational status of internal accounting management system

•

Audit results for fiscal year 2024

•

Internal accounting management system audit results for fiscal year 2024

•

Enterprise division regular audit improvement implementation review results

•

Monitoring activities by the audit committee for fiscal year 2024

•

Audit committee’s opinion on internal monitoring apparatus

•

Evaluation of the operational status of internal accounting management system

•

Confirmation of agenda of the 41st General Meeting of Shareholders and opinions on document investigation

•

Audit report for fiscal year 2024

•

Contracts related to the distribution of free gifts to fixed-line clients

— — — — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2025	March 10, 2025	• Re-approval of audit report for fiscal year 2024	Approved as proposed

The 4th meeting of 2025	March 25, 2025

•

Contract for maintenance services of optical cables in 2025

•

Contract for maintenance services of transmission equipment in 2025

•

Contributions to company employee welfare fund contributions plan for 2025

Approved as proposed Approved as proposed Approved as proposed

The 5th meeting of 2025	April 23, 2025

•

Appointment of committee chairman

•

PCAOB audit results for fiscal year 2024

•

Special audit results for the first half of 2025

•

Results of whistleblowing channel operations for the first quarter of 2025

Approved as proposed — — —

The 6th meeting of 2025	May 21, 2025	• Regular audit plan changes for fiscal year 2025 • Improvement plan for audit committee financial reporting oversight system • Audit plan for fiscal year 2025	Approved as proposed Approved as proposed —

The 7th meeting of 2025	June 25, 2025

•

Fulfillment services for USIM card delivery to subscribers

•

Contract with SK Broadband regarding usage of Gasan data center floor space for the sovereign AI data center construction project

•

Evaluation of services provided by external auditors in fiscal year 2024

Approved as proposed Approved as proposed —

The 8th meeting of 2025	July 23, 2025

•

Review of results of external auditor’s review for the first half of 2025

•

Results of whistleblowing channel operations for the second quarter of 2025

•

Board of Directors operating budget performance for the first half of 2025

— — —

The 9th meeting of 2025	September 24, 2025	• Results of 2024 special audit compliance evaluation • Results of 2025 leadership initiative evaluation • Results of regular business audit for the first half of 2025	— — —

The 10th meeting of 2025	October 28, 2025

•

Results of whistleblowing channel operations for the third quarter of 2025

•

Ethics management program operating performance for fiscal year 2025

•

Role of the Audit Committee under strengthened fund controls and the new internal accounting management system evaluation and reporting standards

— — —

The 11th meeting of 2025	November 26, 2025

•

Compliance plan for improvements to regular business audit for the first half of 2025

•

Approval of internal audit director’s evaluation for 2025

•

Approval of appointment and dismissal of internal audit director for 2026

— Approved as proposed Approved as proposed

The 12th meeting of 2025	December 17, 2025

•

Results of the ethics management evaluation assessment for 2025

•

Results of regular audit compliance evaluation for the second half of 2024

•

Results of 2025 financial statement internal control test and end of the period audit plans

•

Approval of external audit contract for 2026

•

Transaction with PS&Marketing in 2026

•

Transaction with SK Broadband in 2026

•

Goods and service transaction with SK hynix in 2026

•

Goods and service transaction with SK Planet in 2026

•

Goods and service transaction with Dreamus Company in 2026

•

Base station maintenance services in 2026

•

Exchange equipment operational support service in 2026

•

Service management of client contact channels in 2026

•

Goods transaction with Happy Nare in 2026

•

Wireless and fixed-line infrastructure construction service transactions in 2026

•

Distribution network store and office building facility improvement construction service transactions in 2026

—

—

—

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

49

Meeting	Date	Agenda	Approval

The 1st meeting of 2026	February 4, 2026	• 2025 performance and 2026 plan for the audit office • Collective approval of the services provided by external auditors in 2026	Approved as proposed Approved as proposed

The 2nd meeting of 2026	February 24, 2026

•

Monitoring activities by the audit committee for fiscal year 2025

•

Operational status of internal accounting management system

•

Audit results for fiscal year 2025

•

Internal accounting management system audit results for fiscal year 2025

•

SK Telecom management assessment plan

•

Audit committee’s opinion on internal monitoring apparatus

•

Evaluation of the operational status of internal accounting management system

•

Confirmation of agenda of the 42nd General Meeting of Shareholders and opinions on document investigation

•

Audit report for fiscal year 2025

— — — — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2026	March 5, 2026	• Re-approval of audit report for fiscal year 2025	Approved as proposed

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

(As of December 31, 2025)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 41st General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 41st General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

50

VII. SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2025)	(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest shareholder	Common share	65,668,397	30.57	65,668,397	30.57
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Young Sang Ryu	Officer of the Company	Common share	20,309	0.01	20,309	0.01
Yong-Hak Kim	Officer of the Company	Common share	4,923	0.00	6,311	0.00
Junmo Kim	Officer of the Company	Common share	3,763	0.00	4,631	0.00
Haeyun Oh	Officer of the Company	Common share	2,316	0.00	3,184	0.00
Mi Kyung Noh	Officer of the Company	Common share	978	0.00	1,846	0.00
Chang Bo Kim	Officer of the Company	Common share	0	0.00	868	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Total		Common share	65,717,070	30.60	65,709,344	30.59

*

The number of shares owned and ownership ratio as of the beginning of the period account for the 12,586 shares owned by Jong Ryeol Kang (former executive director) and Seok-Dong Kim (former independent director), whose respective terms expired in March 2025.

**	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Chang Bo Kim (independent director), who was newly appointed in March 2025.

B.	Overview of the Largest Shareholder

As of December 31, 2025, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2025)		(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

51

(As of December 31, 2025)		(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
	January 29, 2024	65,736,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, inside director of the Company, acquired 8,335 and 3,065 shares, respectively.
	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)
	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.
	September 22, 2024	65,717,070	30.60	Elimination of former related person Jung Ho Park’s related party relationship (21,530 shares).
	March 26, 2025	65,704,484	30.59	Retirement of Jong Ryeol Kang, inside director of the Company (8,823 shares) and Seok-Dong Kim, independent director of the Company (3,763 shares).
	April 30, 2025	65,709,344	30.59	Four independent directors of the Company, Junmo Kim, Haeyun Oh, Mi Kyung Noh and Chang Bo Kim, each acquired 868 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,388 shares.

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.
**	The figures for holding ratio are calculated based on the total number of issued common shares.
***	The changes in holding ratio also reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of December 31, 2025)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.57%	—
National Pension Service	14,332,207	6.67%	—
Citibank ADR	13,417,253	6.25%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of December 31, 2025)	(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	267,803	267,809	99.9	117,492,479	212,982,275	55.2

*	Shareholders who hold less than 1% of total voting shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

		(Unit: in Won and shares)
Types		July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
Common stock	Highest	57,900	56,500	55,700	54,800	54,200	54,400
	Lowest	53,900	54,200	54,100	52,300	52,100	53,000
	Average	55,852	55,665	54,827	54,044	53,470	53,533
Daily transaction volume	Highest	2,317,864	1,014,170	997,145	2,379,791	5,597,624	1,351,057
	Lowest	416,089	307,904	244,775	410,494	343,883	335,492
Monthly transaction volume		19,222,683	11,384,049	12,267,696	16,590,498	20,513,776	10,660,949

52

B.	Foreign Securities Market (New York Stock Exchange)

		(Unit : in US$ and ADRs)
Types		July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
Depositary receipt	Highest	23.79	22.66	22.18	21.73	20.39	20.66
	Lowest	21.75	21.54	21.47	20.17	19.75	19.68
	Average	22.45	22.29	21.75	21.19	20.13	20.20
Daily transaction volume	Highest	695,500	516,800	634,300	1,003,500	1,325,800	1,262,600
	Lowest	198,500	182,300	227,700	191,500	264,900	392,400
Monthly transaction volume		8,579,200	6,681,100	7,600,600	10,654,300	16,212,900	15,133,100

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of December 31, 2025)	(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2025	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,882	—	165	—	4,047	15.2	719,179	178
—	Female	999	—	270	—	1,269	8.9	145,354	115
Total		4,881	—	435	—	5,316	13.7	864,533	163

B.	Compensation of Unregistered Officers

(As of December 31, 2025)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2025	Average wage per person
96	60,438	629

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2025)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	10,000

B.	Amount Paid

(1) Total Amount

(As of December 31, 2025)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	5,293	756	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.
***	The aggregate amount paid excludes severance payment received by former inside director Yang Seob Kim.

53

(2) Amount by Classification

(As of December 31, 2025)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	4,530	2,265	—
Independent Directors (Excluding Audit Committee Members)	1	147	147	—
Audit Committee Members	4	616	154	—
Auditor	—	—	—	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.
***	The aggregate amount paid excludes severance payment received by former inside director Yang Seob Kim.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

(As of December 31, 2025)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	3,407	—
Yang Seob Kim	Inside Director	2,338	—

B.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 3,407 million • Salary: Won 1,540 million • Bonus: Won 1,820 million • Other earned income: Won 47 million
Yang Seob Kim	Total remuneration: Won 2,338 million • Salary: Won 480 million • Bonus: Won 640 million • Other earned income: Won 3 million • Severance: Won 1,215 million

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

(As of December 31, 2025)			(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	3,407	—
Bong Ho Lim	Head of MNO Business Division	2,358	—
Yang Seob Kim	Inside Director	2,338	—
Jaihun Jung	Chief Executive Officer	2,079	—
Ki Yoon Lee	Head of CR Center	2,031	—

D.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 3,407 million • Salary: Won 1,540 million • Bonus: Won 1,820 million • Other earned income: Won 47 million

Bong Ho Lim	Total remuneration: Won 2,358 million • Salary: Won 480 million • Bonus: Won 646 million • Other earned income: Won 17 million • Severance: Won 1,215 million

54

Yang Seob Kim	Total remuneration: Won 2,338 million • Salary: Won 480 million • Bonus: Won 640 million • Other earned income: Won 3 million • Severance: Won 1,215 million

Jai Hun Jung	Total remuneration: Won 2,079 million • Salary: Won 1,067 million • Bonus: Won 1,000 million • Other earned income: Won 12 million

Ki Yoon Lee	Total remuneration: Won 2,031 million • Salary: Won 430 million • Bonus: Won 653 million • Other earned income: Won 18 million • Severance: Won 930 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2025)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors (Excluding Independent Directors and Audit Committee Members)	2	(181,493,753)	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	15	(257,696,064)	Includes executive officers of affiliates
Total	17	(439,189,817)	—

B.	Stock Options Granted and Exercised

(As of December 31, 2025)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	295,275	—	—	—	196,850*	98,425	March 26, 2025 – March 25, 2029	56,860
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860

55

(As of December 31, 2025)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860
Myung Jin Han	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276
Jung Whan Ahn	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Jin Won Kim	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang and four others	Other	March 26, 2020	Issuance of treasury stock, cash settlement	357,917	337,408	—	337,408	—	20,509	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang and three others	Other	March 25, 2021	Issuance of treasury stock, cash settlement	27,087	—	—	—	—	27,087	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang and three others	Other	March 25, 2022	Issuance of treasury stock, cash settlement	50,115	—	—	—	—	50,115	March 26, 2024 – March 25, 2027	56,860

56

*	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.
**	Other: management advisor, management consultant, retired employee

C.	Equity Compensation Plans

(1) PSUs

From 2023 to 2024, the Company granted PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which will be settled out of the Company’s treasury shares, will be determined based on the achievement levels of such targets subject to approval by the Board of Directors.

PSUs ranging between 0% and 100% of a grantee’s annual salary is initially granted, and such units are converted into shares ranging between 0% and 200% of the grantee’s annual salary at the time of the PSU grant after a three-year vesting period based on the rates of increase in the Company’s share price and the KOSPI 200 Index. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements if the share price increases by more than 100% and such increase has outpaced the increase in the KOSPI 200 Index by more than 50%. The validity of the PSUs is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were granted. The number of shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of December 31, 2025)
Number of grantees	2023	194
	2024	213
Number of PSUs granted	2023	228,708
	2024	243,451
Shares granted in the year ended December 31, 2025		—
Cumulative shares granted as of December 31, 2025		—
Remaining shares to be granted		472,159

(2) Shareholder Participation Program

From 2021 to 2024, pursuant to Article 342 of the Korean Commercial Code, the Company operated the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance the Company’s enterprise value.

All of the Company’s employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which the Company grants treasury shares equal to a portion of a participating employee’s bonus, upon individual application. The grant of treasury shares is subject to resolution by the Board of Directors.

The participating employee must be employed with the Company at the time of actual grant and there is no transfer restriction period. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of December 31, 2025)
Number of grantees	2023	1,863
	2024	1,743
Number of shares granted	2023	434,088
	2024	498,135
Shares granted in the year ended December 31, 2025		—
Cumulative shares granted as of December 31, 2025		932,223
Remaining shares to be granted		—

57

(3) Stock Grant

Since 2022, the Company has been granting portions of its independent directors’ remuneration in the form of shares in order to align the interests of the Board of Directors and shareholders. The grant of shares is subject to resolution by the Board of Directors.

The number of shares granted, which is in the form of treasury shares, is based on the independent director’s role and responsibility and the Company’s director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of December 31, 2025)
Number of grantees	2023	5
	2024	5
	2025	5
Number of shares granted	2023	6,999
	2024	5,477
	2025	4,860
Shares granted in the year ended December 31, 2025		4,860
Cumulative shares granted as of December 31, 2025		17,336
Remaining shares to be granted		—

58

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

None.

See Note 11 of the notes to the Company’s audited consolidated financial statements attached hereto for information relating to acquisitions and dispositions of investments in related parties.

3. Transactions with the Largest Shareholder and Related Parties

(As of December 31, 2025)					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Subsidiary	Sales and purchases, etc.	January 1, 2025 – December 31, 2025	Marketing fees, etc.	1,296,412

4. Related Party Transactions

See Note 36 of the notes to the Company’s audited consolidated financial statements attached hereto for information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2025)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	56,633	94,978	90,515	61,096	—	—

B.	Other transactions

See Note 37 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding other related party transactions relating to pledges and guarantees, sale and purchase of securities and real properties, transfers of business and assets, and long-term supply agreements.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

As of December 31, 2025, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

59

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

See Note 37 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[SK Broadband]

As of December 31, 2025, SK Broadband has entered into revolving credit facilities with a limit of Won 176.0 billion with two financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,198 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

SK Broadband has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	29,432
Korea Content Financial Cooperative	Contract performance guarantee	63,051
Information and Communication Financial Cooperative	Contract and subcontract payment guarantee	7,825

SK Broadband has entered into a capital commitment of Won 10.0 billion (25% ownership interest) with the Solaire IPTV Video Investment Fund amounting to Won 10.0 billion (ownership interest: 25%). SK Broadband plans to contribute an aggregate of Won 10.0 billion within 2026, including an initial contribution of Won 4.0 billion upon establishment in January 2026.

[PS&Marketing]

As of December 31, 2025, PS&Marketing has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,242

[SK Telink]

As of December 31, 2025, SK Telink provided the following material payment guarantees to other parties.

			(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	1,180	Contract guarantee

60

As of December 31, 2025, SK Telink has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	893

[Home&Service]

As of December 31, 2025, Home&Service has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees	38

As of December 31, 2025, Home&Service has entered into the following credit facilities with financial institutions.

		(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	6,000	Revolving credit

[SK O&S]

As of December 31, 2025, SK O&S has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

[SK Stoa]

As of December 31, 2025, SK Stoa has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,200

[Service Ace]

As of December 31, 2025, Service Ace has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	78

3. Status of Sanctions, etc.

[SK Telecom]

A.	Sanctions by Investigative or Juridical Agencies

None.

61

B.	Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Aug. 2, 2023	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2023-107) • Correctional order (prohibition order against future actions and public announcement order) • Fine of Won 16,829 million	Inappropriate advertising practice relating to promotion of transmission speed of wireless services that may mislead consumers (Article 3-1 of the Act on Fair Labeling and Advertising)	Filed an administrative appeal seeking cancellation of administrative disposition	Notwithstanding the appeal, strengthen compliance activities related to advertising practices
Jan. 29, 2024	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2024-031) • Correctional order (prohibition order against future actions) • Fine of Won 1,428 million	Collusion by four companies including SK Telecom and its subsidiary SK O&S in the bidding price or standard price during negotiations on costs for renting locations that house their base stations (Former Article 19-1(1) of the MRFTA)	Decision confirmed; payment of fine completed	Strengthen compliance activities, including collusion prevention training
Jun. 25, 2025	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2025-135) • Correctional order (prohibition order against future actions) • Fine of Won 38,806 million	Collusion by three telecommunications companies in jointly adjusting sales incentive levels to discourage net changes in customer activation data from disproportionately favoring any particular operator (Article 40-1(3) of the MRFTA)	Filed an administrative appeal seeking cancellation of administrative disposition	Strengthen compliance activities, including training on response measures related to administrative agency directives/involvement

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 28, 2023	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2022 to MSIT with mandated revisions); Fine of Won 134 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2022, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve business procedures to prevent errors

62

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 22, 2024	KCC	SK Telecom

Decision of 26th KCC Meeting of 2024

•

Cessation of violating activities

•

Announcement of correctional order

•

Improvement of business procedures including strengthening management of broadcasting and telecommunications bundled products, and employee training

•

Submission of operating procedures plan and report on compliance with correctional order

•

Fine of Won 420 million

				False, exaggerated and deceptive advertising during the course of selling Internet and bundled services including advertising products as free and omitting specific conditions of use, which could mislead consumers about important information relating to the bundled products and discounts. (Article 50-1(5) of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 3-1 of Standards for Prohibited Bundled Sales Practices)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved operating procedures through clarifying responsible personnel, self-monitoring, strengthening of penalties for distributors and employee training
Dec. 19, 2024	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2023 to MSIT with mandated revisions); Fine of Won 1,263 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2023, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2023 (Dec. 30, 2024); paid the fine (Jan. 9, 2025)	Improve business procedures to prevent errors

63

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 1, 2025	MSIT	SK Telecom

Administrative guidance: urging swift resolution of user inconvenience caused by the cybersecurity breach incident

•

Transparent disclosure of information through daily briefings

•

Total suspension of new subscriptions of mobile phone services until stabilization of USIM card supply

•

Significant expansion of support staff to avoid long wait times for USIM card replacements at airports for travelers departing during the early-May holiday period

•

Submission of implementation plan for uniform application of USIM protection service previously offered to certain customer segments

•

Proactive explanation of measures to fully compensate for user damages resulting from the hacking incident

•

Review of requests by consumer groups regarding waiver of termination penalties, compensation for damages and easing of the burden of proof for compensation claims, and implementation of compensation plans for user damages

Administrative guidance in accordance with the Administrative Procedures Act

•

Posted daily briefings on the SK Telecom’s website

•

Suspended new subscriptions of mobile phone services at authorized retail stores (until June 23, 2025), secured sufficient USIM card supply beyond replacement demand, and implemented and stabilized new USIM card replacement reservation system

•

Expanded airport roaming center processing capacity and staffing to protect overseas travelers during the holiday period

•

Automatically enrolled all customers in the USIM protection service (from May 2, 2025)

•

Reiterated policy to fully compensate for user damages resulting from the incident at the second hearing of the National Assembly’s Science, ICT, Broadcasting and Communications Committee (May 8, 2025)

•

Announced the Accountability and Commitment Program to rebuild customer trust (Jul. 4, 2025)

Announced the “Information Security Innovation Plan” involving the industry’s largest-scale investment of Won 700 billion over the next five years (Jul. 4, 2025)

64

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 21, 2025	KCC	SK Telecom

Resolution of the 13th Written Meeting of the KCC in 2025 (May 21):

•

administrative guidance on automatic enrollment in the USIM protection service, including in relation to the following matters:

•

Revision of terms and conditions related to procedures for confirming user consent

•

Guidance on methods and procedures for resolving user inconvenience

•

Preparation of emergency response manual

•

Submission of related implementation plan and implementation results

				Because service providers are required under the Telecommunications Business Act to confirm the user’s intent when entering into a contract, SK Telecom’s automatic enrollment of users in the USIM protection service was not in compliance with the law as it was conducted without an explicit consent process. However, in consideration of the need to prevent cybersecurity threats, administrative guidance measures including the revision of relevant terms and conditions were issued (Article 50-1(5) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree and related Attached Table 4 5 1), 2))	Submitted implementation plan	Implemented administrative guidance including revision of terms and conditions, user guidance and response manual
Aug. 27, 2025	Personal Information Protection Commission	SK Telecom

Deliberation and resolution of the Personal Information Protection Commission (No. 2025-018-243)

•

Correctional order

•

Enhanced security measures for personal information processing system

•

Clarification of responsibilities and roles of the Chief Privacy Officer

•

Enhanced management and oversight framework for data processors

•

Implementation of the correctional order and submission of implementation results

Fine of Won 134,791 million

Administrative penalty of Won 9.6 million

Public announcement order (details of violation/disposition results)

Recommendation for improvement

•

Improved level of personal information protection measures across the company’s systems

•

Submission of related implementation results

Violated the obligation to implement safety measures

•

Inadequate security measures for access control (Article 29 of the Personal Information Protection Act, Article 30-1(3) of its Enforecment Decree and Article 6-1(1) and Article 6-1(2) of the Measures to Secure the Safety of Personal Information)

•

Inadequate management of access rights and authentication methods (Article 29 of the Personal Information Protection Act, Article 30-1(2) of its Enforcement Decree and Article 5-5 of the Measures to Secure the Safety of Personal Information)

•

Failure to apply security updates and install security programs such as antivirus software (Article 29 of the Personal Information Protection Act, Article 30-1(6) of its Enforcement Decree and Article 9-1(2) of the Measures to Secure the Safety of Personal Information)

•

Insufficient encryption measures for USIM authentication key (Ki) (Article 29 of the Personal Information Protection Act, Article 30-1(4) of its Enforcement Decree and Article 7-1 of the Measures to Secure the Safety of Personal Information)

Failure to designate a Chief Privacy Officer and inadequate performance of related duties (Article 31-3 of the Personal Information Protection Act)

Delayed notification of personal data breach (Article 34-1 of the Personal Information Protection Act)

Implemented correctional order and recommendations for improvement and submitted implementation results (Jan. 20, 2026)

Public disclosure of facts (Nov. 17, 2025-Nov. 21, 2025)

Paid the administrative penalty (Nov. 5, 2025)

Paid the fine (Nov. 21, 2025)

Filed an administrative appeal seeking cancellation of administrative disposition (Jan. 19, 2026)

Announced the “Information Protection Innovation Plan,” committing a total investment of Won 700 billion over the next five years, the largest amount in the industry (Jul. 4, 2025)

Reorganized the integrated security framework and enhanced personal information protection governance

Established a dedicated CPO organization following organizational restructuring

Enhanced security technologies and system, and doubled the number of information security professionals

Implemented security updates and installed security programs, including antivirus software

Enhanced incident response systems by incident type

Fostered a company-wide “Privacy First” culture

65

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 20, 2025	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2024 to MSIT with mandated revisions); Fine of Won 244 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2024, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2024 (Jan. 12, 2026); paid the fine (Jan. 23, 2026)	Improve business procedures to prevent errors

C.	Occurrence of Serious Accidents

None.

[SK Broadband]

A.	Sanctions by Investigative or Juridical Agencies

None.

B.	Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

None.

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 20, 2023	KCC; Communication office of the KCC	SK Broadband	Fine of Won 3.75 million	Won 3.75 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising information against the recipient’s express refusal (Article 50-2 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the reduced amount of the fine (Won 3 million)	Improve relevant business procedures

66

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Apr. 21, 2023	MSIT	SK Broadband	Fine of Won 5 million	Won 5 million	Violated the Act on Internet Multimedia Broadcasting Service by providing Internet multimedia broadcasting services without reporting changes to the terms and conditions (Article 15-1 of the Act on Internet Multimedia Broadcasting Service)	Paid the reduced amount of the fine (Won 4 million)	Improve relevant business procedures
Jul. 12, 2023	Personal Information Protection Commission	SK Broadband	Fine of Won 1 million	Won 1 million	Negligence in the delegation and subcontracting of personal information processing tasks while outsourcing tasks related to the SK Competency Test (insufficient details in delegation documentation) (Article 26-1 of the Personal Information Protection Act)	Paid the reduced amount of the fine (Won 0.8 million)	Improve relevant business procedures
Dec. 28, 2023	MSIT	SK Broadband	Correctional order; Fine of Won 78 million	Won 78 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve relevant business procedures to prevent errors
Feb. 27, 2024	KCC; Communication office of the KCC	SK Broadband	Fine of Won 7.5 million	Won 7.5 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising while omitting required information (Article 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the 20% reduced amount of the fine (Won 6 million)	Improve relevant business procedures

67

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 22, 2024	KCC	SK Broadband	Correctional order; Fine of Won 314 million	Won 314 million	Violated users’ rights through false, exaggerated and deceptive advertising of broadcasting and telecommunications bundled services (Article 50-1(5) of the Telecommunications Business Act )	Submitted implementation plan; paid the fine	Improve procedures; public announcement of correctional order
Oct. 25, 2024	MSIT	SK Broadband	Fine of Won 15 million	Won 15 million	Violated the obligation to verify false display of phone numbers on private telephone exchanges related to prohibition of false display of phone numbers and user protection (Article 84-2 of the Telecommunications Business Act)	Paid the 20% reduced amount of the fine (Won 12 million)	Improve relevant business procedures
Dec. 19, 2024	MSIT	SK Broadband	Correctional order; Fine of Won 82 million	Won 82 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2023 (Dec. 31, 2024); paid the fine (Jan. 8, 2025)	Improve relevant business procedures to prevent errors
Apr. 2, 2025	MSIT	SK Broadband	Fine of Won 15 million	Won 15 million	Violated the obligation to block outgoing text messages with falsely displayed phone numbers on private telephone exchanges related to prohibition of false display of phone numbers and user protection (Article 84-2 of the Telecommunications Business Act)	Paid the 20% reduced amount of the fine on Apr. 18 (Won 12 million)	Improve relevant business procedures
Apr. 11, 2025	Central Radio Management Service	SK Broadband	Correctional order	—	Violated conditions for license renewal by failing to comply with the distributions standards for PP program usage fees (Article 99 of the Broadcasting Act)	Complied with the distribution standards for PP program usage fees	Improve relevant business procedures

68

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jul. 16, 2025	Central Radio Management Service	SK Broadband	Correctional order	—	Violated audio level standards for seven cable TV digital broadcasting programs (Article 70-2 of the Broadcasting Act)	Revised procedures for applying broadcast program audio level standards	Improve procedures for applying audio level standards
Dec. 30, 2025	MSIT	SK Broadband	Correctional order; Fine of Won 78 million	Won 78 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2024 (Jan. 7, 2026); paid the fine (Jan. 16, 2026)	Improve relevant business procedures to prevent errors

C.	Occurrence of Serious Accidents

None.

4. Material Events Subsequent to the Reporting Period

None.

69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Taehee Kim
(Signature)

Name:	Taehee Kim
Title:	Vice President

Date: April 17, 2026

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the year ended December 31, 2025

(With independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statement of financial position as of December 31, 2025, and the consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended, and notes, including material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025, and its consolidated financial performance and its consolidated cash flow for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the Group’s Internal Control over Financial Reporting (“ICFR”) for consolidation purposes as of December 31, 2025 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2026 expressed an unmodified opinion on the effectiveness of the Group’s ICFR for consolidation purposes.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Existence and Accuracy of Wireless Service Revenue

As described in Notes 3 (21) and 4 to the consolidated financial statements, the Group provides a wide range of telecommunications services with a broad and complex set of rate plans and frequent subscriber activities, such as activations, cancellations and plan changes. Revenue is initiated, processed, measured and recognized through multiple complex information technology (IT) systems involving subscriber activation and cancellation, rate plan changes, usage rating, billing and related interfaces. Because of the significant reliance on complex, interdependent IT systems and the high transaction volume, errors arising from system changes or system operation could have a significant impact on the consolidated financial statements. Accordingly, we identified the existence and accuracy of wireless service revenue as a key audit matter. The related revenue recognized for 2025 amounted to ~~W~~9,715,601 million.

The primary procedures we performed to address this key audit matter included:

•	Inspecting key terms of subscriber contracts to assess whether the Group’s revenue recognition policies comply with the requirements of K-IFRS No. 1115 Revenue from Contracts with Customers.

•

Assessing the IT environment, systems and related processes supporting revenue recognition, including usage aggregation; rating; and billing, and testing the designs and operating effectiveness of relevant internal controls associated with the Group’s revenue recognition.

•	Selecting samples of customer billing data for customers with cancellation activity during 2025, and comparing billed amounts to contract terms, rating data, and cash collections.

Impairment Assessment of Goodwill Allocated to the Fixed-Line Telecommunication Services Cash Generating Unit (“CGU”)

As described in Notes 3(10) and 15 to the consolidated financial statements, the Group performs an annual impairment assessment of goodwill regardless of whether indicators of impairment exist. As of December 31, 2025, goodwill allocated to the fixed-line telecommunication services CGU amounted to ~~W~~764,082 million.

Management estimated the recoverable amount of the CGU using a value-in-use (“VIU”) model based on discounted future cash flows. This assessment involves significant management judgment regarding projected operating revenue and perpetual growth rate in estimating future cash flows, and in selecting discount rate. These key assumptions involve uncertainty and could significantly affect the outcome of the impairment assessment. Accordingly, we identified this impairment assessment as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•

Evaluating the design and testing the operating effectiveness of internal controls related to impairment analysis. This includes controls related to the development of projected operating revenue, perpetual growth rate, and discount rate assumption.

•

Performing sensitivity analysis on discount rate and perpetual growth rate to assess the impact of changes in these assumptions on the Group’s determination of the VIU of the fixed-line telecommunication services CGU.

•

Assessing projected operating revenue by comparing with the financial budget approved by the Group. We also compared the forecasted operating revenue in prior years with the actual results to assess the Group’s ability to accurately forecast.

•

Involving our valuation professionals with specialized skills and knowledge, who assisted in evaluating projected operating revenue and perpetual growth rate by comparing them with telecommunication industry reports as well as the Group’s historical performance and evaluating the discount rate by comparing it with a discount rate that was independently developed using publicly available market data for comparable entities.

Other Matters

The consolidated financial statements of the Group as of and for the year ended December 31, 2024 were audited by another auditor who expressed an unmodified opinion on those statements on March 10, 2025.

The procedures and practices utilized in the Republic of Korea to audit and such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The accompanying consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Note	December 31, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	1,490,024	2,023,721
Short-term financial instruments	5,34,35		151,426	323,890
Short-term investment securities	10,34,35		35,217	—
Accounts receivable – trade, net	6,34,35,36		1,918,502	1,989,306
Short-term loans, net	6,34,35,36		69,664	65,205
Accounts receivable – other, net	6,34,35,36,37		346,326	369,192
Contract assets	8,35		124,831	90,385
Prepaid expenses	7		2,135,763	1,945,610
Prepaid income taxes	31		6,217	21
Derivative financial assets	21,34,35,38		6,945	119,500
Inventories, net	9		167,640	209,783
Assets held for sale	40		143,489	174,839
Advanced payments and others	6,34,35		131,086	165,230

			6,727,130	7,476,682

Non-Current Assets:
Long-term financial instruments	5,34,35		370	373
Long-term investment securities	10,34,35		3,188,572	1,877,922
Investments in associates and joint ventures	11		2,238,470	2,341,827
Investment property, net	13		39,841	26,611
Property and equipment, net	12,14,36,37		11,902,173	12,617,394
Goodwill	15		2,072,493	2,072,493
Intangible assets, net	16		1,710,620	2,194,871
Long-term contract assets	8,35		63,778	46,352
Long-term loans, net	6,34,35,36		32,184	34,446
Long-term accounts receivable – other, net	6,34,35,36,37		164,762	173,252
Long-term prepaid expenses	7		1,280,751	1,108,406
Guarantee deposits, net	6,34,35,36		167,823	155,875
Long-term derivative financial assets	21,34,35,38		303,201	221,608
Defined benefit assets	20		205,477	154,329
Other non-current assets	6,34,35		10,138	12,814

			23,380,653	23,038,573

Total Assets		~~W~~	30,107,783	30,515,255

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In millions of won)	Note	December 31, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	34,35,36	~~W~~	110,867	126,508
Accounts payable – other	34,35,36		1,576,870	2,798,978
Withholdings	34,35,36		1,011,918	928,679
Contract liabilities	8		207,682	168,194
Accrued expenses	25,34,35		1,345,998	1,522,750
Income tax payable	31		28,482	243,564
Derivative financial liabilities	21,34,35,38		5,782	—
Provisions	19,39		145,953	50,016
Short-term borrowings	17,34,35,38		130,000	100,000
Current portion of long-term debt, net	17,34,35,38		1,122,584	2,460,109
Current portion of long-term payables – other	18,34,35,38		368,572	367,765
Lease liabilities	34,35,36,38		407,959	351,363
Liabilities held for sale	40		67,108	106,352

			6,529,775	9,224,278

Non-Current Liabilities:
Debentures, excluding current portion, net	17,34,35,38		7,294,445	6,363,646
Long-term borrowings, excluding current portion, net	17,34,35,38		300,000	203,125
Long-term payables – other	18,34,35,38		179,389	539,955
Long-term lease liabilities	34,35,36,38		1,117,839	1,286,588
Long-term contract liabilities	8		194,261	61,512
Defined benefit liabilities	20		—	2,086
Long-term derivative financial liabilities	21,34,35,38		621	3,437
Long-term provisions	19		80,094	70,044
Deferred tax liabilities	31		1,363,191	851,200
Other non-current liabilities	34,35,36		92,876	81,750

			10,622,716	9,463,343

Total Liabilities			17,152,491	18,687,621

Shareholders’ Equity:
Share capital	1,22		30,493	30,493
Capital surplus and others	22,23,24,25		(12,131,340)	(11,954,936)
Retained earnings	26		22,938,268	22,976,127
Reserves	27		2,025,682	646,943
Equity attributable to owners of the Parent Company			12,863,103	11,698,627
Non-controlling interests			92,189	129,007

Total Shareholders’ Equity			12,955,292	11,827,634

Total Liabilities and Shareholders’ Equity		~~W~~	30,107,783	30,515,255

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2025 and 2024

(In millions of won, except for earnings per share)	Note	2025		2024
Operating revenue:	4,36
Revenue		~~W~~	17,099,213	17,940,609
Operating expenses:	36
Labor			2,711,262	2,725,765
Commission	7		5,494,689	5,564,289
Depreciation and amortization	4		3,467,134	3,560,374
Network interconnection			635,085	692,881
Leased lines			267,348	265,518
Advertising			182,669	186,340
Rent			134,075	136,753
Cost of goods sold	9		1,269,541	1,326,159
Others	28		1,864,195	1,659,121

			16,025,998	16,117,200

Operating profit:	4		1,073,215	1,823,409
Finance income	4,30		219,358	355,035
Finance costs	4,30		(481,996)	(605,919)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,11		(63,602)	321,787
Other non-operating income	4,29		170,434	72,288
Other non-operating expenses	4,29		(195,148)	(204,835)

Profit before income tax	4		722,261	1,761,765
Income tax expense	31		347,177	374,670

Profit for the year		~~W~~	375,084	1,387,095

Attributable to:
Owners of the Parent Company		~~W~~	408,410	1,250,155
Non-controlling interests			(33,326)	136,940
Earnings per share	32
Basic earnings per share (in won)		~~W~~	1,825	5,780
Diluted earnings per share (in won)			1,825	5,765

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Profit for the year		~~W~~	375,084	1,387,095
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in accumulated other comprehensive income of investments in associates and joint ventures	11,27		56,652	—
Remeasurement of defined benefit plans	20		(6,432)	(25,905)
Valuation gain on financial assets at fair value through other comprehensive income	27,30		1,465,513	11,253
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in accumulated other comprehensive Income (loss) of investments in associates and joint ventures	11,27		(6,416)	132,581
Net change in unrealized fair value of derivatives	21,27,30		22,623	(6,573)
Foreign currency translation differences for foreign operations	27		(2,106)	49,420

Other comprehensive income for the year, net of taxes			1,529,834	160,776

Total comprehensive income		~~W~~	1,904,918	1,547,871

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,937,762	1,409,090
Non-controlling interests			(32,844)	138,781

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)
		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income (loss):
Profit for the year			—	—	1,250,155	—	1,250,155	136,940	1,387,095
Other comprehensive income (loss):	11,20,21,27,30		—	—	(100,792)	259,727	158,935	1,841	160,776

			—	—	1,149,363	259,727	1,409,090	138,781	1,547,871

Transactions with owners:
Annual dividends	33		—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends	33		—	—	(530,082)	—	(530,082)	—	(530,082)
Share option	25		—	5,173	—	—	5,173	402	5,575
Interest on hybrid bonds	24		—	—	(19,800)	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	23		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	23		—	200,000	(200,000)	—	—	—	—
Changes in consolidation scope			—	—	—	—	—	(902)	(902)
Changes in ownership in subsidiaries, etc.			—	(340,619)	—	—	(340,619)	(797,700)	(1,138,319)

			—	(126,292)	(973,217)	—	(1,099,509)	(849,127)	(1,948,636)

Balance as of December 31, 2024		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634

Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the year			—	—	408,410	—	408,410	(33,326)	375,084
Other comprehensive income:	11,20,21,27,30		—	—	150,613	1,378,739	1,529,352	482	1,529,834

			—	—	559,023	1,378,739	1,937,762	(32,844)	1,904,918

Transactions with owners:
Annual dividends	33		—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Interim dividends	33		—	—	(353,551)	—	(353,551)	—	(353,551)
Share option	25		—	(1,156)	—	—	(1,156)	—	(1,156)
Interest on hybrid bonds	24		—	—	(19,800)	—	(19,800)	—	(19,800)
Disposal of treasury shares	23		—	5,303	—	—	5,303	—	5,303
Changes in ownership in subsidiaries, etc.			—	(180,551)	—	—	(180,551)	(2,441)	(182,992)

			—	(176,404)	(596,882)	—	(773,286)	(3,974)	(777,260)

Balance as of December 31, 2025		~~W~~	30,493	(12,131,340)	22,938,268	2,025,682	12,863,103	92,189	12,955,292

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	375,084	1,387,095
Adjustments for income and expenses	38		4,436,619	4,313,213
Changes in assets and liabilities related to operating activities	38		(144,208)	(108,813)

			4,667,495	5,591,495
Interest received			52,646	74,787
Dividends received			75,537	43,536
Interest paid			(371,502)	(356,081)
Income tax paid			(500,329)	(266,452)

Net cash provided by operating activities			3,923,847	5,087,285

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			127,141	—
Collection of short-term loans			100,801	131,823
Proceeds from disposals of short-term investment securities			75,664	—
Proceeds from disposals of long-term investment securities			702,184	51,741
Proceeds from disposals of investments in associates and joint ventures			31,540	77,974
Proceeds from disposals of assets held for sale			25,944	13,031
Proceeds from disposals of property and equipment			240,487	47,078
Proceeds from disposals of intangible assets			10,137	32,685
Collection of long-term loans			2,915	1,680
Decrease in deposits			11,317	5,758
Proceeds from settlement of derivatives			5,047	492
Proceeds from disposals of subsidiaries, net of cash transferred			51,086	—

			1,384,263	362,262
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(26,581)
Increase in short-term loans			(98,284)	(110,810)
Increase in long-term loans			(13,264)	(14,118)
Acquisitions of short-term investment securities			(110,000)	—
Acquisitions of long-term investment securities			(39,538)	(222,568)
Cash outflows from settlement of derivatives			—	(112,903)
Acquisitions of investments in associates and joint ventures			(11,672)	(8,014)
Acquisitions of property and equipment			(2,206,567)	(2,487,360)
Acquisitions of intangible assets			(116,685)	(71,856)
Increase in deposits			(18,518)	(15,525)
Cash decrease due to changes in consolidation scope			—	(4,354)
Cash outflow from acquisitions of business			(506,844)	—

			(3,121,372)	(3,074,089)

Net cash used in investing activities		~~W~~	(1,737,109)	(2,711,827)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,875,300	1,236,475
Proceeds from long-term borrowings			300,000	200,000
Proceeds from short-term borrowings, net			30,000	100,000
Cash inflows from settlement of derivatives			52,859	—
Transactions with non-controlling shareholders			92	15,717

			2,258,251	1,552,192
Cash outflows for financing activities:
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(2,121,501)	(1,235,750)
Repayments of long-term borrowings			(312,500)	(402,500)
Payments of dividends			(628,359)	(804,317)
Payments of interest on hybrid bonds			(19,800)	(19,800)
Repayments of lease liabilities			(372,834)	(381,347)
Acquisition of treasury shares			—	(15,788)
Transactions with non-controlling shareholders			—	(133,393)
Cash outflow from transactions with non-controlling shareholders			(1,145,870)	—

			(4,970,014)	(3,362,045)

Net cash used in financing activities	38		(2,711,763)	(1,809,853)

Net increase (decrease) in cash and cash equivalents			(525,025)	565,605
Cash and cash equivalents at beginning of the year			2,023,721	1,454,978
Effects of exchange rate changes on cash and cash equivalents			(4,088)	26,124
Cash and cash equivalents included in assets held for sale			(4,584)	(22,986)

Cash and cash equivalents at end of the year		~~W~~	1,490,024	2,023,721

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of December 31, 2025, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	14,332,207	6.67
Institutional investors and other shareholders	129,135,184	60.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of December 31, 2025 and 2024 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2025	Dec. 31, 2024
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*2)	Korea	Internet website services	—	100.0
	SK Broadband Co., Ltd.(*3)	Korea	Fixed-line telecommunication services	99.1	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	YTK Investment Ltd.(*2)	Cayman Islands	Investment	—	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2)	Korea	Database and internet website service	—	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Atlas Investment	Forest AI Investment(*2)	Cayman Islands	Investment	100.0	—
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of December 31, 2025 and 2024 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the year ended December 31, 2025 are presented in note 1-(4).
(*3)

In connection with the merger involving SK Broadband Co., Ltd that occurred prior to the periods presented herein, the Parent Company entered into a shareholders’ agreement with the existing shareholders of the merged entities. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to acquire an additional 24.76% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million as of November 13, 2024. Based on the terms and conditions of the agreement, the Parent Company concluded that it obtained the 24.76% ownership interest in SK Broadband Co., Ltd as of the agreement date, and has accounted for the shares as an ownership interest in a subsidiary accordingly.

(*4)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2025 is as follows:

(In millions of won)
	As of December 31, 2025			2025
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~ 205,972	62,038	143,934	345,910	8,946
SK Broadband Co., Ltd.	6,824,041	4,011,668	2,812,373	4,540,603	141,489
PS&Marketing Corporation	454,512	210,013	244,499	1,383,335	13,748
SERVICE ACE Co., Ltd.	97,050	68,222	28,828	184,525	2,356
SERVICE TOP Co., Ltd.	69,385	46,453	22,932	154,764	1,103
SK O&S Co., Ltd.	124,327	87,023	37,304	381,574	630
Home & Service Co., Ltd.	148,382	110,021	38,361	516,346	1,557
SK stoa Co., Ltd.	134,596	67,405	67,191	313,050	6,518
SK m&service Co., Ltd.(*)	—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2024 is as follows:

(In millions of won)
	As of December 31, 2024			2024
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~ 210,962	63,558	147,404	341,838	14,323
SK Broadband Co., Ltd.	6,806,280	3,760,426	3,045,854	4,415,270	263,967
PS&Marketing Corporation	448,887	218,885	230,002	1,382,361	63
SERVICE ACE Co., Ltd.	74,676	49,818	24,858	191,376	2,585
SERVICE TOP Co., Ltd.	60,073	42,479	17,594	166,699	969
SK O&S Co., Ltd.	130,618	94,807	35,811	351,721	689
Home & Service Co., Ltd.	139,664	107,379	32,285	495,546	3,947
SK stoa Co., Ltd.	116,785	56,192	60,593	302,332	4,354
SK m&service Co., Ltd.	164,772	100,230	64,542	246,999	220

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	Details of subsidiary that was newly included in consolidation scope for the year ended December 31, 2025 are as follows:

Subsidiary	Reason
Forest AI Investment	Established by Atlas Investment

2)	Details of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2025 are as follows:

Subsidiary	Reason
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Loss of control
SK m&service Co., Ltd.	Loss of control
YTK Investment Ltd.	Liquidation

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2025 are as follows:

(In millions of won)
	SAPEON Inc.
Ownership of non-controlling interests (%)		37.5

	As of December 31, 2025
Current assets	~~W~~	10,393
Non-current assets		187,491
Current liabilities		(16,454)
Non-current liabilities		—
Net assets		181,430
Carrying amount of non-controlling interests		68,133

	2025
Revenue	~~W~~	—
Loss for the year		(91,558)
Total comprehensive loss		(98,732)
Loss attributable to non-controlling interests		(34,384)
Net cash used in operating activities	~~W~~	(4,082)
Net cash provided by investing activities		9,738
Net cash used in financing activities		(25,310)
Effects of exchange rate changes on cash and cash equivalents		(890)
Net decrease in cash and cash equivalents		(20,544)
Dividends paid to non-controlling interests for the year ended December 31, 2025	~~W~~	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2026, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2026.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (8), 12 and 16), impairment of non-financial assets including goodwill and other non-financial assets (notes 3 (10) and 15), recognition of provision (notes 3 (15) and 19), measurement of defined benefit liabilities (assets) (notes 3 (14) and 20), transaction of derivative instruments (notes 3 (6) and 21) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

3)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 21 and note 35.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies

The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2025, the material accounting policies have been consistently applied by the Group for all periods presented. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2025 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101 First-time Adoption of International Financial Reporting Standards)

•	Disclosure of differences in estimation techniques (Amendments to KIFRS 1117 Insurance Contracts)

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and subsequently accounted for using the equity method. The carrying amount of the investment is adjusted to reflect the Group’s share of the investee’s profit or loss and other comprehensive income arising after the date of acquisition. Distributions received from the investee are deducted from the carrying amount of the investment.

However, when significant influence exists but there is no substantive access to the returns associated with ownership interests in an associate or joint venture, the related financial instruments are accounted for in accordance with KIFRS 1109, Financial Instruments.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(4)	Inventories

Handsets are measured at acquisition cost using the specific identification method, after deducting purchase discounts, rebates and other similar items. Other inventories are measured using the weighted average method. Also, during the reporting period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value. For an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue added to or deducted from fair value. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4)	Derecognition

Financial	assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either: substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and
•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income or expenses.

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~ 10

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(8)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 ~ 40 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is determined by estimating the future cash flows expected to be generated by the asset or CGU and discounting those cash flows using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, to the extent those risks have not been incorporated into the cash flow estimates.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses recognized on goodwill, which are never reversed, the Group assesses at each reporting date whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. A reversal of an impairment loss is recognized only when there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

(11)	Leases

A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	The Group as a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	The Group as a lessee, Continued

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The Group remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	The Group as a lessee, Continued

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Group as a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(12)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(13)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.

Financial liabilities designated at fair value through profit or loss are measured at fair value subsequent to initial recognition. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the contribution payable to a defined contribution plan in exchange for that service is recognized through profit or loss except when the contribution is included in the cost of an asset. The Group recognizes the contribution payable as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(16)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from the translation of monetary items are recognized in profit or loss, except for those relating to investments in equity instruments designated at fair value through other comprehensive income, those arising from the translation of net investments in foreign operations, and those arising from financial liabilities designated as cash flow hedging item. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price to each performance obligation based on the relative stand-alone selling prices. Stand-alone selling prices are estimated using the “adjusted market assessment approach”, which considers market conditions and prices for similar goods or services.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. As these commissions would not have been incurred if the related contracts had not been obtained, the Group capitalizes the incremental costs of obtaining customer contracts and amortizes them over the expected contract periods.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

4)	Customer loyalty programs

The Group grants customer loyalty points to customers based on their service usage. The loyalty points provide customers with a material right and are therefore treated as a separate performance obligation. The amount of the transaction price allocated to the loyalty program is measured based on the relative stand-alone selling price of the customer loyalty points. The allocated amount is recognized as a contract liability and is subsequently recognized as revenue when loyalty points are redeemed or when the likelihood of redemption becomes remote.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(24)	Earnings per share

The Group calculates basic and diluted earnings per share with respect to profit or loss from continuing operations and of the year, and presents them in the consolidated statement of income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(26)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2025 are disclosed below. The Group is currently assessing the impact of these issuances and amendments on its consolidated financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	KIFRS 1118 ‘Presentation and Disclosures in Financial Statements’ and amendments to KIFRS 1118

•	Annual Improvements to KIFRS - Volume 11

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which mainly include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which mainly include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Elimination	Total
Total revenue	~~W~~	14,155,266	5,421,288	390,147	19,966,701	(2,867,488)	17,099,213
Inter-segment revenue		1,602,723	1,230,175	34,590	2,867,488	(2,867,488)	—
External revenue		12,552,543	4,191,113	355,557	17,099,213	—	17,099,213
Depreciation and amortization		2,551,737	993,930	18,979	3,564,646	(97,512)	3,467,134
Operating profit (loss)		817,941	308,372	(30,551)	1,095,762	(22,547)	1,073,215
Finance income (costs), net							(262,638)
Loss relating to investments in subsidiaries, associates and joint ventures, net							(63,602)
Other non-operating income (expense), net							(24,714)
Profit before income tax							722,261

(In millions of won)
	2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Elimination	Total
Total revenue	~~W~~	14,866,217	5,271,705	614,036	20,751,958	(2,811,349)	17,940,609
Inter-segment revenue		1,548,004	1,196,293	67,052	2,811,349	(2,811,349)	—
External revenue		13,318,213	4,075,412	546,984	17,940,609	—	17,940,609
Depreciation and amortization		2,688,764	966,904	25,824	3,681,492	(121,118)	3,560,374
Operating profit (loss)		1,529,971	366,517	(64,929)	1,831,559	(8,150)	1,823,409
Finance income (cost), net							(250,884)
Gain relating to investments in subsidiaries, associates and joint ventures, net							321,787
Other non-operating income (expense), net							(132,547)
Profit before income tax							1,761,765

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2025 and 2024 are as follows, Continued:

The Group principally operates its businesses in Korea, and substantially all of its operations are conducted in Korea, with activities outside Korea being immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2025 and 2024.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2025		2024
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	1,034,695	1,078,673
Fixed-line telecommunication revenue	Goods and others		86,249	68,836
Other revenue	Other(*2)		325,417	468,518

			1,446,361	1,616,027

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		9,715,601	10,401,565
	Cellular interconnection		369,870	400,516
	Other(*4)		1,432,377	1,437,459
Fixed-line telecommunication revenue	Fixed-line service		142,500	156,453
	Cellular interconnection		12,384	14,014
	Internet Protocol Television(*5)		1,806,840	1,837,199
	International calls		200,860	213,745
	Internet service and miscellaneous(*6)		1,942,280	1,785,165
Other revenue	Miscellaneous		30,140	78,466

			15,652,852	16,324,582

		~~W~~	17,099,213	17,940,609

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)

Other revenue includes revenue from considerations received for providing data-broadcasting channel and broadcasting services for product sale programs, as well as revenue from the sale of goods through data-broadcasting channel.

(*3)

Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers. During the year ended December 31, 2025, the wireless service revenue was reduced by ~~W~~454,143 million reflecting the impact of Customer Appreciation Package and early cancellation fee waivers provided to customers as part of the measures taken in response to a cybersecurity incident.

(*4)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service and miscellaneous revenue includes revenue from high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2025 and 2024 are summarized as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Short-term financial instruments(*)	~~W~~	90,163	79,500
Long-term financial instruments(*)		370	372

	~~W~~	90,533	79,872

(*)

Financial instruments includes the charitable trust fund established by the Group, which cannot be withdrawn before maturity, and the deposits received under the share purchase agreements for the sale of shares in SK stoa Co., Ltd. and Media S Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,185,983	(267,481)	1,918,502
Short-term loans		70,271	(607)	69,664
Accounts receivable – other(*)		366,785	(20,459)	346,326
Accrued income		1,998	—	1,998
Guarantee deposits (Other current assets)		102,396	—	102,396

		2,727,433	(288,547)	2,438,886
Non-current assets:
Long-term loans		51,431	(19,247)	32,184
Long-term accounts receivable – other		164,762	—	164,762
Guarantee deposits		167,823	—	167,823
Long-term accounts receivable – trade (Other non-current assets)		8,402	(1)	8,401

		392,418	(19,248)	373,170

	~~W~~	3,119,851	(307,795)	2,812,056

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	~~W~~	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2025 and 2024 are as follows:

	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2025	~~W~~	258,030	44,183	(42,484)	7,753	267,482
2024	~~W~~	242,737	49,865	(42,662)	8,090	258,030

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable—trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade and information on days overdue as of December 31, 2025 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 Years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.58%	73.47%	90.76%	99.99%
	Gross amount	~~W~~	1,413,007	56,639	150,448	25,965
	Loss allowance		22,393	41,615	136,546	25,964

Other revenue	Expected credit loss rate		2.78%	53.91%	62.41%	93.48%
	Gross amount	~~W~~	514,691	5,170	8,827	19,638
	Loss allowance		14,310	2,787	5,509	18,358

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers whose credit risk is assessed as low. In addition, the Group is not exposed to significant credit concentration risk as the Group monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

7.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,061,667	1,881,608
Others		74,096	64,002

	~~W~~	2,135,763	1,945,610

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,208,600	1,038,170
Others		72,151	70,236

	~~W~~	1,280,751	1,108,406

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Amortization recognized	~~W~~	2,596,632	2,493,346

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Contract assets	~~W~~	188,609	136,737
Contract liabilities:
Wireless service contracts		21,807	20,275
Customer loyalty programs		5,920	5,694
Fixed-line service contracts		288,421	151,427
Others		85,795	52,310

	~~W~~	401,943	229,706

(2)

Amounts of revenue recognized for the years ended December 31, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~145,572 million and ~~W~~113,792 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	21,807	—	—	21,807
Customer loyalty programs		4,221	1,138	561	5,920
Fixed-line service contracts		95,859	22,489	170,073	288,421
Others		85,795	—	—	85,795

	~~W~~	207,682	23,627	170,634	401,943

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9.	Inventories

(1)	Details of inventories as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	160,996	(6,942)	154,054	191,323	(8,121)	183,202
Supplies		13,586	—	13,586	26,581	—	26,581

	~~W~~	174,582	(6,942)	167,640	217,904	(8,121)	209,783

(2)

Inventories recognized as operating expenses for the years ended December 31, 2025 and 2024 are ~~W~~1,267,120 million and ~~W~~1,323,907 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~66 million and ~~W~~486 million for the years ended December 31, 2025 and 2024, respectively. Loss from write-offs included in other operating expenses for the years ended December 31, 2025 and 2024 are ~~W~~51 million and ~~W~~36 million, respectively.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2025 are as follows:

(In millions of won)
	Category	December 31, 2025
Beneficiary certificates	FVTPL	~~W~~	35,217

(2)	Details of long-term investment securities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Category	December 31, 2025		December 31, 2024
Equity instruments	FVOCI(*)	~~W~~	3,025,988	1,739,133
Debt instruments	FVTPL		162,584	138,789

		~~W~~	3,188,572	1,877,922

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025			December 31, 2024
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	1,045,903	27.3	~~W~~	975,443
Korea IT Fund(*1)	Korea	63.3		370,482	63.3		363,138
UniSK	China	49.0		26,442	49.0		26,031
SK Technology Innovation Company	Cayman Islands	49.0		33,523	49.0		34,516
SK MENA Investment B.V.(*2)	Netherlands	32.1		6,612	32.1		17,273
SK Latin America Investment S.A.(*3)	Spain	—		—	32.1		1,357
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		368,776	20.0		391,572
Citadel Pacific Telecom Holdings, LLC(*4)	USA	15.0		55,167	15.0		51,780
SM Culture & Contents Co., Ltd.	Korea	22.8		29,305	22.8		39,567
Nam Incheon Broadcasting Co., Ltd.(*5)	Korea	—		—	27.3		15,635
Home Choice Corp.(*4)	Korea	17.8		2,773	17.8		3,238
Konan Technology Inc.(*4)	Korea	18.9		5,070	20.6		3,575
CMES Inc.(*4)	Korea	6.5		6,999	6.6		4,772
SK telecom Japan Inc.	Japan	24.9		3,629	24.9		3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*4)	Korea	18.2		187,466	26.1		298,327
SK m&service Co., Ltd.(*6)	Korea	30.0		24,551	—		—
Start-up Win-Win Fund and others(*4,7,8)	—	—		65,661	—		102,702

			~~W~~	2,232,359		~~W~~	2,332,629

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*9)	Korea	48.2		6,111	48.2		9,198

			~~W~~	2,238,470		~~W~~	2,341,827

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2025 and 2024 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group received ~~W~~10,955 million from the paid-in capital reduction of SK MENA Investment B.V. for the year ended December 31, 2025, with no change in ownership interest.
(*3)

The Group is expected to receive ~~W~~1,394 million from the liquidation of SK Latin America Investment S.A. and recognized a ~~W~~282 million loss relating to investments in associates for the year ended December 31, 2025.

(*4)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*5)

The Group received ~~W~~4,000 million from the paid-in capital reduction of Nam Incheon Broadcasting Co., Ltd. and recognized a ~~W~~11,791 million loss relating to investments in associates for the year ended December 31, 2025.

(*6)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, to SAMKOO Inc. and received ~~W~~54,987 million for the year ended December 31, 2025. As a result, the remaining shares have been reclassified as an investment in associate as of December 31, 2025.

(*7)	The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc., and recognized a ~~W~~1,189 million loss relating to investments in associates for the year ended December 31, 2025.
(*8)	The Group newly contributed ~~W~~10,596 million in cash to Syntelligence AI Ltd. for the year ended December 31, 2025.
(*9)	This investment was classified as investment in joint ventures as the Group has joint control pursuant to the agreement with the other shareholders.

(2)	Market value of investments in listed associates as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,330	22,033,898	29,305	1,400	22,033,898	30,847
Konan Technology Inc.		19,710	2,359,160	46,499	19,470	2,359,160	45,933
CMES Inc.		33,100	763,968	25,287	24,000	763,968	18,335

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	As of December 31, 2025
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.	Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*)
Current assets	~~W~~	183,750	1,787,188	1,012,134	399,796
Non-current assets		401,222	2,120,977	965,785	296,759
Current liabilities		—	39,402	42,226	919,604
Non-current liabilities		—	407,230	31,791	9,777

	For the year ended December 31, 2025
Revenue	~~W~~	40,134	68,245	132,567	32,022
Profit (loss) for the year		21,343	42,909	1,806	(203,010)
Other comprehensive income		4,232	239,747	12,323	219
Total comprehensive income (loss)		25,575	282,656	14,129	(202,791)

(*)

The financial information includes the goodwill held by Rebellions Inc. (formerly, SAPEON Korea Inc.), which was recognized as part of the identifiable net assets of the associate at the time the investment in the associate was made.

(In millions of won)
	As of December 31, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	For the year ended December 31, 2024

Revenue	~~W~~	57,110	71,870	119,019
Profit (loss) for the year		37,187	55,448	(54,649)
Other comprehensive income (loss)		13,006	(156,828)	(3,972)
Total comprehensive income (loss)		50,193	(101,380)	(58,621)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	584,972	63.3	370,482	—	370,482
SK China Company Ltd.		3,461,533	27.3	944,111	101,792	1,045,903
SK South East Asia Investment Pte. Ltd.(*1)		1,843,880	20.0	368,776	—	368,776
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2,3)		(462,479)	18.2	(163,255)	350,721	187,466

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.
(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. (formerly, SAPEON Korea Inc.) at the time the investment in the associate was recognized.
(*3)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 35.3% as of December 31, 2025.

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount

Korea IT Fund	~~W~~	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interest.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	975,443	—	9,707	60,753	—	1,045,903
Korea IT Fund(*1)		363,138	—	13,519	2,681	(8,856)	370,482
UniSK(*1)		26,031	—	215	450	(254)	26,442
SK Technology Innovation Company		34,516	(1,363)	1,242	(872)	—	33,523
SK MENA Investment B.V.		17,273	(11,041)	401	(21)	—	6,612
SK Latin America Investment S.A.		1,357	(1,676)	191	128	—	—
SK South East Asia Investment Pte. Ltd.		391,572	—	(1,710)	(21,086)	—	368,776
Citadel Pacific Telecom Holdings, LLC(*1)		51,780	—	185	4,640	(1,438)	55,167
SM Culture & Contents Co., Ltd.		39,567	—	(4,220)	(153)	(5,889)	29,305
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	(15,791)	293	—	(137)	—
Home Choice Corp.		3,238	—	(465)	—	—	2,773
Konan Technology Inc.		3,575	3,535	(2,040)	—	—	5,070
CMES Inc.		4,772	3,374	(1,216)	69	—	6,999
SK telecom Japan Inc.		3,703	—	247	(321)	—	3,629
Rebellions Inc. (Formerly, SAPEON Korea Inc.)		298,327	(33,620)	(77,610)	369	—	187,466
SK m&service Co., Ltd(*2)		—	—	1,037	(52)	23,566	24,551
Start-up Win-Win Fund and others (*1,3,4)		102,702	10,253	3,458	(622)	(50,130)	65,661

		2,332,629	(46,329)	(56,766)	45,963	(43,138)	2,232,359
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	(2,000)	(1,087)	—	—	6,111

	~~W~~	2,341,827	(48,329)	(57,853)	45,963	(43,138)	2,238,470

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2025.
(*2)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, for the year ended December 31, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of December 31, 2025.

(*3)	The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc. and classified the investment in IonQ, Inc. as a financial asset at FVOCI for the year ended December 31, 2025.
(*4)	The acquisition for the year ended December 31, 2025 includes ~~W~~10,596 million of investments in Syntelligence AI Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	8,913	69,540	—	975,443
Korea IT Fund(*1)		336,404	—	23,552	8,237	(5,055)	363,138
UniSK		22,285	—	1,430	2,815	(499)	26,031
SK Technology Innovation Company		70,409	—	4,269	8,078	(48,240)	34,516
SK MENA Investment B.V.		14,872	—	329	2,072	—	17,273
SK Latin America Investment S.A.		14,607	—	(65)	1,268	(14,453)	1,357
SK South East Asia Investment Pte. Ltd.		355,282	—	(9,403)	45,693	—	391,572
Citadel Pacific Telecom Holdings, LLC(*1)		45,901	—	619	6,699	(1,439)	51,780
SM Culture & Contents Co., Ltd.		41,578	(3)	(1,880)	(128)	—	39,567
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	1,427	—	(136)	15,635
Home Choice Corp.		3,215	—	23	—	—	3,238
Konan Technology Inc.		6,349	(16)	(2,861)	103	—	3,575
CMES Inc.		900	(4,396)	(767)	51	8,984	4,772
SK telecom Japan Inc.		1,239	1,560	(983)	1,887	—	3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2)		—	—	—	—	298,327	298,327
Start-up Win-Win Fund and others (*1,3,4)		81,142	(2,953)	(1,686)	2,793	23,406	102,702

		1,905,517	(5,808)	22,917	149,108	260,895	2,332,629
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(297)	—	—	9,198

	~~W~~	1,915,012	(5,808)	22,620	149,108	260,895	2,341,827

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2024.
(*2)

The Group lost control of SAPEON Korea Inc., which was a subsidiary of the Parent Company, for the year ended December 31, 2024, due to a decreased ownership resulting from the merger between SAPEON Korea Inc. and Rebellions Inc. As a result, the entity was reclassified as an investment in associate for the year ended December 31, 2024.

(*3)

The acquisition for the year ended December 31, 2024 includes ~~W~~5,878 million of investment in SK AMERICAS Inc. (formerly, SK USA Inc.), ~~W~~180 million of investment in SK VENTURE CAPITAL, LLC., ~~W~~273 million of investment in WALDEN SKT VENTURE FUND, ~~W~~24 million of investment in F&U Credit information Co., Ltd. and ~~W~~1,294 million of investment in AhnLab Blockchain Company. The disposal for the year ended December 31, 2024 includes a portion of shares of SK AMERICAS Inc. (formerly, SK USA Inc.) for ~~W~~167 million, a portion of Start-up Win-Win Fund for ~~W~~200 million, and the entire shares of 12CM JAPAN and Daliworks Inc. for ~~W~~7,296 million and ~~W~~2,013 million, respectively.

(*4)	The Group reclassified the entire shares of F&U Credit information Co., Ltd. as assets held for sale. (See note 40).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2025 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2025		Cumulative loss	2025	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	7,662	29,840	(726)	560
U-land Co., Ltd.		—	1,011	—	—

	~~W~~	7,662	30,851	(726)	560

12.	Property and Equipment

(1)	Property and equipment as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,319,260	—	—	1,319,260
Buildings		2,041,946	(1,148,764)	(450)	892,732
Structures		965,034	(777,607)	(1,601)	185,826
Machinery		38,731,865	(31,385,515)	(11,807)	7,334,543
Other		1,466,321	(1,181,476)	(561)	284,284
Right-of-use assets		2,559,944	(1,187,419)	—	1,372,525
Construction in progress		513,267	—	(264)	513,003

	~~W~~	47,597,637	(35,680,781)	(14,683)	11,902,173

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,260,712	—	—	1,260,712
Buildings		1,822,695	(1,056,427)	(450)	765,818
Structures		955,360	(742,772)	(1,601)	210,987
Machinery		38,191,687	(30,457,696)	(11,425)	7,722,566
Other		1,631,503	(1,262,496)	—	369,007
Right-of-use assets		2,645,207	(1,036,988)	—	1,608,219
Construction in progress		681,010	—	(925)	680,085

	~~W~~	47,188,174	(34,556,379)	(14,401)	12,617,394

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

12.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer(*1)	Deprecia- tion	Impairment	Other Changes(*2)	Ending balance
Land	~~W~~	1,260,712	149	(32,812)	49,637	—	—	41,574	1,319,260
Buildings		765,818	1,953	(45,157)	79,349	(59,453)	—	150,222	892,732
Structures		210,987	1,350	(5)	8,387	(34,893)	—	—	185,826
Machinery		7,722,566	530,431	(9,753)	1,241,385	(2,198,208)	(381)	48,503	7,334,543
Other		369,007	180,380	(5,379)	(189,482)	(69,685)	(561)	4	284,284
Right-of-use assets		1,608,219	278,554	(90,198)	(3,000)	(421,050)	—	—	1,372,525
Construction in progress		680,085	1,298,248	(4,308)	(1,460,758)	—	(264)	—	513,003

	~~W~~	12,617,394	2,291,065	(187,612)	(274,482)	(2,783,289)	(1,206)	240,303	11,902,173

(*1)

The Group decided to dispose of its shareholdings in SK stoa Co., Ltd. and Media S Co., Ltd., both consolidated subsidiaries. Accordingly, property and equipment of these entities amounting to ~~W~~13,512 million were reclassified as assets held for sale. (See note 40)

(*2)	Other changes consist of increases in assets arising from business combinations under common control. (See note 41)

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer(*)	Deprecia- tion	Impairment	Changes in consolidation scope	Ending balance
Land	~~W~~	1,248,200	101	(2,213)	14,624	—	—	—	1,260,712
Buildings		773,392	3,785	(1,279)	46,479	(56,559)	—	—	765,818
Structures		234,879	1,574	(78)	13,408	(37,997)	—	(799)	210,987
Machinery		7,890,654	517,884	(23,253)	1,616,265	(2,267,720)	(11,025)	(239)	7,722,566
Other		485,157	390,130	(12,131)	(408,675)	(84,179)	(10)	(1,285)	369,007
Right-of-use assets		1,611,951	523,494	(90,734)	(26,271)	(407,338)	(33)	(2,850)	1,608,219
Construction in progress		761,963	1,441,907	(5,030)	(1,517,830)	—	(925)	—	680,085

	~~W~~	13,006,196	2,878,875	(134,718)	(262,000)	(2,853,793)	(11,993)	(5,173)	12,617,394

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the property and equipment amounting to ~~W~~17,412 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale. (See note 40)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13.	Investment Property

(1)	Investment property as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025				December 31, 2024
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	18,743	—	18,743	9,787	—	9,787
Buildings		36,741	(21,276)	15,465	23,010	(14,981)	8,029
Right-of-use assets		13,808	(8,175)	5,633	16,518	(7,723)	8,795

	~~W~~	69,292	(29,451)	39,841	49,315	(22,704)	26,611

(2)	Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	9,787	8,956	—	18,743
Buildings		8,029	8,708	(1,272)	15,465
Right-of-use assets		8,795	(735)	(2,427)	5,633

	~~W~~	26,611	16,929	(3,699)	39,841

(In millions of won)
	2024
	Beginning balance		Transfer(*)	Depreciation	Ending balance
Land	~~W~~	14,199	(4,412)	—	9,787
Buildings		10,242	(1,143)	(1,070)	8,029
Right-of-use assets		10,371	73	(1,649)	8,795

	~~W~~	34,812	(5,482)	(2,719)	26,611

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the investment property amounting to ~~W~~1,719 million of SK m&service Co., Ltd. as assets held for sale.

(3)	The Group recognized lease income of ~~W~~7,411 million and ~~W~~5,526 million from investment property for the years ended December 31, 2025 and 2024, respectively.

(4)	The fair value of investment property is ~~W~~86,702 million and ~~W~~58,552 million as of December 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

14.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	1,157,029	1,379,422
Others		215,496	228,797

	~~W~~	1,372,525	1,608,219

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	2025		2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	356,889	343,161
Others(*)		64,161	64,177

	~~W~~	421,050	407,338

Interest expense on lease liabilities	~~W~~	47,596	50,631

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

3)	The total cash outflows for lease payments for the years ended December 31, 2025 and 2024 amounted to ~~W~~457,331 million and ~~W~~465,119 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

14.	Leases, Continued

(2)	Group as a lessor

1)	Finance lease

The Group recognized interest income of ~~W~~2,408 million and ~~W~~2,566 million on lease receivables for the years ended December 31, 2025 and 2024, respectively.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	~~W~~	15,345
1 ~ 2 years		4,592
2 ~ 3 years		2,765
3 ~ 4 years		1,632
4 ~ 5 years		591

Undiscounted lease payments	~~W~~	24,925

Unrealized finance income	~~W~~	930
Net investment in the lease		23,995

2)	Operating lease

The Group recognized lease income of ~~W~~235,261 million and ~~W~~235,519 million for the years ended December 31, 2025 and 2024, respectively, of which variable lease payments received are ~~W~~1,588 million and ~~W~~2,309 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	~~W~~	136,517
1 ~ 2 years		79,931
2 ~ 3 years		39,731
3 ~ 4 years		109
4 ~ 5 years		109
More than 5 years		255

	~~W~~	256,652

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

15.	Goodwill

(1)	Goodwill as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		2,175	2,175

	~~W~~	2,072,493	2,072,493

(2)	Details of the impairment testing of Goodwill as of December 31, 2025 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.: Cellular services;

•	goodwill related to SK Broadband Co., Ltd.: Fixed-line telecommunication services; and

•	other goodwill: Others.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flows based on financial forecasts for the next five years and growth rate for subsequent years (“perpetual growth rate”). The key assumptions used in the estimation of value in use include operating revenue, perpetual growth rate and discount rate. Certain assumptions related to Fixed-line telecommunication services involve management’s most subjective and complex judgments and are subject to significant estimation uncertainty.

Management estimated the operating revenue using external sources and the Group’s historical experience, and determined the estimated cash flows considering market growth forecasts.

A perpetual growth rate was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term industry growth rate relevant to each CGU.

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of industry comparables. Cost of debt was calculated using the yield rate of non-guaranteed corporate bonds considering the CGU’s credit rating and debt ratio was determined using the average of the debt ratios of industry comparables. The recoverable amount of the CGU was calculated by applying a post-tax discount rate to the estimated future post-tax cash flows, and the resulting value in use is not significantly different from the value in use calculated using pre-tax cash flows and a pre-tax discount rate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

15.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2025 is as follows, Continued:

The discount rates and perpetual growth rates applied in the value in use calculations for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Discount rate (Pre-tax)	Discount rate (Post-tax)	Perpetual Growth Rate
Goodwill related to merger of Shinsegi Telecom, Inc.	6.5%	4.8%	0.0%
Goodwill related to acquisition of SK Broadband Co., Ltd.	6.3%	5.0%	1.0%

	2024
	Discount rate (Pre-tax)	Discount rate (Post-tax)	Perpetual Growth Rate
Goodwill related to merger of Shinsegi Telecom, Inc.	7.0%	5.2%	0.0%
Goodwill related to acquisition of SK Broadband Co., Ltd.	7.6%	6.0%	1.0%

(3)	Details of the changes in goodwill for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	~~W~~	2,072,493	2,075,009
Reclassified as assets held for sale(*)		—	(2,516)

Ending balance	~~W~~	2,072,493	2,072,493

(*)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the goodwill amounting to ~~W~~2,516 million of SK m&service Co., Ltd. as assets held for sale.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,900,421)	—	664,486
Land usage rights		41,193	(40,944)	—	249
Industrial rights		57,239	(37,669)	—	19,570
Development costs		1,914	(1,906)	—	8
Facility usage rights		162,391	(150,671)	—	11,720
Customer relations		501,103	(282,009)	—	219,094
Club memberships(*2)		91,787	—	(14,326)	77,461
Other(*3)		4,520,167	(3,795,530)	(6,605)	718,032

	~~W~~	8,940,701	(7,209,150)	(20,931)	1,710,620

(In millions of won)	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		54,341	(54,032)	—	309
Industrial rights		98,265	(33,092)	(45,000)	20,173
Development costs		2,960	(2,933)	—	27
Facility usage rights		161,561	(148,247)	—	13,314
Customer relations		505,062	(258,943)	—	246,119
Club memberships(*2)		93,266	—	(14,648)	78,618
Other(*3)		5,029,153	(4,284,644)	(43,744)	700,765

	~~W~~	9,509,515	(7,211,252)	(103,392)	2,194,871

(*1)

The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment(*1)	Other Changes(*3)	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(471,060)	—	—	664,486
Land usage rights		309	96	—	—	(156)	—	—	249
Industrial rights		20,173	3,976	—	—	(4,579)	—	—	19,570
Development costs		27	—	—	—	(19)	—	—	8
Facility usage rights		13,314	848	(2)	381	(2,821)	—	—	11,720
Customer relations		246,119	—	—	—	(27,025)	—	—	219,094
Club memberships		78,618	6,580	(3,900)	(2,542)	—	(1,295)	—	77,461
Other		700,765	105,212	(1,861)	212,122	(297,569)	(639)	2	718,032

	~~W~~	2,194,871	116,712	(5,763)	209,961	(803,229)	(1,934)	2	1,710,620

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~1,934 million as impairment loss for the year ended December 31, 2025.
(*2)

The Group decided to dispose of the shares of SK stoa Co., Ltd. and Media S Co., Ltd., the consolidated subsidiaries, and reclassified the intangible assets amounting to ~~W~~17,795 million of SK stoa Co., Ltd. and Media S Co., Ltd., as assets held for sale. (See note 40)

(*3)	Other changes consist of increases in assets arising from business combinations under common control. (See note 41)

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment(*1)	Changes in consolidation scope	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(471,060)	—	—	1,135,546
Land usage rights		587	69	(5)	—	(342)	—	—	309
Industrial rights		46,154	6,578	(241)	(1)	(4,962)	(27,340)	(15)	20,173
Development costs		49	—	—	—	(22)	—	—	27
Facility usage rights		14,313	1,477	(3)	618	(3,091)	—	—	13,314
Customer relations		273,150	—	—	—	(27,031)	—	—	246,119
Club memberships		97,186	3,700	(20,065)	(1,727)	—	(476)	—	78,618
Other		823,092	61,598	(1,596)	209,702	(336,870)	(54,927)	(234)	700,765

	~~W~~	2,861,137	73,422	(21,910)	208,592	(843,378)	(82,743)	(249)	2,194,871

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~82,743 million as impairment loss for the year ended December 31, 2024.
(*2)

The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the intangible assets amounting to ~~W~~5,655 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale. (See note 40)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Research and development costs expensed as incurred	~~W~~	339,507	378,079

(4)	Details of frequency usage rights as of December 31, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	21,958		Jul. 2021	Jun. 2026
1.8GHz license		96,968		Dec. 2021	Dec. 2026
2.6GHz license		121,410	Straight-line basis	Sep. 2016	Dec. 2026
2.1GHz license		72,876		Dec. 2021	Dec. 2026
3.5GHz license		351,274		Apr. 2019	Nov. 2028

	~~W~~664,486

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025		December 31, 2024
SK Securities Co., Ltd.	3.62	Oct. 2, 2025	~~W~~	—	50,000
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		—	50,000
Bank of China Ltd.	2.83	Oct. 29, 2026		130,000	—

			~~W~~	130,000	100,000

(2)	Long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025		December 31, 2024
Korea Development Bank(*1)	1.87	Feb. 10, 2026	~~W~~	3,125	15,625
DBS Bank Ltd.	2.63	Mar. 10, 2025		—	200,000
Credit Agricole CIB	4.89	Nov. 28, 2025		—	50,000
Mizuho Bank, Ltd.(*2)	3M CD + 1.05	Jul. 25, 2025		—	50,000
DBS bank Ltd.(*2)	3M CD + 0.075	Oct. 8, 2026		200,000	200,000
Industrial and Commercial Bank of China Ltd.	2.70	Sep. 13, 2027		100,000	—
Mizuho Bank, Ltd.	2.75	Sep. 22, 2027		200,000	—

				503,125	515,625
Less: present value discount				—	(25)

				503,125	515,600
Less: current portions				(203,125)	(312,475)

			~~W~~	300,000	203,125

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	Applied interest rate is the 3M CD rate of 2.85% and 3.41% as of December 31, 2025 and 2024, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Unsecured corporate bonds	Operating fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.49		—	150,000
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		—	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		—	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds	Refinancing fund	2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds		2025	1.75		—	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025	December 31, 2024
Unsecured corporate bonds	Refinancing fund	2025	1.40	—	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	—	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	—	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2025	4.73	—	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	110,000
Unsecured corporate bonds		2028	3.83	190,000	190,000
Unsecured corporate bonds		2026	3.72	80,000	80,000
Unsecured corporate bonds		2028	3.80	200,000	200,000
Unsecured corporate bonds		2030	3.96	70,000	70,000
Unsecured corporate bonds		2026	4.54	115,000	115,000
Unsecured corporate bonds		2028	4.68	100,000	100,000
Unsecured corporate bonds		2030	4.72	50,000	50,000
Unsecured corporate bonds		2033	4.72	30,000	30,000
Unsecured corporate bonds		2027	3.72	180,000	180,000
Unsecured corporate bonds		2029	3.73	110,000	110,000
Unsecured corporate bonds		2034	3.92	110,000	110,000
Unsecured corporate bonds		2027	2.91	170,000	170,000
Unsecured corporate bonds		2029	2.92	90,000	90,000
Unsecured corporate bonds		2034	2.96	40,000	40,000
Unsecured corporate bonds		2028	2.98	190,000	—
Unsecured corporate bonds		2030	3.05	70,000	—
Unsecured corporate bonds		2035	3.17	140,000	—
Unsecured corporate bonds		2028	2.67	80,000	—
Unsecured corporate bonds		2030	2.82	190,000	—
Unsecured corporate bonds		2035	3.06	40,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)		2025	1.64	—	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	—	160,000
Unsecured corporate bonds(*1)		2025	2.58	—	100,000
Unsecured corporate bonds(*1)		2032	2.92	50,000	50,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	4.21		—	50,000
Unsecured corporate bonds(*1)		2026	4.28		100,000	100,000
Unsecured corporate bonds(*1)		2028	4.37		90,000	90,000
Unsecured corporate bonds(*1)	Facility fund	2026	4.87		100,000	100,000
Unsecured corporate bonds(*1)		2028	5.00		60,000	60,000
Unsecured corporate bonds(*1)	Refinancing fund	2027	3.89		170,000	170,000
Unsecured corporate bonds(*1)		2029	3.93		60,000	60,000
Unsecured corporate bonds(*1)	Facility and Refinancing fund	2027	3.06		130,000	130,000
Unsecured corporate bonds(*1)		2029	3.06		115,000	115,000
Unsecured corporate bonds(*1)		2031	3.11		50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2028	2.76		50,000	—
Unsecured corporate bonds(*1)		2030	2.87		120,000	—
Unsecured corporate bonds(*1)		2035	2.97		30,000	—
Unsecured corporate bonds(*1)	Business acquisition fund	2030	3.09		480,000	—
Unsecured corporate bonds(*1)		2035	3.38		50,000	—
Registered unsecured private exchangeable bond(*2)	Refinancing fund	2027	—		7,008	—
Unsecured global bonds	Operating fund	2027	6.63		573,960 (USD 400,000)	588,000 (USD 400,000)
Unsecured global bonds(*1)	Refinancing fund	2028	4.88		430,470 (USD 300,000)	441,000 (USD 300,000)
Floating rate notes(*3)	Operating fund	2025	SOFR rate + 1.17		—	441,000 (USD 300,000)
		2028	SOFR rate + 0.59		430,470 (USD 300,000)	—
Convertible bonds(*4)		2028	—		—	4,410 (USD 3,000)
Convertible bonds(*4)		2028	—		—	23,741 (USD 16,150)
Convertible bonds(*4)		2028	—		—	11,392 (USD 7,750)
Convertible bonds(*4)		2028	—		—	11,760 (USD 8,000)

					8,236,908	8,526,303
Less: discounts on bond					(23,004)	(15,023)

					8,213,904	8,511,280
Less: current portions of bonds					(919,459)	(2,147,634)

				~~W~~	7,294,445	6,363,646

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Exchangeable bonds were issued by SAPEON Inc., a subsidiary of the Parent Company.
(*3)	Applied interest rates are SOFR rate of 4.20% and 4.49% as of December 31, 2025 and 2024, respectively.
(*4)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and redeemed on February 7, 2025, pursuant to an early redemption request.

18.	Long-term Payables – other

(1)	As of December 31, 2025 and 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 16):

(In millions of won)
	December 31, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(3,964)	(13,355)
Current portion of long-term payables – other		(368,572)	(367,765)

Carrying amount as of December 31	~~W~~	179,389	539,955

(2)

Repayments of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the years ended December 31, 2025 and 2024, respectively. The repayment schedule for the principal amount of long-term payables – other as of December 31, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		182,775

	~~W~~	551,925

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

19.	Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025							As of December 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Other(*)	Ending balance	Current	Non- current
Provision for restoration	~~W~~	119,623	5,837	(6,330)	(1,272)	(275)	117,583	37,502	80,081
Emission allowance		437	1,641	(266)	(1,282)	—	530	530	—
Other Provisions (note 28)		—	108,039	(105)	—	—	107,934	107,921	13

	~~W~~	120,060	115,517	(6,701)	(2,554)	(275)	226,047	145,953	80,094

(*)	Other includes amounts reclassified as liabilities held for sale for the year ended December 31, 2025.

(In millions of won)
	2024								As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Changes in consolidation scope	Other(*)	Ending balance	Current	Non- current
Provision for restoration	~~W~~	120,024	6,475	(3,555)	(1,053)	(351)	(1,917)	119,623	49,579	70,044
Emission allowance		1,182	1,410	(130)	(2,025)	—	—	437	437	—
Other provisions		218	—	—	(218)	—	—	—	—	—

	~~W~~	121,424	7,885	(3,685)	(3,296)	(351)	(1,917)	120,060	50,016	70,044

(*)	Other includes amounts reclassified as liabilities held for sale for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

20.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,051,508	1,142,324
Fair value of plan assets		(1,256,985)	(1,294,567)

Defined benefit assets(*)		(205,477)	(154,329)

Defined benefit liabilities		—	2,086

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Discount rate for defined benefit obligations	3.51% ~ 4.57%	3.35% ~ 4.24%
Expected rate of salary increase	2.00% ~ 6.22%	2.00% ~ 5.42%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	~~W~~	1,142,324	1,121,679
Current service cost		123,241	130,538
Interest cost		42,399	47,463
Remeasurement - Demographic assumption		264	(761)
- Financial assumption		(14,087)	49,788
- Adjustment based on experience		26,041	(15,085)
Benefit paid(*1)		(270,415)	(157,801)
Past service cost		1,693	6,795
Changes in consolidation scope		—	(2,458)
Others(*2)		48	(37,834)

Ending balance	~~W~~	1,051,508	1,142,324

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.
(*2)	Others include changes in liabilities due to employees’ transfers among affiliates and reclassification as liabilities held for sale for the years ended December 31, 2025 and 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

20.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	~~W~~	1,294,567	1,292,416
Interest income		46,765	54,215
Remeasurement		1,406	729
Contributions		182,076	124,921
Benefit paid(*1)		(264,521)	(131,031)
Changes in consolidation scope		—	(2,151)
Others(*2)		(3,308)	(44,532)

Ending balance	~~W~~	1,256,985	1,294,567

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.
(*2)	Others include changes in assets due to employees’ transfers among affiliates and reclassification as assets held for sale for the years ended December 31, 2025 and 2024.

The Group’s expected contributions to the defined benefit plan for the year ended December 31, 2026, amounts to ~~W~~167,383 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Current service cost	~~W~~	123,241	130,538
Net interest income		(4,366)	(6,752)
Past service cost		1,693	6,795

	~~W~~	120,568	130,581

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Equity instruments	~~W~~	102,046	67,184
Debt instruments		238,979	394,138
Short-term financial instruments, etc.		915,960	833,245

	~~W~~	1,256,985	1,294,567

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

20.	Defined Benefit Liabilities (Assets), Continued

(7)	Sensitivity analysis

As of December 31, 2025, reasonably possible changes to each of the significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(In millions of won)
	0.5%p Increase		0.5%p Decrease
Discount rate	~~W~~	(37,121)	39,709
Expected salary increase rate		39,780	(37,537)

A sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

The weighted average duration of defined benefit obligations as of December 31, 2025 and 2024 is 7.33 years and 7.46 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~35,454 million and ~~W~~29,784 million for the years ended December 31, 2025 and 2024, respectively.

21.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2025 are as follows:

(In millions of won, thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 28, 2023	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citi bank, Shinhan Bank, Korea Development Bank and J.P. Morgan	Jun. 28, 2023 ~ Jun. 28, 2028
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd.	Oct. 10, 2024 ~ Oct. 8, 2026
May. 28, 2025	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS Bank Ltd.	May. 28, 2025 ~ May. 26, 2028

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

21.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap (“TRS”) contracts with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, with underlying beneficiary certificates of ~~W~~270,000 million and ~~W~~80,000 million, respectively. Under the terms of the contracts, the parties settle the difference arising from changes in the value of the real estate at maturity, as well as the difference between the actual dividends received and the contractual base dividend during the contract period. SK Broadband Co., Ltd. is obligated to guarantee a fixed rate of return to the counterparties to each contract. As of December 31, 2025 and 2024, SK Broadband Co., Ltd. recognized derivative financial assets of ~~W~~91,824 million and ~~W~~64,926 million, respectively, in relation to the TRS contracts. The derivative financial assets were measured using a discounted cash flow method based on estimated future cash flows.

(3)

SAPEON Inc., a subsidiary of the Parent Company, disposed of a portion of its shares in Rebellions Inc. (formerly, SAPEON Korea Inc.) during the year ended December 31, 2024, and, concurrently, the Parent Company entered into a Price Return Swap (“PRS”) under which the buyer is entitled to receive the difference between the sale proceeds and the settlement amount upon the subsequent sale of the shares. The Parent Company recognized a derivative financial liability of ~~W~~555 million in relation to the PRS as of December 31, 2025.

(4)

PS&Marketing Corporation, a subsidiary of the Parent Company, entered into a Total Return Swap (“TRS”) contract with Kukje Lucestar Investment Private Equity Real Estate Investment Trust No.2 with underlying beneficiary certificates amounting to ~~W~~50,000 million. Under the terms of the contract, the parties settle the difference arising from changes in the value of the underlying real estate at maturity, as well as the difference between actual dividends and the contractual base dividend during the contract period. PS&Marketing Corporation is obligated to guarantee a fixed rate of return to the counter party. As of December 31, 2025 and 2024, PS&Marketing Corporation recognized derivative financial assets of ~~W~~5,830 million and ~~W~~5,385 million, respectively, in relation to the TRS. The derivative financial assets were measured using a discounted cashflow approach based on estimated future cash flows.

(5)

PS&Marketing Corporation, a subsidiary of the Parent Company, disposed of 2,169,379 common shares (ownership interest: 70%) of SK m&service Co., Ltd. to SAMKOO Inc. during the year ended December 31, 2025, and entered into a shareholders’ agreement in connection with the transaction. Pursuant to the shareholders’ agreement, PS&Marketing Corporation holds a put option that entitles it to sell all or part of its remaining shares to the counterparty in accordance with the specified procedures and conditions for a period of eight years beginning three years after the closing date of the transaction. PS&Marketing Corporation recognized a derivative financial asset of ~~W~~11,230 million as of December 31, 2025 in relation to the put option.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

21.	Derivative Instruments, Continued

(6)

The derivative financial instruments to which the Group applies cash flow hedging is recorded in the consolidated financial statements as derivative financial assets and derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won, thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Assets:
Fixed-to-fixed cross currency (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	137,222	137,222
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		45,006	45,006
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)

	~~W~~	201,262	201,262

Liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	~~W~~	(621)	(621)

	~~W~~	(621)	(621)

As of December 31, 2025, changes in fair value of derivatives designated as hedging instruments, all of which were assessed as effective hedges, were recognized in full in other comprehensive income.

(7)

The derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets and derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Assets:
Total Return Swap (“TRS”)	~~W~~	97,654	97,654
Share option		11,230	11,230

	~~W~~	108,884	108,884

Liabilities:
Foreign exchange forward contract	~~W~~	(26)	(26)
Price Return Swap (“PRS”)		(555)	(555)
Share option		(1,769)	(1,769)
Exchange option		(3,432)	(3,432)

	~~W~~	(5,782)	(5,782)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

22.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares (*)	~~W~~	30,493	30,493

(*)

In 2002, 2003 and 2024, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Issued shares as of January 1	214,790,053	218,833,144
Retirement of treasury shares(*)	—	(4,043,091)

Issued shares as of December 31	214,790,053	214,790,053

(*)	The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.

(3)	Details of shares outstanding as of December 31, 2025 and 2024 are as follows:

(In shares)	December 31, 2025			December 31, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(4)	Details of capital surplus and others as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares (Note 23)		(88,533)	(92,962)
Hybrid bonds (Note 24)		398,509	398,509
Share option (Note 25)		14,511	14,498
Others(*)		(14,226,827)	(14,045,981)

	~~W~~	(12,131,340)	(11,954,936)

(*)	The amount includes a change in equity amounting to ~~W~~13,340,037 million due to the spin-off that was accounted for as a transaction under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

23.	Treasury Shares

(1)	Treasury shares as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2025		December 31, 2024
Number of shares		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(2)	Changes in treasury shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Treasury shares as of January 1	1,903,711	6,133,414
Acquisition(*1)	—	317,000
Disposal(*2)	(95,933)	(503,612)
Retirement of treasury shares(*3)	—	(4,043,091)

Treasury shares as of December 31	1,807,778	1,903,711

(*1)	The Parent Company acquired 317,000 treasury shares for ~~W~~15,788 million in an effort to increase shareholder value by stabilizing its stock price for the year ended December 31, 2024.
(*2)

The Parent Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the year ended December 31, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million, and the Parent Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~24 million for the year ended December 31, 2025. Also, the Parent Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~181 million for the year ended December 31, 2024.

(*3)

The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2025		December 31, 2024
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	400,000
Issuance costs						(1,491)	(1,491)

					~~W~~	398,509	398,509

As the Parent Company has no contractual obligation to deliver cash or other financial assets to the holders of its hybrid bonds, the instruments are classified as equity. In the event of liquidation or bankruptcy, the hybrid bonds rank senior only to common shares.

(*1)	The Parent Company has the right to extend the maturity at its discretion without providing any prior notice or announcement.
(*2)

The annual interest rate is determined as yield rate of a 5-year national bond plus a premium. According to the step-up clause, an additional premium of 0.25% and 0.75% is applied after 10 years and 25 years, respectively, from the issuance date.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.	Share based payment Arrangement

25.1	Share-based payment arrangement of the Parent Company

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5(*)	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited during the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.	Share based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company established Performance Share Units (”PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value during the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial grant amounted to ~~W~~10,813 million in 2023 and ~~W~~12,835 million in 2024. The number of shares to be delivered is determined based on the adjustment rate calculated using the share price on the expiration date and the cumulative increase rate of KOSPI200.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.	Share based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued:

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
Cumulative amount through December 31, 2024	~~W~~	158,596
For the year ended December 31, 2025		(439)

	~~W~~	158,157

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,134 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of December 31, 2025 and 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~305 million and no liability was recognized as of December 31, 2025.

Share compensation expenses recognized for the Parent Company’s equity-settled share-based payment arrangement was ~~W~~6,286 million for the year ended December 31, 2024, and no expense was recognized for the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.	Share based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.65%	2.43%	3.02%	2.64%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	53,500	53,500	53,500	53,500
Expected volatility	15.30%	15.30%	15.30%	15.30%
Expected dividends yield	6.62%	6.62%	6.62%	6.62%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	15,048	3,394	2,520	1,518

(ii) SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.	Share based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows, Continued:

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

25.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

The entire amount of remaining share-based payment arrangement granted by SAPEON Inc. to its employees was not exercised and was fully forfeited during the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		7,919,510	8,257,369

	~~W~~	22,938,268	22,976,127

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	1,570,314	262,657
Other comprehensive income of investments in associates and joint ventures		368,213	315,283
Valuation gain (loss) on derivatives		14,503	(8,044)
Foreign currency translation differences for foreign operations		72,652	77,047

	~~W~~	2,025,682	646,943

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		86,449	132,581	(6,556)	47,253	259,727
Balance as of December 31, 2024	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Balance as of January 1, 2025	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		1,307,657	52,930	22,547	(4,395)	1,378,739

Balance as of December 31, 2025	~~W~~	1,570,314	368,213	14,503	72,652	2,025,682

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	~~W~~	262,657	176,208
Amount recognized as other comprehensive income for the year, net of taxes		1,464,741	11,262
Amount reclassified to retained earnings, net of taxes		(157,084)	75,187

Balance as of December 31	~~W~~	1,570,314	262,657

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	~~W~~	(8,044)	(1,488)
Amount recognized as other comprehensive income (loss) for the year, net of taxes		16,408	(12,636)
Amount reclassified to profit or loss, net of taxes		6,139	6,080

Balance as of December 31	~~W~~	14,503	(8,044)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Communication	~~W~~	32,294	34,037
Utilities		591,507	547,204
Taxes and dues		68,852	44,888
Repair		425,698	438,089
Research and development		339,507	378,079
Training		29,804	30,949
Bad debt for accounts receivable - trade		44,183	49,865
Travel		14,936	19,090
Supplies and others(*)		317,414	116,920

	~~W~~	1,864,195	1,659,121

(*)

Supplies and others operating expenses include ~~W~~211,998 million of costs incurred in response to the cybersecurity incident during the year ended December 31, 2025. The portion of these estimated costs that remained unpaid as of December 31, 2025 are recognized as a provision. (See note 19)

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Other non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	127,058	37,316
Others		43,376	34,972

	~~W~~	170,434	72,288

Other non-operating expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	3,140	94,736
Loss on impairment of assets held for sale		12,320	—
Loss on disposal of property and equipment and intangible assets		15,296	17,427
Donations		15,339	15,712
Bad debt for accounts receivable – other		3,282	4,838
Others(*)		145,771	72,122

	~~W~~	195,148	204,835

(*)	Others include penalties of ~~W~~134,799 million imposed by the Personal Information Protection Commission in connection with the cybersecurity incident during the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Finance income:
Interest income	~~W~~	73,064	87,245
Dividends		57,060	35,818
Gain on foreign currency transactions		27,307	32,260
Gain on foreign currency translations		3,671	9,344
Gain relating to financial instruments at FVTPL		58,256	190,368

	~~W~~	219,358	355,035

(In millions of won)
	2025		2024
Finance costs:
Interest expense	~~W~~	383,205	403,129
Loss on sale of accounts receivable – other		17,513	35,317
Loss on foreign currency transactions		30,777	30,892
Loss on foreign currency translations		3,029	3,575
Loss relating to financial instruments at FVTPL		16,350	133,006
Loss on settlement of derivatives		7,298	—
Loss on repayment of debentures		468	—
Other finance costs		23,356	—

	~~W~~	481,996	605,919

(2)	Details of interest income included in finance income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Interest income on cash equivalents and financial instruments	~~W~~	47,851	57,731
Interest income on loans and others		25,213	29,514

	~~W~~	73,064	87,245

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Interest expense on borrowings	~~W~~	26,300	31,718
Interest expense on debentures		277,937	272,846
Others		78,968	98,565

	~~W~~	383,205	403,129

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

1)	Finance income and costs

(In millions of won)
	2025
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	84,582	38,798
Financial assets at FVOCI		56,199	23,356
Financial assets at amortized cost		72,894	33,259

		213,675	95,413

Financial liabilities:
Financial liabilities at FVTPL		2,153	2,364
Financial liabilities at amortized cost		3,530	384,219

		5,683	386,583

	~~W~~	219,358	481,996

(In millions of won)
	2024
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	95,708	52,731
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		106,514	13,281

		233,215	66,012

Financial liabilities:
Financial liabilities at FVTPL		121,061	115,592
Financial liabilities at amortized cost		759	424,315

		121,820	539,907

	~~W~~	355,035	605,919

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35, Continued:

2)	Other comprehensive income (loss), net of tax

(In millions of won)
	2025		2024
Financial assets:
Financial assets at FVOCI	~~W~~	1,465,513	11,253
Derivatives designated as hedging instrument		12,445	(12,398)

		1,477,958	(1,145)

Financial liabilities:
Derivatives designated as hedging instrument		10,178	5,825

	~~W~~	1,488,136	4,680

(5)	Details of impairment losses for financial assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Accounts receivable – trade	~~W~~	44,183	49,865
Other receivables		3,282	4,838

	~~W~~	47,465	54,703

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2025 and 2024 consist of the following:

(In millions of won)
	2025		2024
Current tax expense:
Current year	~~W~~	181,348	392,192
Changes in estimates related to prior years		102,033	(22,271)

		283,381	369,921

Deferred tax expense:
Changes in net deferred tax liabilities		63,796	4,749

Income tax expense:	~~W~~	347,177	374,670

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2025 and 2024 is attributable to the following:

(In millions of won)
	2025		2024
Profit before income tax	~~W~~	722,261	1,761,765
Income taxes at statutory income tax rate		172,771	450,819
Non-taxable income		(10,095)	(9,843)
Non-deductible expenses		64,361	15,216
Tax credit and tax reduction		(26,708)	(26,204)
Changes in unrecognized deferred taxes		(12,997)	(37,958)
Changes in estimates related to prior years and others		111,781	(18,340)
Changes in tax rate		48,064	980

Income tax expense	~~W~~	347,177	374,670

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Valuation gain on financial assets measured at fair value	~~W~~	(502,149)	(4,499)
Share of other comprehensive gain of investment in associates		(3,813)	(15,628)
Valuation loss (gain) on derivatives		(7,614)	1,902
Remeasurement of defined benefit plans		4,301	7,266
Capital surplus and others		65,996	(46)

	~~W~~	(443,279)	(11,005)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Reclassified as assets held for sale	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	76,590	(3,648)	—	(11)	72,931
Accrued interest income		(968)	479	—	—	(489)
Financial assets measured at fair value		(39,533)	60,448	(502,149)	—	(481,234)
Investments in subsidiaries and associates		69,749	(42,234)	(3,813)	—	23,702
Property and equipment and intangible assets		(423,592)	43,417	66,310	(6)	(313,871)
Provisions		1,331	(190)	—	(57)	1,084
Retirement benefit obligation		38,034	(30,206)	4,301	(53)	12,076
Valuation gain (loss) on derivatives		14,478	(5,439)	(7,614)	—	1,425
Loss on foreign currency translation		20,370	1,206	—	—	21,576
Incremental costs to acquire a contract		(722,952)	(125,979)	—	—	(848,931)
Contract assets and liabilities		19,959	29,481	—	—	49,440
Right-of-use assets		(370,771)	49,035	—	—	(321,736)
Lease liabilities		394,206	(8,912)	—	—	385,294
Others		(50,634)	(22,647)	(314)	(4,789)	(78,384)

		(973,733)	(55,189)	(443,279)	(4,916)	(1,477,117)

Deferred tax assets related to unused tax credit carryforwards:		122,533	(8,607)	—	—	113,926

	~~W~~	(851,200)	(63,796)	(443,279)	(4,916)	(1,363,191)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Reclassified as liabilities held for sale	Changes in consolidation scope	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	75,115	1,475	—	—	—	76,590
Accrued interest income		(6,839)	(1,395)	—	7,266	—	(968)
Financial assets measured at fair value		(2,526)	(32,508)	(4,499)	—	—	(39,533)
Investments in subsidiaries and associates		22,930	62,447	(15,628)	—	—	69,749
Property and equipment and intangible assets		(419,413)	(3,861)	—	(318)	—	(423,592)
Provisions		1,319	12	—	—	—	1,331
Retirement benefit obligation		12,430	18,338	7,266	—	—	38,034
Valuation gain (loss) on derivatives		19,670	(7,094)	1,902	—	—	14,478
Gain (loss) on foreign currency translation		20,667	(297)	—	—	—	20,370
Incremental costs to acquire a contract		(718,211)	(4,741)	—	—	—	(722,952)
Contract assets and liabilities		17,565	2,394	—	—	—	19,959
Right-of-use assets		(389,863)	19,092	—	—	—	(370,771)
Lease liabilities		388,091	6,115	—	—	—	394,206
Others		4,266	(47,646)	(46)	(7,486)	278	(50,634)

		(974,799)	12,331	(11,005)	(538)	278	(973,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:

Tax loss carryforwards		7,150	2,812	—	689	(10,651)	—
Tax credit		147,022	(19,892)	—	—	(4,597)	122,533

		154,172	(17,080)	—	689	(15,248)	122,533

	~~W~~	(820,627)	(4,749)	(11,005)	151	(14,970)	(851,200)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(5)

Details of temporary differences and unused tax loss carryforwards for which no deferred tax assets were recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Loss allowance	~~W~~	79,201	77,433
Investments in subsidiaries, associates and joint ventures		713,493	481,135
Other temporary differences		51,394	103,405
Unused tax loss carryforwards		99,525	126,553

The amount of unused tax loss carryforwards for which no deferred tax assets were recognized as of December 31, 2025 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	~~W~~	—
1 ~ 2 years		—
2 ~ 3 years		—
More than 3 years		99,525

	~~W~~	99,525

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(6)

Details of the aggregate temporary differences related to investments in subsidiaries and associates, for which no deferred tax liabilities were recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries and associates	~~W~~	428,665	1,474,534

(7)

In accordance with the Pillar Two rules, the Group is required to pay top-up taxes when the GloBE effective tax rate of any Group entity in its jurisdictions is below the minimum tax rate of 15%. For the year ended December 31, 2025, the Group recognized ~~W~~472 million of income tax expense related to Pillar Two (2024: nil). The Group has applied the temporary exception from recognizing and disclosing deferred tax assets and liabilities arising from the application of the Pillar Two rules.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

32.	Earnings per Share

Earnings per share is calculated for profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025		2024
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	408,410	1,250,155
Interest on hybrid bonds		(19,800)	(19,800)

Profit attributable to owners of the Parent Company on common shares		388,610	1,230,355
Weighted average number of common shares outstanding (in shares)		212,953,061	212,848,138

Basic earnings per share (in won)	~~W~~	1,825	5,780

2)	Weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are calculated as follows:

(In shares)	2025
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2025	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	66,719

	212,982,275	212,953,061

(In shares)	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025		2024
Profit attributable to owners of the Parent Company on common shares	~~W~~	388,610	1,230,355
Adjusted weighted average number of common shares outstanding (in shares)		212,975,220	213,428,916

Diluted earnings per share (in won)	~~W~~	1,825	5,765

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are calculated as follows:

(In shares)
	2025	2024
Outstanding shares as of January 1	212,886,342	212,699,730
Effect of treasury shares	66,719	148,408
Effect of share option	22,159	580,778

Adjusted weighted average number of common shares outstanding (in shares)	212,975,220	213,428,916

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

33.	Dividends

(1)	Details of dividends declared

Details of dividends declared in Parent Company for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding (in shares)	Face value (in won)	Dividend ratio	Dividends
2025	Cash dividends (Interim)	212,982,275	100	830%	~~W~~	176,776
	Cash dividends (Interim)	212,982,275	100	830%		176,775

					~~W~~	353,551

2024	Cash dividends (Interim)	212,880,865	100	830%	~~W~~	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					~~W~~	753,613

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2025 and 2024 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2025	Cash dividends	1,660	53,500	3.10%
2024	Cash dividends	3,540	55,200	6.41%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	657,905	—	832,119	—	1,490,024
Long-term investment securities		35,217	—	—	—	35,217
Financial instruments(*1)		13,000	—	138,796	—	151,796
Long-term investment securities(*2)		162,584	3,025,988	—	—	3,188,572
Accounts receivable – trade(*1)		—	—	1,926,903	—	1,926,903
Loans and other receivables(*1)		189,963	—	682,449	—	872,412
Derivative financial assets		108,884	—	—	201,262	310,146

	~~W~~	1,167,553	3,025,988	3,580,267	201,262	7,975,070

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2025 are not included.
(*2)	The Group designated ~~W~~3,025,988 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	310,721	—	1,713,000	—	2,023,721
Financial instruments(*1)		5,000	—	319,263	—	324,263
Long-term investment securities(*2)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade(*1)		—	—	2,000,382	—	2,000,382
Loans and other receivables(*1)		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	~~W~~	748,582	1,739,133	4,729,861	270,797	7,488,373

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2024 are not included.
(*2)	The Group designated ~~W~~1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	110,867	—	110,867
Derivative financial liabilities		5,782	—	621	6,403
Borrowings		—	633,125	—	633,125
Debentures		—	8,213,904	—	8,213,904
Lease liabilities(*1,2)		—	1,525,798	—	1,525,798
Accounts payable – other and others(*2)		—	3,506,048	—	3,506,048

	~~W~~	5,782	13,989,742	621	13,996,145

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2025 are not included.

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*1,2)		—	1,637,951	—	1,637,951
Accounts payable – other and others(*2)		—	5,018,850	—	5,018,850

	~~W~~	2,689	15,910,189	748	15,913,626

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2024 are not included.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instrumentss. The Group has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group is exposed to foreign currency risk arising from revenues and expenses denominated in foreign currencies in the course of its global operations. The primary foreign currencies in which such risk arises are the USD, EUR and others. The Group establishes its currency risk management policy by considering the nature of each business and the availability of hedging or risk-mitigating strategies for each Group entity. The Group regularly monitors, evaluates, and manages its foreign currency exposures through established risk management processes for receivables and payables denominated in foreign currencies. Currency risk arises from both forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	106,150	~~W~~	152,314	1,021,242	~~W~~	1,465,380
EUR	6,031		10,168	1		1
Others	—		1,071	—		14,504

		~~W~~	163,553		~~W~~	1,479,885

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See note 21)

As of December 31, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%	If decreased by 10%
USD	~~W~~	11,616	(11,616)	8,541	(8,541)
EUR		1,017	(1,017)	748	(748)
Others		(1,343)	1,343	(987)	987

	~~W~~	11,290	(11,290)	8,302	(8,302)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The Group is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Group’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Group’s revenue or operating cash flows.

The Group conducts various analyses to manage interest rate risk and optimize its financing structure. To nitigate the impact of interest rate fluctutations, the Group employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of December 31, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~430,470 million, respectively. The Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the year ended December 31, 2025. (See note 21)

As of December 31, 2025, the per values of floating-rate long-term payables – other amount to ~~W~~551,925 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the year ended December 31, 2025 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
~~W~~	(5,519)	5,519	~~W~~	(4,058)	4,058

(iii)	Price fluctuation risk

As of December 31, 2025, the Group holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the year ended December 31, 2025 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	71,077	(71,077)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Cash and cash equivalents(*)	~~W~~	1,489,850	2,023,543
Financial instruments(*)		151,796	324,263
Accounts receivable – trade(*)		1,926,903	2,000,382
Long-term investment securities		2,651	2,205
Contract assets		188,609	136,737
Loans and other receivables(*)		872,412	920,977
Derivative financial assets		310,146	341,108

	~~W~~	4,942,367	5,749,215

(*)	Amounts reclassified as assets held for sale as of December 31, 2025 and 2024 are not included.

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets

The Group recognizes a loss allowance for accounts receivable – trade and contract assets. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2025 are included in note 6.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments

Credit risk arises from debt investments included in financial instruments of ~~W~~151,796 million, loans and other receviables of ~~W~~872,412 million, and long-term investment securities of ~~W~~2,651 million. To limit the exposure to this risk, the Group transacts only with financial institutions whose credit ratings are assessed as low credit risk.

Most of the Group’s debt investments are assessed to have a low risk of default and the counterparties are considered to have a strong capacity to meet their contractual cash flow obligations in the near term. Accordingly, the Group measures the loss allowance for these debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group measures the loss allowance at an amount equal to lifetime expected credit losses when the credit risk of a debt investments is assessed to have increased significantly since initial recognition (presumed when it is more than 30 days past due).

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2025 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	205,614	812,203	10,342	39,013
Loss allowance		—	(2,262)	(3,330)	(34,721)

Carrying amount	~~W~~	205,614	809,941	7,012	4,292

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in loss allowance for debt investments for the year ended December 31, 2025 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2024	~~W~~	3,343	4,004	60,238	67,585
Remeasurement of loss allowance, net		2,249	227	806	3,282
Transfer to lifetime ECL – not credit impaired		(3,330)	3,330	—	—
Transfer to lifetime ECL – credit impaired		—	(4,231)	4,231	—
Amounts written off		—	—	(30,685)	(30,685)
Recovery of amounts written off		—	—	633	633
Reclassified as assets held for sale		—	—	(502)	(502)

December 31, 2025	~~W~~	2,262	3,330	34,721	40,313

(iii)	Cash and cash equivalents

As of December 31, 2025, the Group deposited ~~W~~1,489,850 million of cash and cash equivalents (~~W~~2,023,543 million as of December 31, 2024) with banks and financial institutions that maintain credit ratings above a specified threshold. The impairment on cash and cash equivalents was measured using a 12-month expected credit loss model, taking into account the short-term nature of the exposure. Based on an assessment of the counterparties’ external credit ratings, the credit risk associated with these balances is considered to be low.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and secures adequate liquidity through various committed credit lines at all times. The Group maintains sufficient liquidity based on its cash-generating capacity from operating activities and available credit facilities.

Contractual maturities of financial liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	110,867	110,867	110,867	—	—
Borrowings(*1)		633,125	653,644	347,513	306,131	—
Debentures(*1)		8,213,904	9,326,506	1,199,268	6,022,173	2,105,065
Lease liabilities		1,525,798	1,776,311	420,054	1,037,114	319,143
Accounts payable – other and others(*1,2)		3,506,048	3,524,280	3,323,502	200,778	—

	~~W~~	13,989,742	15,391,608	5,401,204	7,566,196	2,424,208

(*1)	The contractual cash flow includes interest payables.
(*2)

The Group’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Group pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~240,565 million as of December 31, 2025, which equals the amounts already received by the suppliesr from the finance provider.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	201,262	207,405	22,033	185,372
Liabilities		(621)	(627)	(627)	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2024.

The Group monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the consolidated financial statements.

Debt-to-equity ratio as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Total liabilities	~~W~~	17,152,491	18,687,621
Total equity		12,955,292	11,827,634

Debt-to-equity ratios		132.40%	158.00%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2025 are as follows:

(In millions of won)
	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,167,553	—	896,085	271,468	1,167,553
Derivative hedging instruments		201,262	—	201,262	—	201,262
FVOCI		3,025,988	966,666	—	2,059,322	3,025,988

	~~W~~	4,394,803	966,666	1,097,347	2,330,790	4,394,803

Financial liabilities that are measured at fair value:
FVTPL		5,782	—	26	5,756	5,782
Derivative hedging instruments		621	—	621	—	621

	~~W~~	6,403	—	647	5,756	6,403

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	633,125	—	634,241	—	634,241
Debentures		8,213,904	—	8,183,670	—	8,183,670
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	9,394,990	—	9,371,718	—	9,371,718

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)
	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	~~W~~	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL		2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	~~W~~	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	10,034,600	—	10,132,184	—	10,132,184

Interest rates used by the Group for the fair value measurement as of December 31, 2025 are as follows:

Interest rate
Derivative instruments	1.52% ~ 17.92%
Borrowings and debentures	3.06% ~ 3.45%
Long-term payables – other	2.95% ~ 3.16%

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 are as follows, Continued:

The Group uses various valuation methods and inputs for determination of fair value of financial instruments that are not traded in an active market. The valuation techniques and inputs used for recurring and non-recurring fair value measurements classified within Level 2 and Level 3 of the fair value hierarchy by the Group are as follows:

	Level	Valuation methods	Inputs
Financial assets at FVPL	2	Market approach, Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility
Financial assets at FVOCI	3	Market approach, Monte Caro simulation model	Comparable transaction price, Expected maturity, Volatility, Discount rate
Derivative hedging instruments	2	Discounted cash flow model	Discount rate
Financial liabilities at FVPL	2	Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility

3)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2025. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025		Gain (loss) For the year	OCI	Acquisition	Disposal	Transfer(*)	Balance as of December 31, 2025
Financial assets
FVTPL	~~W~~	209,101	44,599	(1,271)	27,312	(20,591)	12,319	271,469
FVOCI		478,588	—	1,348,399	1,424	(49,468)	280,379	2,059,322

	~~W~~	687,689	44,599	1,347,128	28,736	(70,059)	292,698	2,330,791

Financial liabilities
FVTPL	~~W~~	(2,689)	(204)	—	(13,279)	10,416	—	(5,756)

(*)	Transfer includes amounts transferred between levels in the fair value hierarchy due to changes in the availability of observable market inputs for the financial instruments.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	222,477	(209,487)	12,990
Financial liabilities:
Accounts payable – other and others	~~W~~	213,881	(209,487)	4,394

(In millions of won)
	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	~~W~~	180,323	(174,372)	5,951

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 40 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Group has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of December 31, 2025, the Group is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial roles and responsibilities in the planning, operations, and oversight of relevant controls of the business to be key management personnel. The compensation given to such key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Salaries	~~W~~	6,727	5,673
Defined benefits plan expenses		1,038	1,362
Share option		(181)	977

	~~W~~	7,584	8,012

Compensation for the key management includes salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	34,002	618,183	256,314

Associates	SK m&service Co., Ltd.		4,584	34,214	1,211
	Penguin Solutions, Inc.(*3)		15,191	—	99,822

	Others(*4,5)		22,144	25,439	129

			41,919	59,653	101,162

Others	SK Innovation Co., Ltd.		8,566	18,819	2,050
	SK Energy Co., Ltd.		1,793	74	—
	SK Geo Centric Co., Ltd.		810	320	—
	SK Networks Co., Ltd.(*6)		9,786	977,911	—
	SK Networks Service Co., Ltd.		4,964	60,740	3,928
	SK Ecoplant Co., Ltd.		2,959	286	34,765
	SK hynix Inc.		64,330	792	—
	SK Shieldus Co., Ltd.		54,407	178,304	29,009
	Content Wavve Corp.		8,422	59,667	—
	Eleven Street Co., Ltd.		72,221	29,817	—
	SK Planet Co., Ltd.		7,990	74,562	1,670
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		1,391	1,165	—
	Tmap Mobility Co., Ltd.		12,221	5,503	—
	Onestore Co., Ltd.		12,365	37	—
	Dreamus Company		3,915	50,339	—
	UNA Engineering Inc.		92	57,350	47,061
	Happy Narae Co., Ltd.		709	32,268	42,137
	SK REIT Co., Ltd.(*7)		215,701	1,174	—
	Others		39,459	50,603	20,130

			522,101	1,599,731	180,750

		~~W~~	598,022	2,277,567	538,226

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~15,191 million of dividends received.
(*4)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Group was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*5)	Operating revenue and others include ~~W~~18,339 million of dividends received which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~914,042 million.
(*7)	Operating revenue and others include ~~W~~215,699 million arising from the disposal of the office building located in Seongnam-si, Gyeonggi-do.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
		2024
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	19,501	660,578	125,691

Associates	F&U Credit information Co., Ltd.		3,227	48,035	266
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		649	5,462	—
	Daehan Kanggun BcN Co., Ltd.		9,551	—	—
	Others(*3)		10,154	13,051	296

			23,581	66,548	562

Others	SK Innovation Co., Ltd.		14,630	16,757	—
	SK Energy Co., Ltd.		3,822	264	—
	SK Geo Centric Co., Ltd.		847	187	—
	SK Networks Co., Ltd.(*4)		5,096	1,011,217	—
	SK Networks Service Co., Ltd.		5,300	67,713	4,352
	SK Ecoplant Co., Ltd.		2,993	—	—
	SK hynix Inc.		50,127	256	—
	SK Shieldus Co., Ltd.		61,040	147,587	18,863
	Content Wavve Corp.		13,432	83,164	—
	Eleven Street Co., Ltd.		69,448	31,277	—
	SK Planet Co., Ltd.		15,580	84,536	14,656
	SK RENT A CAR Co., Ltd.(*5)		8,336	14,462	169
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		1,522	796	—
	Tmap Mobility Co., Ltd.		24,291	6,452	—
	Onestore Co., Ltd.		14,588	1,604	—
	Dreamus Company		5,526	66,242	265
	UNA Engineering Inc.		88	55,902	50,497
	Happy Narae Co., Ltd.		1,317	15,760	108,074
	Others		47,355	75,040	25,236

			345,338	1,679,216	222,112

		~~W~~	388,420	2,406,342	348,365

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~232,466 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~7,718 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~964,692 million.
(*5)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	9,193	170,652
Associates	SK m&service Co., Ltd.		700	32,081
	Others		1,009	1,790

			1,709	33,871

Others	SK Innovation Co., Ltd.		4,996	21,976
	SK Networks Co., Ltd.		258	123,865
	Mintit Co., Ltd.		2,553	2
	SK hynix Inc.		13,232	291
	Happy Narae Co., Ltd.		37	2,851
	SK Shieldus Co., Ltd.		15,393	18,754
	Content Wavve Corp.		—	6
	Incross Co., Ltd.		1,820	25,570
	Eleven Street Co., Ltd.		17,455	2,189
	SK Planet Co., Ltd.		259	5,933
	UNA Engineering Inc.		—	9,271
	SK REIT Co., Ltd.		7,890	61,835
	Others		11,895	24,816

			75,788	297,359

		~~W~~	86,690	501,882

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc.		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		~~W~~	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the year ended December 31, 2025 are presented in note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

37.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,198 million as of December 31, 2025.

(2)	Legal claims and litigations

As of December 31, 2025, the Group is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Group has a present obligation, nor is any such matter expected to have a material effect on the Group’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~205,160 million and ~~W~~241,962 million as of December 31, 2025 and 2024, respectively, which the Parent Company purchased according to the relevant comprehensive agreements, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Parent Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Parent Company prior to the spin-off.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

37.	Commitments and Contingencies, Continued

(5)	As of December 31, 2025, the Group has committed to incur ~~W~~24,008 million of acquisition costs for property and equipment and intangible assets in future periods under existing arrangements.

(6)

According to the covenants associated with the Group’s bond issuances and borrowings, the Group is required to maintain certain financial ratios, including the debt ratio, within speficified thresholds. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Group’s assets and limite the disposal of certain assets.

(7)

The Parent Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Parent Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Interest income	~~W~~	(73,064)	(87,245)
Dividends		(57,060)	(35,818)
Gain on foreign currency translations		(3,671)	(9,344)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net		63,602	(321,787)
Gain on disposal of property and equipment and intangible assets		(127,058)	(37,316)
Gain relating to financial instruments at FVTPL		(58,256)	(190,368)
Other finance costs		23,367	—
Interest expense		383,194	403,129
Loss on foreign currency translations		3,029	3,575
Loss on repayment of debentures		468	—
Loss on sale of accounts receivable – other		17,513	35,317
Income tax expense		347,177	374,670
Expense related to defined benefit plan		120,568	130,581
Share option expenses (reversal)		(744)	6,696
Bonus paid by treasury shares		262	24,988
Depreciation and amortization		3,590,217	3,699,890
Bad debt for accounts receivables – trade		44,183	49,865
Impairment loss on property and equipment and intangible assets		3,140	94,736
Loss on disposal of property and equipment and intangible assets		15,296	17,427
Impairment loss on assets held for sale		12,320	—
Bad debt for accounts receivable – other		3,282	4,838
Loss relating to financial instruments at FVTPL		16,350	133,006
Loss on settlement of derivatives		7,298	—
Increase in other provisions		107,924	—
Other income (expenses)		(2,718)	16,373

	~~W~~	4,436,619	4,313,213

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Accounts receivable – trade	~~W~~	47,995	(69,043)
Accounts receivable – other		(44,132)	(51,028)
Advanced payments		15,478	4,503
Prepaid expenses		(361,744)	(11,233)
Inventories		33,402	(35,661)
Long-term accounts receivable – other		34,179	135,823
Contract assets		(52,820)	(6,966)
Guarantee deposits		2,013	15,552
Accounts payable – trade		(20,297)	(10,039)
Accounts payable – other		233,283	(161,778)
Withholdings		94,239	138,672
Contract liabilities		185,984	17,213
Deposits received		9,737	(1,835)
Accrued expenses		(135,674)	81,025
Provisions		(5,555)	(160)
Long-term provisions		(754)	(357)
Plan assets		82,445	6,110
Retirement benefits payment		(270,415)	(157,801)
Others		8,428	(1,810)

	~~W~~	(144,208)	(108,813)

(3)	Material non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(194,029)	(130,413)
Increase of right-of-use assets		278,554	523,494
Transfer from property and equipment to investment property		16,929	(5,482)
Increase in accounts payable – other relating to the acquisition of shares		—	1,195,642

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
					Non-cash transactions
	January 1, 2025		Cash flows		Exchange rate changes(*1)	Fair value changes	Other changes	December 31, 2025
Total liabilities from financing activities:
Short-term borrowings	~~W~~	100,000		30,000	—	—	—	130,000
Long-term borrowings		515,600		(12,500)	—	—	25	503,125
Debentures		8,511,280		(246,201)	(31,078)	—	(20,097)	8,213,904
Lease liabilities		1,637,951		(372,834)	—	—	260,681	1,525,798
Long-term payables – other		907,720		(369,150)	—	—	9,391	547,961
Derivative financial liabilities		748		—	—	(127)	—	621
Derivative financial assets		(270,797)		52,859	—	16,676	—	(201,262)

	~~W~~	11,402,502		(917,826)	(31,078)	16,549	250,000	10,720,147
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(628,359)
Payments of interest on hybrid bonds				(19,800)
Cash outflow from transactions with the non-controlling shareholders(*2)				(1,145,870)
Cash inflow from transactions with the non-controlling shareholders				92

				(1,793,937)

			~~W~~	(2,711,763)

(*1)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.
(*2)

Includes ~~W~~1,145,870 million of consideration paid to non-controlling shareholders for the acquisition of additional shares in SK Broadband Co., Ltd., a subsidiary of the Parent Company, for the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
					Non-cash transactions
	January 1, 2024		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024
Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		100,000	—	—	—	100,000
Long-term borrowings		718,078		(202,500)	—	—	22	515,600
Debentures		8,325,643		725	179,773	—	5,139	8,511,280
Lease liabilities		1,611,433		(381,347)	—	—	407,865	1,637,951
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial liabilities		9,212		—	—	(8,464)	—	748
Derivative financial assets		(116,210)		—	—	(154,587)	—	(270,797)

	~~W~~	11,808,609		(852,272)	179,773	(163,051)	429,443	11,402,502
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(804,317)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)
Cash outflow from transactions with the non-controlling shareholders				(133,393)
Cash inflow from transactions with the non-controlling shareholders				15,717

				(957,581)

			~~W~~	(1,809,853)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

39.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of December 31, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,766,850	1,597,964	8,089,916

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in the quantities of emissions rights held by the Group are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Beginning	306,575	414,356	517,280	1,238,211
Allocation at no cost	1,736,918	1,766,850	1,597,964	5,101,732
Sale	(56,266)	(41,446)	(250,738)	(348,450)
Surrender or shall be surrendered	(1,572,871)	(1,622,480)	(1,864,506)	(5,059,857)

Ending	414,356	517,280	—	931,636

(3)	As of December 31, 2025, the estimated annual greenhouse gas emissions quantities of the Group are 1,864,506 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

40.	Assets and Liabilities Held for Sale

Assets and liabilities held for sale as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025		December 31, 2024
Assets:
Disposal Groups(*1)	Cash and cash equivalents	~~W~~	27,569	22,986
	Accounts receivable – trade and other, net		23,591	71,401
	Prepaid expenses		1,877	1,127
	Inventories, net		6,278	3,740
	Property and equipment, net		10,866	17,412
	Investment property, net		—	1,719
	Intangible assets, net		17,795	5,655
	Right of use, net		2,646	—
	Goodwill		—	2,516
	Financial instrument		45,003	10
	Deferred tax assets		4,916	—
	Defined benefit assets		1,981	7,601
	Advanced payments and others		80	17,559
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	11,138
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Long-term investment securities	Digital Content Korea Fund		—	3,395
	Central Fusion Content Fund		—	883
	P&I Cultural Innovation Fund		—	818
Property and equipment	—		141	6,133

		~~W~~	143,489	174,839

Liabilities:
Disposal Groups(*1)	Accounts payable – other	~~W~~	38,637	82,206
	Withholdings		16,863	16,161
	Lease liabilities		2,910	2,745
	Contract liabilities		43	1,261
	Provisions		275	1,924
	Other current liabilities		3,885	1,904
	Current tax liabilities		4,495	—
	Deferred tax liabilities		—	151

		~~W~~	67,108	106,352

(*1)

For the year ended December 31, 2025, the Group decided to dispose of the shares of SK stoa Co., Ltd. and Media S Co., Ltd., the consolidated subsidiaries. Accordingly, the assets and liabilities of SK stoa Co., Ltd. And Media S Co., Ltd. were reclassified as assets and liabilities held for sale.

(*2)	The Group disposed of its shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~7,367 million relating to investments in associates for the year ended December 31, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

41.	Business Combinations Under Common Control

(1)	General Information

On July 1, 2025, SK Broadband Co., Ltd., a subsidiary of the Parent Company, acquired the Pangyo Data Center business from SK Inc., a related party.

As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in SK Inc.’s (the ultimate controlling entity) consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets acquired was recognized as capital surplus and others for the year ended December 31, 2025.

(2)	Considerations transferred and identifiable assets acquired and liabilities assumed are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	506,844

II. Identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other, net		19,085
Property and equipment, net		240,303
Intangible assets, net		2
Accounts payable – trade and other		(3,992)

		255,398

III. Capital surplus and others (I - II)	~~W~~	251,446

Audit opinion on internal control over financial reporting for consolidation purposes

The accompanying independent auditors’ report on internal control over financial reporting for consolidation purposes is attached as a result of the audits of the internal control over financial reporting for consolidation purposes of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) and the consolidated financial statements of the Group as of and for the year ended December 31, 2025 in accordance with the Paragraph 7 of Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes

2.	Management’s Annual Report on Internal Control over Financial Reporting for Consolidation Purposes

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

(Based on a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited SK Telecom Co., Ltd. and its subsidiaries (the “Group”) Internal Control over Financial Reporting (“ICFR”) for consolidation purposes as of December 31, 2025, based on the criteria established in the Conceptual Framework for Designing and Operating ICFR issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (“ICFR Design and Operation Framework”).

In our opinion, the Group maintained, in all material respects, effective ICFR for consolidation purposes as of December 31, 2025, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2025, the consolidated statements of income, comprehensive income, changes in equity, and cash flow for the year then ended, and notes, including material accounting policies, and our report dated March 10, 2026 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of ICFR for consolidation purposes in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating, and maintaining effective ICFR for consolidation purposes and for its assessment of the effectiveness of ICFR for consolidation purposes, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting for Consolidation Purposes.

Those charged with governance are responsible for overseeing the Group’s ICFR for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s ICFR for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR for consolidation purposes was maintained in all material respects.

An audit of ICFR for consolidation purposes includes performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment the risk that a material weakness exists. The audit involves obtaining an understanding of ICFR for consolidation purposes, and testing and evaluating the design and operating effectiveness of internal controls based on the assessed risks.

Definition and Inherent Limitations of Internal Control over Financial Reporting for Consolidation Purposes

The Group’s ICFR for consolidation purposes is implemented by those charged with governance, management, and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). The Group’s ICFR for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR for consolidation purposes may not prevent, or detect misstatements in the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

The engagement partner on the audit resulting in this independent auditor’s report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting for consolidation purposes. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Management’s Annual Report on Internal Control over Financial Reporting for Consolidation Purposes

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), assessed the status of the design and operation of the Group’s ICFR for consolidation purposes for the year ending December 31, 2025.

The Group’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR for consolidation purposes. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR for consolidation purposes has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Group’s ICFR for consolidation purposes. We also conducted an evaluation of ICFR for consolidation purposes based on the ‘Evaluation and Reporting Standard for Internal Control over Financial Reporting’ set forth in Appendix 6 of the Detailed Enforcement Rule of the Regulation on External Audit and Accounting.

Based on our assessment of ICFR for consolidation purposes operation, we concluded that the Group’s ICFR for consolidation purposes has been appropriately designed and is operating effectively in all material respects as of December 31, 2025, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

(Appendix)

-	Internal control activities performed by the Group to address fraud risks related to misappropriation of assets and other treasury-related fraud

February 24, 2026

/s/ Park, Jong Seok
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

(Appendix) Internal control activities performed by the company to address fraud risks related to misappropriation of assets and other treasury-related fraud

	Control activities	Entity subject to control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Entity level control

<Operation of the whistleblowing system and appropriate actions>

The company independently operates both internal and external reporting channels for ethical violations. Upon receipt of a report, immediate actions are taken, and the matter is analyzed to identify measures to prevent recurrence. The results are reported to management and the Audit Committee of the Board of Directors and are also incorporated into the company’s ethics program.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Assessment of fraud risks related to ICFR>

The company considers fraud risk when determining the annual scope of internal control over financial reporting and prepares fraud risk assessments that take into account risk factors related to fraudulent financial reporting and the misappropriation of assets. The company reports the ICFR annual operational review plan, including procedures and results reflecting fraud risk considerations in determining the scope of ICFR, to the Internal Control over Financial Reporting Officer and the Audit Committee, among others.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Monitoring of compliance with segregation of duties and access control policies>

The company has established and operates segregation of duties policies, and the person responsible for authority management performs semiannual reviews to identify any violations of these policies and assesses the results.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Classification of ICFR deficiencies and establishment of remediation plans>

The company consults with relevant departments regarding any deficiencies identified following the annual evaluation of ICFR to classify control deficiencies and develop remediation plans. The company also prepares documentation of identified internal control deficiencies and the corresponding remediation measures.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

(Appendix) Internal control activities performed by the company to address fraud risks related to misappropriation of assets and other treasury-related fraud, Continued:

	Control activities	Entity subject to control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Treasury control	<Segregation of duties in the treasury process> The responsibilities for initiating or modifying fund transfers are segregated from those for approving fund transfers.	The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Reconciliation of cash and cash equivalents balances>

The head of the treasury department periodically reviews reconciliations between the subsidiary ledger for cash and cash equivalents and bank transaction reports, and where differences are identified, reviews and approves the appropriateness of the supporting evidence for such differences.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Restriction of treasury disbursement authority>

Authority to create or modify bank account information and to create, modify and execute fund transfers is restricted to qualified personnel within the treasury department.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Identification of dormant bank accounts and closure of unused accounts>

The treasury department periodically reviews all bank accounts held in the company’s name to identify dormant or omitted accounts and closes unused accounts where necessary.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review of treasury disbursement>

The treasury department reviews and approves fund transfer transactions recorded in the corporate banking and/or internet banking systems by verifying their consistency with key details in the supporting documents.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Reconciliation between authorization records of corporate cards issued in the company’s name and billing statements>

The person responsible for corporate cards issued in the company’s name compares the card issuer’s authorization records with billing statements on a monthly basis to identify any differences and adjusts such differences where necessary.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

(Appendix) Internal control activities performed by the company to address fraud risks related to misappropriation of assets and other treasury-related fraud, Continued:

	Control activities	Entity subject to control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Treasury control	<Approval of bank account opening and closure> The head of the treasury department reviews and approves the justification for requests to open or close bank accounts.	The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review and approval of reconciliations relating to the list of bank accounts>

The head of the treasury department periodically reviews and approves the reconciliation between bank balance confirmations and the related list of bank accounts recorded in the books.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Controls over access to and use of treasury-related physical assets>

Access to treasury-related physical assets is restricted, and where the company’s seals are used, a seal usage request form is prepared and approved by an authorized approver within the department responsible for seal management.

		The Parent Company and 8 subsidiaries	No material weaknesses were identified. (The Parent Company and 8 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review of treasury financing activities>

The treasury department reviews and approves the appropriateness of key terms and conditions set forth in borrowing and bond issuance approval documents and submits such matters to the Board of Directors where board approval is required.

		The Parent Company and 1 subsidiary	No material weaknesses were identified. (The Parent Company and 1 subsidiary’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)
Other transaction level control

<Approval of the creation and modification of key vendor master information>

Authorized approvers within the vendor master management function, including the head of the treasury department, review and approve the creation or modification of key vendor master information (such as business registration numbers and vendor’s bank account) after confirming its consistency with supporting documents.

		The Parent Company and 4 subsidiaries	No material weaknesses were identified. (The Parent Company and 4 subsidiaries’ ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

SK TELECOM CO., LTD.

Separate Financial Statements

For the year ended December 31, 2025

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statement of financial position as of December 31, 2025, and the separate statements of income, comprehensive income, changes in equity and cash flow for the year then ended, and notes including material accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2025, and its separate financial performance and cash flow for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2026 expressed an unmodified opinion on the effectiveness of the Company’s ICFR.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2025. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Existence and Accuracy of Wireless Service Revenue

As described in Notes 3 (21) and 27 to the separate financial statements, the Company provides a wide range of telecommunications services with a broad and complex set of rate plans and frequent subscriber activities, such as activations, cancellations and plan changes. Revenue is initiated, processed, measured and recognized through complex information technology (IT) systems involving subscriber activation and cancellation, rate plan changes, usage rating, billing and related interfaces. Because of the significant reliance on complex, interdependent IT systems and the high transaction volume, errors arising from system changes or system operation could have a significant impact on the separate financial statements. Accordingly, we identified the existence and accuracy of wireless service revenue as a key audit matter. The related revenue recognized for 2025 amounted to ~~W~~ 9,946,153 million.

The primary procedures we performed to address this key audit matter included:

•	Inspecting key terms of subscriber contracts to assess whether the Company’s revenue recognition policies comply with the requirements of K-IFRS No. 1115 Revenue from Contracts with Customers.

•

Assessing the IT environment, systems and related processes supporting revenue recognition, including usage aggregation; rating; and billing, and testing the designs and operating effectiveness of relevant internal controls associated with the Company’s revenue recognition.

•	Selecting samples of customer billing data for customers with cancellation activity during 2025 and comparing billed amounts to contract terms, rating data, and cash collections.

Other Matters

The separate financial statements of the Company as of and for the year ended December 31, 2024 were audited by another auditor who expressed an unmodified opinion on those statements on March 10, 2025.

The procedures and practices utilized in the Republic of Korea to audit and such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

2

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

3

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The accompanying separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

4

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)
	Note	December 31, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	771,861	1,165,158
Short-term financial instruments	4,34,35		89,155	79,000
Accounts receivable – trade, net	5,34,35,36		1,469,426	1,508,893
Short-term loans, net	5,34,35,36		60,122	55,577
Accounts receivable – other, net	5,34,35,36,37		393,136	390,243
Contract assets	7,35		5,958	5,275
Prepaid expenses	6		1,997,049	1,802,742
Guarantee deposits	5,34,35,36		58,513	67,521
Prepaid income taxes	31		8,827	—
Derivative financial assets	19,34,35,38		—	80,650
Inventories, net			16,940	38,982
Non-current assets held for sale	40		40,081	11,568
Advanced payments and others	5,34,35		21,489	36,796

			4,932,557	5,242,405

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		2,396,996	1,418,465
Investments in subsidiaries, associates and joint ventures	9		5,892,726	4,899,558
Property and equipment, net	10,12,36		7,680,504	8,515,225
Investment property, net	11		47,287	35,462
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		1,230,202	1,683,018
Long-term loans, net	5,34,35,36		363	490
Long-term accounts receivable – other, net	5,34,35,37		235,980	239,008
Long-term contract assets	7,35		11,363	13,301
Long-term prepaid expenses	6		1,065,238	894,226
Guarantee deposits, net	5,34,35,36		92,213	85,939
Long-term derivative financial assets	19,34,35,38		156,256	148,172
Defined benefit assets	18		100,212	103,518
Other non-current assets			249	249

			20,216,179	19,343,221

Total Assets		~~W~~	25,148,736	24,585,626

(Continued)

5

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In millions of won)
	Note	December 31, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,34,35,38	~~W~~	130,000	—
Accounts payable – other	34,35,36		1,527,175	1,543,989
Contract liabilities	7		108,613	76,682
Withholdings	34,35		773,970	717,547
Accrued expenses	34,35		792,458	996,204
Income tax payable	31		—	172,008
Provisions	17,39		137,750	40,710
Current portion of long-term debt, net	15,34,35,38		864,696	1,930,070
Lease liabilities	34,35,36,38		354,906	308,141
Current portion of long-term payables – other	16,34,35,38		368,572	367,765
Derivative financial liabilities	19,34,35,38		581	78,467
Other current liabilities	34,35		11,521	9,303

			5,070,242	6,240,886

Non-Current Liabilities:
Debentures, excluding current portion, net	15,34,35,38		5,416,644	4,955,124
Long-term borrowings, excluding current portion, net	15,34,35,38		300,000	200,000
Long-term payables – other	16,34,35,38		179,389	539,955
Long-term contract liabilities	7		1,699	1,528
Long-term derivative financial liabilities	19,34,35,38		621	3,437
Long-term lease liabilities	34,35,36,38		782,702	850,311
Long-term provisions	17		69,517	60,395
Deferred tax liabilities	31		1,277,326	717,278
Other non-current liabilities	34,35		59,546	55,858

			8,087,444	7,383,886

Total Liabilities			13,157,686	13,624,772

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,547,673)	(4,551,820)
Retained earnings	24,25		15,199,915	15,273,451
Reserves	26		1,308,315	208,730

Total Shareholders’ Equity			11,991,050	10,960,854

Total Liabilities and Shareholders’ Equity		~~W~~	25,148,736	24,585,626

The accompanying notes are an integral part of the separate financial statements.

6

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2025 and 2024

(In millions of won, except for earnings per share)
	Note	2025		2024
Operating revenue:	27,36
Revenue		~~W~~	12,051,068	12,774,060
Operating expenses:	36
Labor			1,102,748	1,139,968
Commission	6		4,807,803	4,773,925
Depreciation and amortization			2,510,464	2,645,850
Network interconnection			405,834	463,783
Leased lines			193,454	193,896
Advertising			124,709	136,723
Rent			127,268	122,499
Cost of goods sold			607,219	600,190
Others	28		1,359,727	1,174,051

			11,239,226	11,250,885

Operating profit			811,842	1,523,175
Finance income	30		307,372	513,884
Finance costs	30		(372,807)	(485,535)
Other non-operating income	29		152,505	51,855
Other non-operating expenses	29		(170,266)	(141,478)
Gain relating to investments in subsidiaries, associates and joint ventures, net	9		7,852	15,183

Profit before income tax			736,498	1,477,084
Income tax expense	31		325,703	196,600

Profit for the year		~~W~~	410,795	1,280,484

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	1,836	5,923
Diluted earnings per share (in won)			1,836	5,907

The accompanying notes are an integral part of the separate financial statements.

7

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won)
	Note	2025		2024
Profit for the year		~~W~~	410,795	1,280,484
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit plans	18		(22,748)	(5,771)
Valuation gain on financial assets at fair value through other comprehensive income	26,30		1,222,439	13,659
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		12,445	(4,721)

Other comprehensive income for the year, net of taxes			1,212,136	3,167

Total comprehensive income		~~W~~	1,622,931	1,283,651

The accompanying notes are an integral part of the separate financial statements.

8

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,280,484	—	1,280,484
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(66,289)	69,456	3,167

			—	—	—	—	—	—	—	1,214,195	69,456	1,283,651

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends	33		—	—	—	—	—	—	—	(530,082)	—	(530,082)
Share option	23		—	—	—	—	4,680	493	5,173	—	—	5,173
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares	21		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	21		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	4,680	628	214,327	(973,217)	—	(758,890)

Balance as of December 31, 2024		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854

Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	410,795	—	410,795
Other comprehensive income	18,19,26,30		—	—	—	—	—	—	—	112,551	1,099,585	1,212,136

			—	—	—	—	—	—	—	523,346	1,099,585	1,622,931

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(223,531)	—	(223,531)
Interim dividends	33		—	—	—	—	—	—	—	(353,551)	—	(353,551)
Share option	23		—	—	—	—	13	(1,169)	(1,156)	—	—	(1,156)
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(19,800)	—	(19,800)
Disposal of treasury shares	21		—	—	4,429	—	—	874	5,303	—	—	5,303

			—	—	4,429	—	13	(295)	4,147	(596,882)	—	(592,735)

Balance as of December 31, 2025		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,160)	(4,547,673)	15,199,915	1,308,315	11,991,050

The accompanying notes are an integral part of the separate financial statements.

9

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)
	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	410,795	1,280,484
Adjustments for income and expenses	38		3,107,322	3,093,252
Changes in assets and liabilities related to operating activities	38		(368,497)	99,735

			3,149,620	4,473,471
Interest received			27,661	36,833
Dividends received			240,015	216,886
Interest paid			(281,519)	(293,944)
Income tax paid			(382,769)	(244,313)

Net cash provided by operating activities			2,753,008	4,188,933

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	109,738
Collection of short-term loans			90,387	121,314
Proceeds from disposals of long-term investment securities			650,145	36,171
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			37,268	80,691
Proceeds from disposals of non-current assets held for sale			34,389	—
Proceeds from disposals of property and equipment			236,842	43,052
Proceeds from disposals of intangible assets			7,242	24,793

			1,056,273	415,759
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(10,155)	—
Increase in short-term loans			(94,850)	(108,326)
Acquisitions of long-term investment securities			(500)	(1,145)
Cash outflows from settlement of derivatives			(78,467)	(112,903)
Acquisitions of investments in subsidiaries, associates and joint ventures			(1,081,986)	(285,604)
Acquisitions of property and equipment			(1,260,722)	(1,676,884)
Acquisitions of intangible assets			(83,176)	(32,925)

			(2,609,856)	(2,217,787)

Net cash used in investing activities		~~W~~	(1,553,583)	(1,802,028)

(Continued)

10

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2025 and 2024

(In millions of won)
Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	~~W~~	130,000	—
Proceeds from long-term borrowings		300,000	200,000
Proceeds from issuance of debentures		1,116,267	697,143
Cash inflows from settlement of derivatives		52,859	—

		1,599,126	897,143
Cash outflows for financing activities:
Repayments of long-term borrowings		(250,000)	(390,000)
Repayments of long-term payables – other		(369,150)	(369,150)
Repayments of debentures		(1,654,420)	(860,000)
Payments of dividends		(577,054)	(753,390)
Payments of interest on hybrid bonds		(19,800)	(19,800)
Repayments of lease liabilities		(321,515)	(341,989)
Acquisition of treasury shares		—	(15,788)

		(3,191,939)	(2,750,117)

Net cash used in financing activities		(1,592,813)	(1,852,974)

Net increase (decrease) in cash and cash equivalents		(393,388)	533,931
Cash and cash equivalents at beginning of the year		1,165,158	631,066
Effects of exchange rate changes on cash and cash equivalents		91	161

Cash and cash equivalents at end of the year	~~W~~	771,861	1,165,158

The accompanying notes are an integral part of the separate financial statements.

11

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. as of December 31, 2025, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	14,332,207	6.67
Institutional investors and other shareholders	129,135,184	60.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

2. Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 5, 2026, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2026.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

12

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (21), and 6), property and equipment and intangible assets (notes 3 (7), (8), 10 and 14), impairment of goodwill and other non-financial assets (notes 3 (10) and 13), recognition of provision (notes 3 (15) and 17), measurement of defined benefit liabilities (notes 3 (14) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31). 3)

Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

13

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 19 and note 35.

14

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies

The material accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2025, the material accounting policies have been consistently applied by the Company for all periods presented. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Company’s separate financial statements.

-	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101 First-time Adoption of International Financial Reporting Standards)

-	Disclosure of Differences in Estimation Techniques (Amendments to KIFRS 1117 Insurance Contracts)

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

However, when significant influence exists but there is no substantive access to the returns associated with ownership interests in an associate or joint venture, the related financial instruments are accounted for in accordance with KIFRS 1109, Financial Instruments.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

15

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. Also, during the reporting period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value. For an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue added to or deducted from fair value. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

16

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

-	FVTPL
-	FVOCI – equity investment
-	FVOCI – debt investment
-	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

-	the contractual rights to the cash flows from the financial asset expire; or

-	it transfers the rights to receive the contractual cash flows in a transaction in which either: substantially all of the risks and rewards of ownership of the financial asset are transferred; or

-	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

-

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

-	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~ 10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(9)	Investment properties

Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is determined by estimating the future cash flows expected to be generated by the asset or CGU and discounting those cash flows using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, to the extent those risks have not been incorporated into the cash flow estimates.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses recognized on goodwill which are never reversed, the Company assesses at each reporting date whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. A reversal of an impairment loss is recognized only when there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	The Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

–	fixed payments, including in-substance fixed payments;

–	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

–	amounts expected to be payable under a residual value guarantee; and

–

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	The Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. The Company remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2)	Company as a lessor, Continued

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.

Financial liabilities designated at fair value through profit or loss are measured at fair value subsequent to initial recognition. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the contribution payable to a defined contribution plan in exchange for that service is recognized through profit or loss except when the contribution is included in the cost of an asset. The Company recognizes the contribution payable as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(16)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from the translation of monetary items are recognized in profit or loss, except for those relating to investments in equity instruments designated at fair value through other comprehensive income, and those arising from financial liabilities designated as cash flow hedging item. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(18)  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)  Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)  Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price to each performance obligation based on the relative stand-alone selling prices. Stand-alone selling prices are estimated using the “adjusted market assessment approach”, which considers market conditions and prices for similar goods or services.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. As these commissions would not have been incurred if the related contracts had not been obtained, the Company capitalizes the incremental costs of obtaining customer contracts and amortizes them over the expected contract periods.

4)	Customer loyalty programs

The Company grants customer loyalty points to customers based on their service usage. The loyalty points provide customers with a material right and are therefore treated as a separate performance obligation. The amount of the transaction price allocated to the loyalty program is measured based on the relative stand-alone selling price of the customer loyalty points. The allocated amount is recognized as a contract liability and is subsequently recognized as revenue when loyalty points are redeemed or when the likelihood of redemption becomes remote.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

-	The most likely amount – the single most likely amount in a range of possible outcomes.
-	The expected value – the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company calculates basic and diluted earnings per share with respect to profit or loss from continuing operations and of the year, and presents them in the separate statement of income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2025 are disclosed below. The Company is currently assessing the impact of these issuance and amendments on its separate financial statements.

-	Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

-	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

-	KIFRS 1118 ‘Presentation and Disclosures in Financial Statements’ and amendments to KIFRS 1118

-	Annual Improvements to KIFRS - Volume 11

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

4.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2025 and 2024 are summarized as follows:

(In millions of won)
		December 31, 2025		December 31, 2024
Short-term financial instruments	Charitable trust fund(*1)	~~W~~	79,000	79,000
	Collateral deposits for time deposit(*2)		10,155	—
Long-term financial instruments	Collateral deposits for time deposit(*3)		130	130
	Guarantee deposit		12	12
	Collateral deposit(*4)		212	212

		~~W~~	89,509	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2025, the funds cannot be withdrawn before maturity (~~W~~63,000 million on July 5, 2026 and ~~W~~16,000 million on July 10, 2026).

(*2)

Pursuant to the share purchase agreement for the sale of shares in SK stoa Co., Ltd., entered into during the year ended December 31, 2025, the Company deposited the amount received under the agreement, which is restricted in use until the transaction is approved by the Korea Media and Communications Commission.

(*3)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*4)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2025 and 2024 are as follows:

(In millions of won)

	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,586,131	(116,705)	1,469,426
Short-term loans		60,729	(607)	60,122
Accounts receivable – other(*)		410,657	(17,521)	393,136
Guarantee deposits		58,513	—	58,513
Accrued income		1,089	—	1,089

		2,117,119	(134,833)	1,982,286
Non-current assets:
Long-term loans		19,254	(18,891)	363
Long-term accounts receivable – other		235,980	—	235,980
Guarantee deposits		92,213	—	92,213

		347,447	(18,891)	328,556

	~~W~~	2,464,566	(153,724)	2,310,842

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,611,947	(103,054)	1,508,893
Short-term loans		56,138	(561)	55,577
Accounts receivable – other(*)		412,310	(22,067)	390,243
Guarantee deposits		67,521	—	67,521
Accrued income		2,243	—	2,243

		2,150,159	(125,682)	2,024,477
Non-current assets:
Long-term loans		41,530	(41,040)	490
Long-term accounts receivable – other(*)		239,008	—	239,008
Guarantee deposits		85,939	—	85,939

		366,477	(41,040)	325,437

	~~W~~	2,516,636	(166,722)	2,349,914

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2025	~~W~~	103,054	38,035	(30,929)	6,545	116,705
2024	~~W~~	94,245	33,085	(31,218)	6,942	103,054

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade and information on days overdue as of December 31, 2025 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		0.57%	59.06%	80.40%	99.99%
	Gross amount	~~W~~	1,095,578	21,856	57,214	21,687
	Loss allowance		6,226	12,908	45,998	21,685

Other revenue	Expected credit loss rate		2.12%	57.06%	61.41%	92.08%
	Gross amount	~~W~~	361,321	4,881	7,463	16,131
	Loss allowance		7,667	2,785	4,583	14,853

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers whose credit risk is assessed as low. In addition, the Company is not exposed to significant credit concentration risk as the Company monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,950,442	1,773,253
Others		46,607	29,489

	~~W~~	1,997,049	1,802,742

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,022,559	856,138
Others		42,679	38,088

	~~W~~	1,065,238	894,226

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Amortization recognized	~~W~~	2,394,616	2,346,474

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Contract assets	~~W~~	17,321	18,576
Contract liabilities:
Wireless service contracts		19,503	20,275
Customer loyalty programs		5,920	5,694
Others		84,889	52,241

	~~W~~	110,312	78,210

(2)

Amounts of revenue recognized for the years ended December 31, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~69,661 million and ~~W~~51,986 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	19,503	—	—	19,503
Customer loyalty programs		4,221	1,138	561	5,920
Others		84,889	—	—	84,889

	~~W~~	108,613	1,138	561	110,312

8.	Long-term Investment Securities

Details of long-term investment securities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Category		December 31, 2025		December 31, 2024
Equity instruments	FVOCI	(*)	~~W~~	2,337,149	1,342,902
Debt instruments	FVTPL			59,847	75,563

			~~W~~	2,396,996	1,418,465

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries	~~W~~	4,538,057	3,519,072
Investments in associates and joint ventures		1,354,669	1,380,486

	~~W~~	5,892,726	4,899,558

(2)	Details of investments in subsidiaries as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)

	December 31, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,040	244,040
SK Broadband Co., Ltd.(*1)	398,595,779	99.1		3,285,853	2,218,450
PS&Marketing Corporation	66,000,000	100.0		314,038	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,963	21,963
SK Telecom China Holdings Co., Ltd.(*2)	—	100.0		40,365	48,096
SK Telecom Americas, Inc.	122	100.0		129,803	128,916
Atlas Investment	—	100.0		240,640	238,675
SK stoa Co., Ltd.(*3)	—	—		—	40,081
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC	—	100.0		182,733	182,805
SK O&S Co., Ltd. and others	—	—		30,166	33,552

			~~W~~	4,538,057	3,519,072

(*1)	The Company acquired an additional 99,543,344 shares (24.7%) of SK Broadband Co., Ltd. for ~~W~~1,067,403 million in cash for year ended December 31, 2025.

(*2)

The Company recognized a ~~W~~4,387 million gain relating to investments in subsidiaries from the paid-in capital reduction of SK Telecom China Holdings Co., Ltd. for the year ended December 31, 2025, with no change in ownership interest.

(*3)	The Company reclassified the entire shares of SK stoa Co., Ltd. as non-current assets held for sale as of December 31, 2025. (See note 40)

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)

	December 31, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	7,644	49.0		23,699	24,308
SM Culture & Contents Co., Ltd.(*2)	22,033,898	22.8		29,305	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*3)	1,734,109	15.0		36,487	36,487
CMES Inc.(*3)	763,968	6.5		5,488	5,488
Konan Technology Inc.(*3)	2,359,160	18.9		22,413	22,413
Start-up Win-Win Fund and others(*3,4)	—	—		62,888	73,823

				1,346,669	1,370,486

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5)	10,000	48.2		8,000	10,000

			~~W~~	1,354,669	1,380,486

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Company recognized an impairment loss of ~~W~~12,274 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2025.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*4)

The Company recognized a ~~W~~2,298 million gain relating to investments in associates from the paid-in capital reduction of SK MENA Investment B.V. for the year ended December 31, 2025, with no change in ownership interest.

(*5)	This investment was classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders.

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	Market value of investments in listed associates as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,330	22,033,898	29,305	1,400	22,033,898	30,847
Konan Technology Inc.		19,710	2,359,160	46,499	19,470	2,359,160	45,933
CMES Inc.		33,100	763,968	25,287	24,000	763,968	18,335

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	728,713	—	—	728,713
Buildings		1,337,748	(813,456)	(450)	523,842
Structures		962,892	(777,371)	(1,601)	183,920
Machinery		27,968,302	(23,331,728)	(11,350)	4,625,224
Right-of-use assets		1,857,102	(887,819)	—	969,283
Other		1,248,646	(999,158)	(561)	248,927
Construction in progress		400,859	—	(264)	400,595

	~~W~~	34,504,262	(26,809,532)	(14,226)	7,680,504

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	739,856	—	—	739,856
Buildings		1,365,405	(787,580)	(450)	577,375
Structures		954,220	(742,590)	(1,601)	210,029
Machinery		27,973,787	(22,832,630)	(10,969)	5,130,188
Right-of-use assets		1,940,054	(857,070)	—	1,082,984
Other		1,385,752	(1,053,658)	—	332,094
Construction in progress		443,624	—	(925)	442,699

	~~W~~	34,802,698	(26,273,528)	(13,945)	8,515,225

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	739,856	—	(32,812)	21,669	—	—	728,713
Buildings		577,375	988	(45,129)	33,619	(43,011)	—	523,842
Structures		210,029	1,171	(5)	7,563	(34,838)	—	183,920
Machinery		5,130,188	136,599	(4,772)	846,851	(1,483,261)	(381)	4,625,224
Right-of-use assets		1,082,984	319,882	(53,217)	(25,940)	(354,426)	—	969,283
Other		332,094	164,503	(4,254)	(190,415)	(52,440)	(561)	248,927
Construction in progress		442,699	831,354	(4,307)	(868,887)	—	(264)	400,595

	~~W~~	8,515,225	1,454,497	(144,496)	(175,540)	(1,967,976)	(1,206)	7,680,504

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	723,069	99	(2,213)	18,901	—	—	739,856
Buildings		568,270	745	(1,138)	52,608	(43,110)	—	577,375
Structures		233,450	991	(76)	13,409	(37,745)	—	210,029
Machinery		5,230,866	110,486	(18,147)	1,395,280	(1,577,328)	(10,969)	5,130,188
Right-of-use assets		1,226,875	325,743	(40,192)	(66,906)	(362,536)	—	1,082,984
Other		436,854	374,002	(11,788)	(404,284)	(62,690)	—	332,094
Construction in progress		657,075	1,020,328	(5,030)	(1,228,749)	—	(925)	442,699

	~~W~~	9,076,459	1,832,394	(78,584)	(219,741)	(2,083,409)	(11,894)	8,515,225

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

11.	Investment Property

(1)	Investment property as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025				December 31, 2024
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	22,684	—	22,684	15,069	—	15,069
Buildings		66,970	(42,367)	24,603	57,057	(38,723)	18,334
Right-of-use assets		—	—	—	2,726	(667)	2,059

	~~W~~	89,654	(42,367)	47,287	74,852	(39,390)	35,462

(2)	Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	15,069	7,615	—	22,684
Buildings		18,334	8,516	(2,247)	24,603
Right-of-use assets		2,059	(1,647)	(412)	—

	~~W~~	35,462	14,484	(2,659)	47,287

(In millions of won)
	2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(1,219)	—	15,069
Buildings		18,284	1,953	(1,903)	18,334
Right-of-use assets		11,508	(9,169)	(280)	2,059

	~~W~~	46,080	(8,435)	(2,183)	35,462

(3)	The Company recognized lease income of ~~W~~13,684 million and ~~W~~15,127 million from investment property for the years ended December 31, 2025 and 2024, respectively.

(4)	The fair value of investment property is ~~W~~175,962 million and ~~W~~157,975 million as of December 31, 2025 and 2024, respectively.

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12.	Leases

(1)	Company as a lessee

1)	Details of the right-of-use assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	709,924	853,393
Others		259,359	229,591

	~~W~~	969,283	1,082,984

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	2025		2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	277,183	285,555
Others(*)		77,243	76,981

	~~W~~	354,426	362,536

Interest expense on lease liabilities	~~W~~	29,277	34,754

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

3)	The total cash outflows for lease payments for the years ended December 31, 2025 and 2024 amounted to ~~W~~351,495 million and ~~W~~377,162 million, respectively.

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12.	Leases, Continued

(2)	Company as a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~2,535 million and ~~W~~1,929 million for lease receivables for the years ended December 31, 2025 and 2024, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	~~W~~	21,961
1 ~ 2 years		22,619
2 ~ 3 years		23,298
3 ~ 4 years		23,997
4 ~ 5 years		17,429

Undiscounted lease payments	~~W~~	109,304

Unrealized finance income		6,369
Net investment in the lease		102,935

2)	Operating lease

The Company recognized lease income of ~~W~~100,110 million and ~~W~~105,895 million for the years ended December 31, 2025 and 2024, respectively, of which variable lease payments received are ~~W~~3,143 million and ~~W~~5,040 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	~~W~~	43,075
1 ~ 2 years		7,203
2 ~ 3 years		2,530
3 ~ 4 years		109
4 ~ 5 years		109
More than 5 years		255

	~~W~~	53,281

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

13.	Goodwill

Goodwill as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flows based on financial forecasts for the next five years and growth rate for subsequent years (“perpetual growth rate”). The key assumptions used in the estimation of value in use include operating revenue, perpetual growth rate and discount rate. Certain assumptions related to Fixed-line telecommunication services involve management’s most subjective and complex judgments and are subject to significant estimation uncertainty.

Management estimated the operating revenue using external sources and the Group’s historical experience, and determined the estimated cash flows considering market growth forecasts.

A perpetual growth rate was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wire-less telecommunication industry growth rate relevant to each CGU.

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of industry comparables. Cost of debt was calculated using the yield rate of non-guaranteed corporate bonds considering the CGU’s credit rating and debt ratio was determined using the average of the debt ratios of industry comparables. The recoverable amount of the CGU was calculated by applying a post-tax discount rate to the estimated future post-tax cash flows, and the resulting value in use is not significantly different from the value in use calculated using pre-tax cash flows and a pre-tax discount rate.

The discount rates and perpetual growth rates applied in the value in use calculations for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Pre-tax discount rate	6.5%	7.0%
Post-tax discount rate	4.8%	5.2%
Perpetual growth rate	0.0%	0.0%

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,900,421)	—	664,486
Land usage rights		28,831	(28,638)	—	193
Industrial rights		57,194	(37,626)	—	19,568
Facility usage rights		64,313	(52,745)	—	11,568
Club memberships(*2)		58,059	—	(12,471)	45,588
Other(*3)		3,438,932	(2,950,024)	(109)	488,799

	~~W~~	7,212,236	(5,969,454)	(12,580)	1,230,202

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		32,979	(32,710)	—	269
Industrial rights		53,218	(33,049)	—	20,169
Facility usage rights		63,223	(50,368)	—	12,855
Club memberships(*2)		58,198	—	(12,996)	45,202
Other(*3)		3,937,738	(3,431,033)	(37,728)	468,977

	~~W~~	7,710,263	(5,976,521)	(50,724)	1,683,018

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

14.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(471,060)	—	664,486
Land usage rights		269	63	—	—	(139)	—	193
Industrial rights		20,169	3,976	—	—	(4,577)	—	19,568
Facility usage rights		12,855	848	(2)	381	(2,514)	—	11,568
Club memberships		45,202	4,345	(3,069)	—	—	(890)	45,588
Other		468,977	73,944	(2,222)	132,832	(184,623)	(109)	488,799

	~~W~~	1,683,018	83,176	(5,293)	133,213	(662,913)	(999)	1,230,202

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(471,060)	—	1,135,546
Land usage rights		542	60	(5)	—	(328)	—	269
Industrial rights		18,790	6,571	(240)	—	(4,952)	—	20,169
Facility usage rights		13,435	1,477	(4)	619	(2,672)	—	12,855
Club memberships		59,001	619	(14,418)	—	—	—	45,202
Other		552,455	24,198	(1,482)	147,108	(215,574)	(37,728)	468,977

	~~W~~	2,250,829	32,925	(16,149)	147,727	(694,586)	(37,728)	1,683,018

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Research and development costs expensed as incurred	~~W~~	317,800	343,074

(4)	Details of frequency usage rights as of December 31, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	21,958	Straight-line basis	Jul. 2021	Jun. 2026
1.8 GHz license		96,968		Dec. 2021	Dec. 2026
2.6 GHz license		121,410		Sep. 2016	Dec. 2026
2.1 GHz license		72,876		Dec. 2021	Dec. 2026
3.5 GHz license		351,274		Apr. 2019	Nov. 2028

	~~W~~	664,486

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2025 is as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025
Bank of China Ltd.	2.83	Oct. 29, 2026	~~W~~	130,000

(2)	Long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025		December 31, 2024
DBS Bank Ltd.	2.63	Mar. 10, 2025		—	200,000
Credit Agricole CIB	4.89	Nov. 28, 2025		—	50,000
DBS Bank Ltd.(*)	3M CD + 0.075	Oct. 8, 2026		200,000	200,000
Industrial and Commercial Bank of China Ltd.	2.70	Sep. 13, 2027		100,000	—
Mizuho Bank, Ltd.	2.75	Sep. 22, 2027		200,000	—

				500,000	450,000
Less current portions				(200,000)	(250,000)

			~~W~~	300,000	200,000

(*)	Applied interest rate is the 3M CD rate of 2.85% and 3.41% as of December 31, 2025 and 2024, respectively.

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Unsecured corporate bonds	Operating fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds	Operating and Refinancing fund	2025	2.49		—	150,000
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		—	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		—	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and Refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and Refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds	Refinancing fund	2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds		2025	1.75		—	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40		—	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds		2026	1.39		80,000	80,000
Unsecured corporate bonds		2031	1.80		50,000	50,000
Unsecured corporate bonds		2041	1.89		100,000	100,000
Unsecured corporate bonds		2026	2.69		70,000	70,000
Unsecured corporate bonds		2041	2.68		40,000	40,000
Unsecured corporate bonds		2025	3.80		—	240,000

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Unsecured corporate bonds	Refinancing fund	2027	3.84		70,000	70,000
Unsecured corporate bonds		2042	3.78		40,000	40,000
Unsecured corporate bonds		2025	4.00		—	300,000
Unsecured corporate bonds		2027	4.00		95,000	95,000
Unsecured corporate bonds		2025	4.73		—	110,000
Unsecured corporate bonds		2027	4.74		60,000	60,000
Unsecured corporate bonds		2032	4.69		40,000	40,000
Unsecured corporate bonds		2026	3.65		110,000	110,000
Unsecured corporate bonds		2028	3.83		190,000	190,000
Unsecured corporate bonds		2026	3.72		80,000	80,000
Unsecured corporate bonds		2028	3.80		200,000	200,000
Unsecured corporate bonds		2030	3.96		70,000	70,000
Unsecured corporate bonds		2026	4.54		115,000	115,000
Unsecured corporate bonds		2028	4.68		100,000	100,000
Unsecured corporate bonds		2030	4.72		50,000	50,000
Unsecured corporate bonds		2033	4.72		30,000	30,000
Unsecured corporate bonds		2027	3.72		180,000	180,000
Unsecured corporate bonds		2029	3.73		110,000	110,000
Unsecured corporate bonds		2034	3.92		110,000	110,000
Unsecured corporate bonds		2027	2.91		170,000	170,000
Unsecured corporate bonds		2029	2.92		90,000	90,000
Unsecured corporate bonds		2034	2.96		40,000	40,000
Unsecured corporate bonds		2028	2.98		190,000	—
Unsecured corporate bonds		2030	3.05		70,000	—
Unsecured corporate bonds		2035	3.17		140,000	—
Unsecured corporate bonds		2028	2.67		80,000	—
Unsecured corporate bonds		2030	2.82		190,000	—
Unsecured corporate bonds		2035	3.06		40,000	—
Unsecured global bonds	Operating fund	2027	6.63		573,960 (USD 400,000)	588,000 (USD 400,000)
Floating rate notes(*)	Operating fund	2025	SOFR rate +1.17		—	441,000 (USD 300,000)
		2028	SOFR rate +0.59		430,470 (USD 300,000)	—

					6,094,430	6,649,000
Less discounts on bonds					(13,090)	(13,806)

					6,081,340	6,635,194
Less current portions of bonds					(664,696)	(1,680,070)

				~~W~~	5,416,644	4,955,124

(*)	Applied interest rate is the SOFR rate of 4.20% and 4.49% as of December 31, 2025 and 2024, respectively.

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

16.	Long-Term Payables – Other

(1)	As of December 31, 2025 and 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(3,964)	(13,355)
Current portion of long-term payables – other		(368,572)	(367,765)

Carrying amount at year end	~~W~~	179,389	539,955

(2)

Repayment of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the years ended December 31, 2025 and 2024. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		182,775

	~~W~~	551,925

17.	Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025						As of December 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	101,077	4,475	(5,482)	(724)	99,346	29,829	69,517
Emission allowance		28	1,033	—	(1,061)	—	—	—
Other provisions		—	107,921	—	—	107,921	107,921	—

	~~W~~	101,105	113,429	(5,482)	(1,785)	207,267	137,750	69,517

(In millions of won)	2024						As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	4,718	(3,113)	(810)	101,077	40,682	60,395
Emission allowance		822	1,000	—	(1,794)	28	28	—

	~~W~~	101,104	5,718	(3,113)	(2,604)	101,105	40,710	60,395

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

18.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	442,155	504,857
Fair value of plan assets		(542,367)	(608,375)

	~~W~~	(100,212)	(103,518)

(2)	Principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Discount rate for defined benefit obligations	4.22%	3.81%
Expected rate of salary increase	6.22%	5.42%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Beginning balance	~~W~~	504,857	493,541
Current service cost		50,002	50,410
Interest cost		18,190	20,280
Remeasurement
- Financial assumption		9,890	21,642
- Adjustment based on experience		25,432	(11,773)
Benefit paid(*1)		(172,882)	(76,849)
Past service cost		—	6,795
Others(*2)		6,666	811

Ending balance	~~W~~	442,155	504,857

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.
(*2)	Others include changes of liabilities due to employees’ transfers among affiliates for the years ended December 31, 2025 and 2024.

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

18.	Defined Benefit Assets, Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	~~W~~	608,375	578,685
Interest income		21,331	24,241
Remeasurement		2,577	2,039
Contribution		89,060	55,000
Benefit paid(*1)		(184,246)	(54,536)
Others(*2)		5,270	2,946

Ending balance	~~W~~	542,367	608,375

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.
(*2)	Others include changes in assets due to employees’ transfers among affiliates for the years ended December 31, 2025 and 2024.

The Company’s expected contributions to the defined benefit plan for the year ended December 31, 2026, amounts to ~~W~~107,742 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Current service cost	~~W~~	50,002	50,410
Net interest income		(3,141)	(3,961)
Past service cost		—	6,795

	~~W~~	46,861	53,244

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Equity instruments	~~W~~	33,477	43
Debt instruments		124,640	243,273
Short-term financial instruments, etc.		384,250	365,059

	~~W~~	542,367	608,375

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

18.	Defined Benefit Assets, Continued

(7)	Sensitivity analysis

As of December 31, 2025, reasonably possible changes to each of the significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(13,334)	14,125
Expected salary increase rate		14,121	(13,455)

A sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2025 and 2024 are 6.47 years and 6.22 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~14,130 million and ~~W~~12,337 million for the years ended December 31, 2025 and 2024, respectively.

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2025 are as follows:

(In millions of won, thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd.	Oct. 10, 2024 ~ Oct. 8, 2026
May. 28, 2025	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS Bank Ltd.	May. 28, 2025 ~ May. 26, 2028

(2)

In relation to the business acquisition by SK Broadband Co., Ltd. during the year ended December 31, 2020, the Company entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the shareholders’ agreement, the Company acquired 24.7% of the shares of SK Broadband Co., Ltd. for ~~W~~1,145,870 million.

(3)

SAPEON Inc., a subsidiary of the Company, disposed of a portion of its shares in Rebellions Inc. (formerly, SAPEON Korea Inc.) during the year ended December 31, 2024, and the Company entered into a Price Return Swap (“PRS”) under which the buyer is entitled to receive the difference between the sales proceeds and the settlement amount upon the subsequent sale of the shares. The Company recognized a derivative financial liability of ~~W~~555 million in relation to the PRS as of December 31, 2025.

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

19.	Derivative Instruments, Continued

(4)

The derivative financial instruments to which the Company applies cash flow hedging is recorded in the separate financial statements as derivative financial assets and derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won, thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	137,222	137,222
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		19,034	19,034

	~~W~~	156,256	156,256

Liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	~~W~~	(621)	(621)

	~~W~~	(621)	(621)

As of December 31, 2025, changes in fair value of derivatives designated as hedging instruments, all of which were assessed as effective hedges, were recognized in full in other comprehensive income.

(5)

The derivatives held for trading is recorded in the financial statements as derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Liabilities:
Foreign exchange forward contract	~~W~~	(26)	(26)
Price Return Swap (PRS)		(555)	(555)

	~~W~~	(581)	(581)

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*)	~~W~~	30,493	30,493

(*)

In 2002, 2003 and 2024, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Issued shares as of January 1	214,790,053	218,833,144
Retirement of treasury shares(*)	—	(4,043,091)

Issued shares as of December 31	214,790,053	214,790,053

(*)	The Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.

(3)	Details of shares outstanding as of December 31, 2025 and 2024 are as follows:

(In shares)
	December 31, 2025			December 31, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(4)	Details of capital surplus and others as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares(Note 21)		(88,533)	(92,962)
Hybrid bonds(Note 22)		398,509	398,509
Share option(Note 23)		14,511	14,498
Others(*)		(6,643,160)	(6,642,865)

	~~W~~	(4,547,673)	(4,551,820)

(*)	The amount includes a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control.

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2025		December 31, 2024
Number of shares		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(2)	Changes in treasury shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Treasury shares as of January 1	1,903,711	6,133,414
Acquisition(*1)	—	317,000
Disposal(*2)	(95,933)	(503,612)
Retirement of treasury shares(*3)	—	(4,043,091)

Treasury shares as of December 31	1,807,778	1,903,711

(*1)	The Company acquired 317,000 treasury shares for ~~W~~15,788 million in an effort to increase shareholder value by stabilizing its stock price for the year ended December 31 2024.
(*2)

The Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the year ended December 31, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million, and the Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~24 million for the year ended December 31, 2025. Also, the Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~181 million for the year ended December 31, 2024.

(*3)

The Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

63

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Type	Issuance date	Maturity (*1)	Annual interest rate(%)(*2)	December 31, 2025		December 31, 2024
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	400,000
Issuance costs						(1,491)	(1,491)

					~~W~~	398,509	398,509

As the Company has no contractual obligation to deliver cash or other financial assets to the holders of its hybrid bonds, the instruments are classified as equity. In the event of liquidation or bankruptcy, the hybrid bonds rank senior only to common shares.

(*1)	The Company has the right to extend the maturity at its discretion without providing any prior notice or announcement.
(*2)

The annual interest rate is determined as yield rate of a 5-year national bond plus a premium. According to the step-up clause, an additional premium of 0.25% and 0.75% is applied, after 10 years and 25 years, respectively, from the issuance date.

64

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23.	Share-Based Payment Arrangement

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5(*)	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited during the year ended December 31, 2025.

65

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23.	Share-Based Payment Arrangement, Continued

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value during the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial grant amounted to ~~W~~10,813 million in 2023 and ~~W~~12,835 million in 2024. The number of shares to be delivered is determined based on the adjustment rate calculated using the share price on the expiration date and the cumulative increase rate of KOSPI200.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
Cumulative amount through December 31, 2024	~~W~~	158,596
For the year ended December 31, 2025		(439)

	~~W~~	158,157

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,134 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of December 31, 2025 and 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of December 31, 2025.

Share compensation expenses recognized for equity-settled share-based payment arrangement was ~~W~~4,549 million for the year ended December 31, 2024, and no expense was recognized for the year ended December 31, 2025.

66

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.65%	2.43%	3.02%	2.64%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	53,500	53,500	53,500	53,500
Expected volatility	15.30%	15.30%	15.30%	15.30%
Expected dividends yield	6.62%	6.62%	6.62%	6.62%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	15,048	3,394	2,520	1,518

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023 PSU of SK Telecom Co., Ltd.	Granted in 2024 PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

67

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		181,157	554,693

	~~W~~	15,199,915	15,273,451

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

68

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

Date of appropriation for 2025: March 26, 2026

Date of appropriation for 2024: March 26, 2025

(In millions of won)
	2025		2024
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	31,162	90,380
Remeasurement of defined benefit plans		(22,748)	(5,771)
Reclassification of valuation gain (loss) on FVOCI		135,299	(60,518)
Retirement of treasury shares		—	(200,000)
Interim dividends: 2025: ~~W~~1,660 per share, 1,660% on par value 2024: ~~W~~2,490 per share, 2,490% on par value		(353,551)	(530,082)
Interest on hybrid bonds		(19,800)	(19,800)
Profit for the year		410,795	1,280,484

		181,157	554,693

Reversal of appropriation of retained earnings:
Reserve for business expansion		(50,000)	(150,000)
Reserve for technology development		(50,000)	(150,000)
Appropriation of retained earnings:
Cash dividends: 2024: ~~W~~1,050 per share, 1,050% on par value		—	223,531

		(100,000)	(523,531)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	81,157	31,162

69

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	1,300,865	213,725
Valuation gain (loss) on derivatives		7,450	(4,995)

	~~W~~	1,308,315	208,730

(2)	Changes in reserves for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance as of January 1, 2024	~~W~~	139,548	(274)	139,274
Changes, net of taxes		74,177	(4,721)	69,456

Balance as of December 31, 2024	~~W~~	213,725	(4,995)	208,730

Balance as of January 1, 2025	~~W~~	213,725	(4,995)	208,730
Changes, net of taxes		1,087,140	12,445	1,099,585

Balance as of December 31, 2025	~~W~~	1,300,865	7,450	1,308,315

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	~~W~~	213,725	139,548
Amount recognized as other comprehensive income for the year, net of taxes		1,222,439	13,659
Amount reclassified to retained earnings, net of taxes		(135,299)	60,518

Balance as of December 31	~~W~~	1,300,865	213,725

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	~~W~~	(4,995)	(274)
Amount recognized as other comprehensive income (loss) for the year, net of taxes		6,306	(10,801)
Amount reclassified to profit or loss, net of taxes		6,139	6,080

Balance as of December 31	~~W~~	7,450	(4,995)

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2025		2024
Products transferred at a point in time:
Product sales	~~W~~	165,550	163,901
Services transferred over time:
Wireless service revenue(*1)		9,946,153	10,671,222
Cellular interconnection revenue		380,121	413,855
Others(*2)		1,559,244	1,525,082

		11,885,518	12,610,159

	~~W~~	12,051,068	12,774,060

(*1)

Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers. During the year ended December 31, 2025, the wireless service revenue was reduced by ~~W~~454,143 million reflecting the impact of Customer Appreciation Package and early cancellation fee waivers provided to customers as part of the measures taken in response to a cybersecurity incident.

(*2)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Communication	~~W~~	27,448	26,735
Utilities		396,730	400,612
Taxes and dues		32,398	29,676
Repair		270,790	272,723
Research and development		317,800	343,074
Training		21,856	22,431
Bad debt for accounts receivable – trade		38,035	33,085
Supplies and others(*)		254,670	45,715

	~~W~~	1,359,727	1,174,051

(*)

Supplies and others operating expenses include ~~W~~211,998 million of costs incurred in response to the cybersecurity incident during the year ended December 31, 2025. The portions of these estimated costs that remained unpaid as of December 31, 2025 are recognized as a provision. (See note 17)

71

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Other Non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	121,975	33,438
Others		30,530	18,417

	~~W~~	152,505	51,855

Other Non-operating expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	11,505	14,301
Impairment loss on property and equipment and intangible assets		2,205	49,622
Donations		14,239	14,740
Bad debt for accounts receivable – other		3,210	4,157
Others(*)		139,107	58,658

	~~W~~	170,266	141,478

(*)	Others include penalties of ~~W~~134,799 million imposed by the Personal Information Protection Commission in connection with the cybersecurity incident during the year ended December 31, 2025.

72

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Finance income:
Interest income	~~W~~	42,383	43,168
Dividends		240,015	216,886
Gain on foreign currency transactions		20,327	11,678
Gain on foreign currency translations		2,491	2,536
Gain relating to financial instruments at FVTPL		2,156	239,616

	~~W~~	307,372	513,884

(In millions of won)	2025		2024
Finance costs:
Interest expense	~~W~~	289,393	315,794
Loss on sale of accounts receivable – other		17,513	35,317
Loss on foreign currency transactions		20,210	12,992
Loss on foreign currency translations		2,219	1,392
Loss relating to financial instruments at FVTPL		12,818	120,040
Loss on settlement of derivatives		7,298	—
Other finance costs		23,356	—

	~~W~~	372,807	485,535

(2)	Details of interest income included in finance income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Interest income on cash equivalents and short-term financial instruments	~~W~~	22,307	23,792
Interest income on loans and others		20,076	19,376

	~~W~~	42,383	43,168

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025		2024
Interest expense on borrowings	~~W~~	18,078	16,577
Interest expense on debentures		207,553	215,705
Others		63,762	83,512

	~~W~~	289,393	315,794

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows. Bad debt expense for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)
	2025
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	16,745	37,603
Financial assets at FVOCI		40,128	23,356
Financial assets at amortized cost		46,596	22,037

		103,469	82,996

Financial liabilities:
Financial liabilities at FVTPL		2,153	26
Financial liabilities at amortized cost		2,702	289,785

		4,855	289,811

	~~W~~	108,324	372,807

(*)	Finance income does not include ~~W~~199,048 million of dividends received from subsidiaries and associates for the year ended December 31, 2025.

74

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows. Bad debt expense for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued:

1)	Finance income and costs, Continued

(In millions of won)
	2024
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	40,804	39,765
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		43,593	5,116

		115,390	44,881

Financial liabilities:
Financial liabilities at FVTPL		217,408	115,592
Financial liabilities at amortized cost		4	325,062

		217,412	440,654

	~~W~~	332,802	485,535

(*)	Finance income does not include ~~W~~181,082 million of dividends received from subsidiaries and associates for the year ended December 31, 2024.

2)	Other comprehensive income (loss)

(In millions of won)
	2025		2024
Financial assets:
Financial assets at FVOCI	~~W~~	1,222,439	13,659
Derivatives designated as hedging instrument		12,445	(4,721)

	~~W~~	1,234,884	8,938

(5)	Details of impairment losses for financial assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Accounts receivable – trade	~~W~~	38,035	33,085
Other receivables		3,210	4,157

	~~W~~	41,245	37,242

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2025 and 2024 consist of the following:

(In millions of won)
	2025		2024
Current tax expense:
Current year	~~W~~	110,332	304,365
Changes in estimates related to prior years		91,867	(21,577)

		202,199	282,788

Deferred tax expense:
Changes in net deferred tax liabilities		123,504	(86,188)

Income tax expense	~~W~~	325,703	196,600

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2025 and 2024 is attributable to the following:

(In millions of won)
	2025		2024
Profit before income tax	~~W~~	736,498	1,477,084
Income taxes at statutory income tax rate		184,074	379,588
Non-taxable income		(47,754)	(46,304)
Non-deductible expenses		59,199	9,594
Tax credit and tax reduction		(21,677)	(20,538)
Changes in unrecognized deferred taxes		(134)	(87,136)
Changes in estimates related to prior years and others		114,471	(40,054)
Changes in tax rate		37,524	1,450

Income tax expense	~~W~~	325,703	196,600

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Valuation gain on financial assets measured at fair value	~~W~~	(441,881)	(4,828)
Valuation loss (gain) on derivatives		(4,306)	1,342
Remeasurement of defined benefit plans		9,957	2,061
Gain on disposal of treasury shares		(314)	(46)

	~~W~~	(436,544)	(1,471)

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,794	(7,617)	—	36,177
Accrued interest income		(567)	278	—	(289)
Financial assets measured at fair value		(42,328)	60,657	(441,881)	(423,552)
Investments in subsidiaries and associates		38,670	(74,746)	—	(36,076)
Property and equipment		(406,092)	36,533	—	(369,559)
Retirement benefit obligation		8,800	(30,589)	9,957	(11,832)
Valuation loss on derivatives		27,589	3,623	(4,306)	26,906
Loss on foreign currency translation		20,361	1,214	—	21,575
Incremental costs to acquire a contract		(667,618)	(122,965)	—	(790,583)
Right-of-use assets		(273,438)	16,854	—	(256,584)
Lease liabilities		292,493	8,650	—	301,143
Others		118,525	(6,789)	(314)	111,422

	~~W~~	(839,811)	(114,897)	(436,544)	(1,391,252)

Tax credit		122,533	(8,607)	—	113,926

	~~W~~	(717,278)	(123,504)	(436,544)	(1,277,326)

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)	2024
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,576	218	—	43,794
Accrued interest income		(255)	(312)	—	(567)
Financial assets measured at fair value		(5,321)	(32,179)	(4,828)	(42,328)
Investments in subsidiaries and associates		(15,730)	54,400	—	38,670
Property and equipment		(398,779)	(7,313)	—	(406,092)
Retirement benefit obligation		(11,851)	18,590	2,061	8,800
Valuation gain on derivatives		24,099	2,148	1,342	27,589
Gain (loss) on foreign currency translation		20,658	(297)	—	20,361
Incremental costs to acquire a contract		(673,580)	5,962	—	(667,618)
Right-of-use assets		(308,716)	35,278	—	(273,438)
Lease liabilities		308,633	(16,140)	—	292,493
Others		73,546	45,025	(46)	118,525

	~~W~~	(943,720)	105,380	(1,471)	(839,811)

Tax credit		141,725	(19,192)	—	122,533

	~~W~~	(801,995)	86,188	(1,471)	(717,278)

(5)	Details of temporary differences for which no deferred tax assets were recognized in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries and associates		596,301	623,819
Other temporary differences		51,394	102,850

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

31.	Income Tax Expense, Continued

(6)

Details of the aggregate temporary differences related to investments in subsidiaries and associates, for which no deferred tax liabilities were recognized in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries and associates	~~W~~	36,479	114,946

(7)

In accordance with the Pillar Two rules, the Company is required to pay top-up taxes when the GloBE effective tax rate of any Group entity its jurisdictions is below the minimum tax rate of 15%. For the year ended December 31, 2025, the Company recognized ~~W~~472 million of income tax expense related to Pillar Two (2024: nil). The Company has applied the temporary exception from recognizing and disclosing deferred tax assets and liabilities arising from the application of the Pillar Two rules.

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

32.	Earnings per Share

Earnings per share is calculated for profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025		2024
Profit for the year	~~W~~	410,795	1,280,484
Interest on hybrid bonds		(19,800)	(19,800)

Profit for the year on common shares		390,995	1,260,684
Weighted average number of common shares outstanding (in shares)		212,953,061	212,848,138

Basic earnings per share (in won)	~~W~~	1,836	5,923

2)	Weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are calculated as follows:

(In shares)	2025
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2025	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	66,719

	212,982,275	212,953,061

(In shares)	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025		2024
Profit for the year on common shares	~~W~~	390,995	1,260,684
Adjusted weighted average number of common shares outstanding (in shares)		212,975,220	213,428,916

Diluted earnings per share (in won)	~~W~~	1,836	5,907

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are calculated as follows:

(In shares)
	2025	2024
Outstanding shares as of January 1	212,886,342	212,699,730
Effect of treasury shares	66,719	148,408
Effect of share option	22,159	580,778

Adjusted weighted average number of common shares outstanding (in shares)	212,975,220	213,428,916

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

33.	Dividends

(1)	Details of dividends declared

Details of dividends declared for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding (in shares)	Face value (in won)	Dividend ratio	Dividends
2025	Cash dividends (Interim)	212,982,275	100	830%	~~W~~	176,776
	Cash dividends (Interim)	212,982,275	100	830%		176,775

					~~W~~	353,551

2024	Cash dividends (Interim)	212,880,865	100	830%	~~W~~	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					~~W~~753,613

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2025 and 2024 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2025	Cash dividends	1,660	53,500	3.10%
2024	Cash dividends	3,540	55,200	6.41%

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	350,000	—	421,861	—	771,861
Financial instruments		—	—	89,509	—	89,509
Long-term investment securities(*)		59,847	2,337,149	—	—	2,396,996
Accounts receivable – trade		—	—	1,469,426	—	1,469,426
Loans and other receivables		189,963	—	638,789	—	828,752
Derivative financial assets		—	—	—	156,256	156,256

	~~W~~	599,810	2,337,149	2,619,585	156,256	5,712,800

(*)	The Company designated ~~W~~2,337,149 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,165,158	—	1,165,158
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,563	1,342,902	—	—	1,418,465
Accounts receivable – trade		—	—	1,508,893	—	1,508,893
Loans and other receivables		223,761	—	616,521	—	840,282
Derivative financial assets		—	—	—	228,822	228,822

	~~W~~	299,324	1,342,902	3,369,926	228,822	5,240,974

(*)	The Company designated ~~W~~1,342,902 million of equity instruments that are not held for trading as financial assets at FVOCI.

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	581	—	621	1,202
Borrowings		—	630,000	—	630,000
Debentures		—	6,081,340	—	6,081,340
Lease liabilities(*)		—	1,137,608	—	1,137,608
Accounts payable – other and others		—	3,190,133	—	3,190,133

	~~W~~	581	11,039,081	621	11,040,283

(In millions of won)
	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	748	81,904
Borrowings		—	450,000	—	450,000
Debentures		—	6,635,194	—	6,635,194
Lease liabilities(*)		—	1,158,452	—	1,158,452
Accounts payable – other and others		—	3,489,056	—	3,489,056

	~~W~~	81,156	11,732,702	748	11,814,606

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

84

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Company has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	60,896	~~W~~	87,379	708,363	~~W~~	1,016,430
EUR	2,348		3,959	—		—
Others	—		1,071	—		14,504

		~~W~~	92,409		~~W~~	1,030,934

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See note 19)

As of December 31, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	7,288	(7,288)	~~W~~	5,359	(5,359)
EUR		396	(396)		291	(291)
Others		(1,343)	1,343		(987)	987

	~~W~~	6,341	(6,341)	~~W~~	4,663	(4,663)

85

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The Company is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Company’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Company’s revenue or operating cash flows.

The Company conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Company employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of December 31, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~430,470 million, respectively. The Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the year ended December 31, 2025. (See note 19)

As of December 31, 2025, the per values of floating-rate long-term payables – other amount to ~~W~~551,925 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the year ended December 31, 2025 is as follows:

(In millions of won)
Profit before income tax			Equity
If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
~~W~~	(5,519)	5,519	~~W~~	(4,058)	4,058

(iii)	Price fluctuation risk

As of December 31, 2025, the Company holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in the per-share stock price of the equity securities on profit before income tax and equity for the year ended December 31, 2025 is as follows:

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	67,102	(67,102)

86

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	771,822	1,165,121
Financial instruments		89,509	79,354
Long-term investment securities		500	—
Accounts receivable – trade		1,469,426	1,508,893
Contract assets		17,321	18,576
Loans and other receivables		828,752	840,282
Derivative financial assets		156,256	228,822

	~~W~~	3,333,586	3,841,048

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

87

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company recognizes a loss allowance for accounts receivable – trade. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2025 are included in note 5.

(ii)	Debt investments

Credit risk arises from debt investments included in financial instruments of ~~W~~89,509 million, loans and other receivables of ~~W~~828,752 million, and long-term investment securities of ~~W~~500 million. To limit the exposure to this risk, the Company transacts only with financial institutions whose credit ratings are assessed as low credit risk.

Most of the Company’s debt investments are assessed to have a low risk of default and the counterparties are considered to have a strong capacity to meet their contractual cash flow obligations in the near term. Accordingly, the Company measures the loss allowance for these debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company measures the loss allowance at an amount equal to lifetime expected credit losses when the credit risk of a debt investments is assessed to have increased significantly since initial recognition (presumed when it is more than 30 days past due).

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2025 are as follows:

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	190,463	719,499	9,698	36,120
Loss allowance		—	(1,861)	(3,330)	(31,828)

Carrying amount	~~W~~	190,463	717,638	6,368	4,292

88

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in loss allowance for debt investments for the year ended December 31, 2025 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2024	~~W~~	2,688	3,317	57,664	63,669
Remeasurement of loss allowance, net		2,503	94	613	3,210
Transfer to lifetime ECL – not credit impaired		(3,330)	3,330	—	—
Transfer to lifetime ECL – credit impaired		—	(3,411)	3,411	—
Amounts written off		—	—	(30,250)	(30,250)
Recovery of amounts written off		—	—	390	390

December 31, 2025	~~W~~	1,861	3,330	31,828	37,019

(iii)	Cash and cash equivalents

As of December 31, 2025, the Company deposited ~~W~~771,822 million of cash and cash equivalents (~~W~~1,165,121 million as of December 31, 2024) with banks and financial institutions that maintain credit ratings above specified threshold. The impairment on cash and cash equivalents was measured using a 12-month expected credit loss model, taking into account the short-term nature of the exposure. Based on an assessment of the counterparties’ external credit ratings, the credit risk associated with these balances is considered to be low.

89

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and secures adequate liquidity through various committed credit lines at all times. The Company maintains sufficient liquidity based on its cash-generating capacity from operating activities and available credit facilities.

Contractual maturities of financial liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*1)	~~W~~	630,000	650,504	344,373	306,131	—
Debentures(*1)		6,081,340	6,940,542	866,042	4,164,429	1,910,071
Lease liabilities		1,137,608	1,236,785	358,999	788,361	89,425
Accounts payable – other and others(*1,2)		3,190,133	3,207,976	2,996,649	211,327	—

	~~W~~	11,039,081	12,035,807	4,566,063	5,470,248	1,999,496

(*1)	The contractual cash flow includes estimated interest payables.
(*2)

The Company’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Company pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~240,565 million as of December 31, 2025, which equals to the amounts already received by the supplier from the finance provider.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	156,256	162,398	16,958	145,440
Liabilities		(621)	(627)	(627)	—

90

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that for the year ended December 31, 2024.

The Company monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the separate financial statements.

Debt-to-equity ratio as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Total liabilities	~~W~~	13,157,686	13,624,772
Total equity		11,991,050	10,960,854

Debt-to-equity ratios		109.73%	124.30%

91

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	599,810	—	539,963	59,847	599,810
Derivative hedging instruments		156,256	—	156,256	—	156,256
FVOCI		2,337,149	912,600	—	1,424,549	2,337,149

	~~W~~	3,093,215	912,600	696,219	1,484,396	3,093,215

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	581	—	26	555	581
Derivative hedging instruments		621	—	621	—	621

	~~W~~	1,202	—	647	555	1,202

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	631,116	—	631,116
Debentures		6,081,340	—	6,013,856	—	6,013,856
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	7,259,301	—	7,198,779	—	7,198,779

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	299,324	—	223,761	75,563	299,324
Derivative hedging instruments		228,822	—	228,822	—	228,822
FVOCI		1,342,902	1,088,578	—	254,324	1,342,902

	~~W~~	1,871,048	1,088,578	452,583	329,887	1,871,048

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	81,904	—	748	81,156	81,904
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	450,000	—	453,965	—	453,965
Debentures		6,635,194	—	6,637,948	—	6,637,948
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	7,992,914	—	8,022,517	—	8,022,517

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2025 and 2024 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2025 are as follows:

Interest rate
Derivative instruments	1.52% ~ 3.77%
Borrowings and debentures	3.06% ~ 3.40%
Long-term payables – other	2.95% ~ 3.16%

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods and inputs for determination of fair value of financial instruments that are not traded in an active market. The valuation methods and inputs used for recurring and non-recurring fair value measurements classified within Level 2 and Level 3 of the fair value hierarchy by the Company are as follows:

	Level	Valuation methods	Inputs
Financial assets at FVPL	2	Market approach, Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility
Financial assets at FVOCI	3	Market approach	Comparable transaction price
Derivative hedging instruments	2	Discounted cash flow model	Discount rate
Financial liabilities at FVPL	2	Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility

2)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2025. The changes in financial assets and liabilities classified as Level 3 for the year ended December 31, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025		Gain (loss) for the year	OCI	Acquisition	Disposal	Balance as of December 31, 2025
Financial assets:
FVTPL	~~W~~	75,563	(9,512)	—	500	(6,704)	59,847
FVOCI		254,324	—	1,198,357	1	(28,133)	1,424,549

	~~W~~	329,887	(9,512)	1,198,357	501	(34,837)	1,484,396

Financial liabilities:
FVTPL	~~W~~	(81,156)	2,134	—	—	78,467	(555)

93

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	63,777	(63,777)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	66,019	(63,777)	2,242

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,747	(72,747)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,658	(72,747)	1,911

94

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties

(1)	List of the related parties

Relationship	Company
Ultimate controlling entity	SK Inc.

Subsidiaries	SK Broadband Co., Ltd. and 18 others

Joint venture	UTC Kakao-SK Telecom ESG Fund

Associates(*)	SK China Company Ltd. and 40 others

Others	The ultimate controlling entity’s subsidiaries and associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Company has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of December 31, 2025, the Company is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Company.

95

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(2)	As of December 31, 2025, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	99.1	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Subsidiary owned by Atlas Investment	Forest AI Investment	100.0	Investment
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

96

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(3)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibilities in the planning, operations and oversight of relevant controls of the business to be key management personnel. The compensations given to such key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Salaries	~~W~~	6,727	5,673
Defined benefit plan expenses		1,038	1,362
Share option		(181)	977

	~~W~~	7,584	8,012

Compensations for the key management include salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

97

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025
Scope	Company	Operating revenue and others		Operating expenses and others (*1)	Acquisition of property and equipment and others

Ultimate controlling entity	SK Inc.(*2)	~~W~~	19,651	517,109	194,511

Subsidiaries	SK Broadband Co., Ltd.(*3)		323,280	622,996	333
	PS&Marketing Corporation(*4)		6,309	1,290,056	47
	SK O&S Co., Ltd.(*5)		7,815	284,452	78,521
	SK Telink Co., Ltd.(*6)		117,681	17,473	—
	SERVICE ACE Co., Ltd.		5,139	118,795	—
	SERVICE TOP Co., Ltd.		6,090	110,385	—
	Others(*7)		19,738	22,593	—

			486,052	2,466,750	78,901

Associates	SK m&service Co., Ltd.(*8)		3,286	20,227	1,184
	Penguin Solutions, Inc.		—	—	99,822
	Others(*9,10)		18,531	21,639	—

			21,817	41,866	101,006

Others	SK Innovation Co., Ltd.		8,485	13,157	—
	SK Networks Co., Ltd.		1,067	13,424	—
	SK Networks Service Co., Ltd.		563	34,762	1,667
	SK Energy Co., Ltd.		1,770	74	—
	Content Wavve Corp.		8,422	59,618	—
	Happy Narae Co., Ltd.		154	28,126	33,316
	SK Shieldus Co., Ltd.		48,731	112,085	20,525
	Eleven Street Co., Ltd.		4,918	25,304	—
	SK Planet Co., Ltd.		3,257	69,746	1,670
	SK hynix Inc.		55,268	422	—
	Tmap Mobility Co., Ltd.		10,706	4,422	—
	Dreamus Company		2,765	50,318	—
	One Store Co., Ltd.		12,087	37	—
	UNA Engineering Inc.		—	9,639	14,831
	SK REIT Co., Ltd.(*11)		215,699	1,174	—
	Others		29,457	49,548	213

			403,349	471,856	72,222

		~~W~~	930,869	3,497,581	446,640

98

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~607,871 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~15,191 million of dividend received from Astra AI Infra LLC.
(*8)

Transactions with SK m&service Co., Ltd. prior to the disposal of shares were classified as transactions with a subsidiary, and the transactions subsequent to the disposal were classified as transactions with an associate.

(*9)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Company was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*10)

Operating revenue and others include ~~W~~8,855 million of dividend received from Korea IT Fund, ~~W~~1,438 million of dividend received from Citadel Pacific Telecom Holdings, LLC, ~~W~~460 million of dividend received from Start-up Win-Win Fund, ~~W~~7,333 million of dividend received from SK-KNET Youth Startup Investment Cooperative, and ~~W~~253 million of dividend received from UniSK.

(*11)	Operating revenue and others include ~~W~~215,699 million from the disposal of the office building located in Seongnam-si, Gyeonggi-do.

99

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		2024
Scope	Company	Operating revenue and others		Operating expenses and others (*1)	Acquisition of property and equipment and others

Ultimate controlling entity	SK Inc.(*2)	~~W~~	10,499	568,328	70,384

Subsidiaries	SK Broadband Co., Ltd. (*3)		315,031	609,591	1,657
	PS&Marketing Corporation(*4)		6,122	1,291,206	1,258
	SK O&S Co., Ltd.		3,214	267,636	56,445
	SK Telink Co., Ltd.(*5)		133,063	16,270	27
	SERVICE ACE Co., Ltd.(*6)		14,408	122,356	—
	SERVICE TOP Co., Ltd.(*7)		12,938	118,313	—
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		1,414	2,658	776
	Others		6,476	45,013	1,013

			492,666	2,473,043	61,176

Associates	F&U Credit information Co., Ltd.		758	43,928	266
	Daehan Kanggun BcN Co., Ltd.		9,552	—	—
	Others(*8)		7,927	13,759	271

			18,237	57,687	537

Others	SK Innovation Co., Ltd.		5,913	12,590	—
	SK Networks Co., Ltd.		1,286	10,883	—
	SK Networks Service Co., Ltd.		507	41,349	2,153
	SK Energy Co., Ltd.		1,669	180	—
	Content Wavve Corp.		13,432	83,119	—
	Happy Narae Co., Ltd.		163	11,341	98,378
	SK Shieldus Co., Ltd.		51,118	91,288	8,408
	Eleven Street Co., Ltd.		7,176	28,157	—
	SK Planet Co., Ltd.		5,166	73,866	2,893
	SK hynix Inc.		39,980	233	—
	Tmap Mobility Co., Ltd.		15,137	5,677	—
	Dreamus Company		4,281	65,599	264
	One Store Co., Ltd.		14,108	65	—
	UNA Engineering Inc.		—	10,266	13,026
	Others(*9)		35,112	77,881	25,236

			195,048	512,494	150,358

		~~W~~	716,450	3,611,552	282,455

100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(4)	Transactions with related parties for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~232,466 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~707,579 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~590 million of dividend received from Start-up Win-Win Fund, ~~W~~5,055 million of dividends received from Korea IT Fund, ~~W~~1,439 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~499 million of dividends received from UniSK.

(*9)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

101

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	8,705	163,338

Subsidiaries	SK Broadband Co., Ltd.		159,296	235,104
	PS&Marketing Corporation		873	57,114
	SK O&S Co., Ltd.		7	40,377
	SK Telink Co., Ltd.		19,531	6,291
	SERVICE ACE Co., Ltd.		341	19,545
	SERVICE TOP Co., Ltd.		1,053	21,034
	Others		206	4,668

			181,307	384,133

Associates	SK m&service Co., Ltd.		448	28,430
	Others		—	1,788

			448	30,218

Others	SK hynix Inc.		13,232	291
	SK Planet Co., Ltd.		154	1,285
	Eleven Street Co., Ltd.		14,115	1,709
	One Store Co., Ltd.		537	10,403
	SK Shieldus Co., Ltd.		14,256	15,146
	SK Innovation Co., Ltd.		4,987	21,419
	SK Networks Co., Ltd.		199	27,698
	SK Networks Service Co., Ltd.		2,159	5,726
	Incross Co., Ltd.		1,557	25,416
	UNA Engineering Inc.		—	3,611
	Happy Narae Co., Ltd.		8	653
	Content Wavve Corp.		—	2
	Dreamus Company		7	1,810
	SK REIT Co., Ltd.		7,890	61,835
	Others		10,995	4,307

			70,096	181,311

		~~W~~	260,556	759,000

102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,166	71,672

Subsidiaries	SK Broadband Co., Ltd.		—	128,050	186,030
	PS&Marketing Corporation		—	1,152	56,531
	SK O&S Co., Ltd.		—	57	63,748
	SK Telink Co., Ltd.		—	23,625	11,705
	SERVICE ACE Co., Ltd.		—	412	25,150
	SERVICE TOP Co., Ltd.		—	24	22,578
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,489
	SK m&service Co., Ltd.		—	1,219	25,705
	Others		—	361	5,708

			—	154,902	404,644

Associates	F&U Credit information Co., Ltd.		—	—	4,000
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Konan Technology Inc.		—	—	63
	Others		—	353	2,715

			22,147	353	6,778

Others	SK hynix Inc.		—	11,948	206
	SK Planet Co., Ltd.		—	241	2,386
	Eleven Street Co., Ltd.		—	10,425	1,565
	One Store Co., Ltd.		—	474	9,883
	SK Shieldus Co., Ltd.		—	11,233	11,742
	SK Innovation Co., Ltd.		—	5,259	28,159
	SK Networks Co., Ltd.		—	262	26,319
	SK Networks Service Co., Ltd.		—	—	5,204
	Incross Co., Ltd.		—	1,650	20,215
	UNA Engineering Inc.		—	—	3,320
	Happy Narae Co., Ltd.		—	8	14,781
	Content Wavve Corp.		—	1,564	2
	Dreamus Company		—	313	2,055
	Others		—	8,106	9,861

			—	51,483	135,698

		~~W~~	22,147	207,904	618,792

(*)	As of December 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

36.	Transactions with Related Parties, Continued

(6)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(7)	The details of additional investments and disposal of subsidiaries and associates for the year ended December 31, 2025 are presented in note 9.

104

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~205,160 million and ~~W~~241,962 million as of December 31, 2025 and 2024, respectively, which the Company purchased according to the relevant comprehensive agreements, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2025, the Company is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Company has a present obligation, nor is any such matter expected to have a material effect on the Company’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Obligation relating to spin-off

The Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Company prior to the spin-off.

(4) As of December 31, 2025, the Company has committed to incur ~~W~~25,273 million of acquisition costs for property and equipment and intangible assets in future periods under existing arrangements.

(5) According to the covenants associated with the Company’s bond issuances and borrowings, the Company is required to maintain certain financial ratios, including the debt ratio, within specified threshold. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Company’s assets and limit disposal of certain assets.

(6) The Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Company is entitled to receive AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Gain on foreign currency translations	~~W~~	(2,491)	(2,536)
Interest income		(42,383)	(43,168)
Dividends		(240,015)	(216,886)
Gain relating to investments in subsidiaries, associates and joint ventures		(23,043)	(15,183)
Gain relating to financial instruments at FVTPL		(2,156)	(239,616)
Gain on disposal of property and equipment and intangible assets		(121,975)	(33,438)
Loss on foreign currency translations		2,219	1,392
Bad debt for accounts receivable – trade		38,035	33,085
Bad debt for accounts receivable – other		3,210	4,157
Loss relating to financial instruments at FVTPL		12,818	120,040
Loss on settlement of derivatives		7,298	—
Other finance costs		23,356	—
Loss relating to investments in subsidiaries, associates and joint ventures		15,191	—
Depreciation and amortization		2,633,548	2,780,178
Loss on disposal of property and equipment and intangible assets		11,505	14,301
Impairment loss on property and equipment and intangible assets		2,205	49,622
Loss on sale of accounts receivable – other		17,513	35,317
Interest expense		289,393	315,794
Expense related to defined benefit plan		46,861	53,244
Bonus paid by treasury shares		262	24,988
Share option expenses (reversal)		(744)	4,567
Income tax expense		325,703	196,600
Increase in other provisions		107,921	—
Other expenses		3,091	10,794

	~~W~~	3,107,322	3,093,252

106

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Accounts receivable – trade	~~W~~	11,434	(44,625)
Accounts receivable – other		(7,121)	(79,650)
Advanced payments		14,155	3,309
Prepaid expenses		(364,875)	28,161
Inventories		22,043	(10,887)
Long-term accounts receivable – other		10,702	140,941
Guarantee deposits		5,292	14,880
Contract assets		1,255	3,037
Accounts payable – other		121,503	(86,893)
Withholdings		46,524	109,194
Deposits received		6,940	(81)
Accrued expenses		(182,699)	88,013
Provisions		(5,482)	—
Plan assets		95,186	(464)
Retirement benefits payment		(172,882)	(76,849)
Contract liabilities		32,101	13,998
Others		(2,573)	(2,349)

	~~W~~	(368,497)	99,735

(3)	Material non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(126,107)	(170,233)
Increase of right-of-use assets		319,882	325,743
Transfer from property and equipment to investment property		14,484	(8,435)

107

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
					Non-cash transactions
	January 1, 2025		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2025
Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		130,000	—	—	—	130,000
Long-term borrowings		450,000		50,000	—	—	—	500,000
Debentures		6,635,194		(538,153)	(20,621)	—	4,920	6,081,340
Lease liabilities		1,158,452		(321,515)	—	—	300,671	1,137,608
Long-term payables – other		907,720		(369,150)	—	—	9,391	547,961
Derivative financial liabilities		748		—	—	(127)	—	621
Derivative financial assets		(228,822)		52,859	—	19,707	—	(156,256)

	~~W~~	8,923,292		(995,959)	(20,621)	19,580	314,982	8,241,274
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(577,054)
Payments of interest on hybrid bonds				(19,800)

				(596,854)

			~~W~~	(1,592,813)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

108

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
					Non-cash transactions
	January 1, 2024		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024
Total liabilities from financing activities:
Long-term borrowings	~~W~~	640,000		(190,000)	—	—	—	450,000
Debentures		6,666,939		(162,857)	126,112	—	5,000	6,635,194
Lease liabilities		1,226,545		(341,989)	—	—	273,896	1,158,452
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial assets		(116,210)		—	—	(112,612)	—	(228,822)
Derivative financial liabilities		—		—	—	748	—	748

	~~W~~	9,677,727		(1,063,996)	126,112	(111,864)	295,313	8,923,292
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(753,390)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)

				(788,978)

			~~W~~	(1,852,974)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

39.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of December 31, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,332,500	1,021,864	5,936,707

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in the quantities of emissions rights held by the Company are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Beginning	306,575	414,356	517,280	1,238,211
Allocation at no cost	1,327,809	1,332,500	1,021,864	3,682,173
Sale	(70,789)	(63,058)	(293,002)	(426,849)
Surrender or shall be surrendered	(1,149,239)	(1,166,518)	(1,246,142)	(3,561,899)

Ending	414,356	517,280	—	931,636

(3)	As of December 31, 2025, the estimated annual greenhouse gas emissions quantities of the Company are 1,246,142 tCO2-eQ.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

40.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025		December 31, 2024
Investments in subsidiaries	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*1)	~~W~~	—	7,035
	SK stoa Co., Ltd.		40,081	—
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	4,533

		~~W~~	40,081	11,568

(*1)

The Company disposed of the shares in NATE Communications Corporation (formerly, SK Communications Co., Ltd.), resulting in a loss of ~~W~~1,306 million relating to investments in subsidiaries for the year ended December 31, 2025.

(*2)	The Company disposed of its shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~13,971 million relating to investments in associates for the year ended December 31, 2025.

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Audit opinion on internal control over financial reporting

The accompanying independent auditors’ report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. (the “Company”) and the separate financial statements of the Company for the year ended December 31, 2025 in accordance with the Paragraph 7 of Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent Auditors’ Report on Internal Control over Financial Reporting

2.	Management’s Annual Report on Internal Control over Financial Reporting

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Independent Auditors’ Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025, based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”).

In our opinion, the Company maintained, in all material respects, effective ICFR as of December 31, 2025, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2025, the separate statements of income, comprehensive income, changes in equity, and cash flow for the years ended December 31, 2025, and notes, comprising of material accounting policy information, and our report dated March 10, 2026 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective ICFR and for its assessment of the effectiveness of ICFR, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of ICFR includes performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors’ judgment, including the assessment the risk that a material weakness exists. The audit involves obtaining an understanding of ICFR, and testing and evaluating the design and operating effectiveness of internal controls based on the assessed risks.

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Definition and Inherent Limitations of Internal Control over Financial Reporting

A Company’s ICFR is a process effected by those charged with governance, management, and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A Company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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Management’s Annual Report on Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2025.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Evaluation and Reporting Standard for Internal Control over Financial Reporting’ set forth in Appendix 6 of the Detailed Enforcement Rule of the Regulation on External Audit and Accounting.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2025, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

(Appendix)

- Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud

February 24, 2026

/s/ Park, Jong Seok
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

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(Appendix) Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud

	Control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Entity level control

<Operation of the whistleblowing system and appropriate actions>

The Company independently operates internal and external reporting channels for ethical violations. Upon receipt of a report, immediate actions are taken, and the violation is analyzed to establish measures to prevent recurrence. The results are reported to management and the Audit Committee of the Board of Directors and are incorporated into the Company’s ethics program.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Assessment of fraud risks related to ICFR>

The Company considers fraud risk when determining the scope of internal control over financial reporting each year and prepares fraud risk assessments considering risk factors related to fraudulent financial reporting and the misappropriation of assets. The Company reports the ICFR operational review plan, including procedures and results reflecting fraud risk considerations in determining the scope of ICFR, to the Internal Control over Financial Reporting Officer, the Audit Committee, among others.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Monitoring of compliance with segregation of duties and access control policies>

The Company has established and operates segregation of duties policies, and the person responsible for authority management performs semiannual reviews to identify any violations of such policies and assesses the results.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Classification of ICFR deficiencies and establishment of remediation plans>

The Company consults with relevant departments regarding any exceptions identified following the annual evaluation of ICFR to classify control deficiencies and establish remediation plans and prepares documentation of internal control deficiencies, including such remediation plans.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

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(Appendix) Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud, Continued:

	Control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Treasury control	<Segregation of duties in the treasury process> The responsibilities for initiating or modifying fund transfers are segregated from those for approving fund transfers.	No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Reconciliation of cash and cash equivalents balances>

The head of the treasury department periodically reviews reconciliations between the subsidiary ledger for cash and cash equivalents and bank transaction reports, and where differences are identified, reviews and approves the appropriateness of the supporting evidence for such differences.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Restriction of treasury disbursement authority>

Authority to create or modify bank account information and to create, modify and execute fund transfers is restricted to qualified personnel within the treasury department.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Identification of dormant bank accounts and closure of unused accounts>

The treasury department periodically reviews all bank accounts held in the Company’s name to identify dormant or omitted accounts and closes unused accounts where necessary.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review of treasury disbursement>

The treasury department reviews and approves fund transfer transactions recorded in the corporate banking and/or internet banking systems by verifying their consistency with key details in the supporting documents.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Reconciliation between authorization records of corporate cards issued in the company’s name and billing statements>

The person responsible for corporate cards issued in the company’s name compares the card issuer’s authorization records with billing statements on a monthly basis to identify any differences and adjusts such differences where necessary.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

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(Appendix) Internal control activities performed by the Company to address fraud risks related to misappropriation of assets and other treasury-related fraud, Continued:

	Control activities	Results of the design and operating effectiveness assessment (performing department, timing, etc)
Treasury control	<Approval of bank account opening and closure> The head of the treasury department reviews and approves the justification for requests to open or close bank accounts.	No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review and approval of reconciliations relating to the list of bank accounts>

The head of the treasury department periodically reviews and approves the reconciliation between bank balance confirmations and the related list of bank accounts recorded in the books .

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Controls over access to and use of treasury-related physical assets>

Access to treasury-related physical assets is restricted, and where the company’s seals are used, a seal usage request form is prepared and approved by an authorized approver within the department responsible for seal management.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

<Review of treasury financing activities>

The treasury department reviews and approves the appropriateness of key terms and conditions set forth in borrowing and bond issuance approval documents and submits such matters to the Board of Directors where board approval is required.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)
Other transaction level control

<Approval of the creation and modification of key vendor master information>

Authorized approvers within the vendor master management function, including the head of the treasury department, review and approve the creation or modification of key vendor master information (such as business registration numbers and vendor’s bank account) after confirming its consistency with supporting documents.

No material weaknesses were identified. (The Company’s ICFR department, Jul. 2025, Sep. 2025, Dec. 2025, Feb. 2026)

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